Exhibit 1

MI Developments Inc.

455 Magna Drive
Aurora, Ontario
Canada L4G 7A9
Tel:	(905) 713-6322
Fax:	(905) 713-6332

MI DEVELOPMENTS ANNOUNCES FOURTH QUARTER AND 2009 RESULTS

March 29, 2010, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) (“MID” or the “Company”) today announced its results for the three-month period and year ended December 31, 2009.  All figures are in U.S. dollars.

Dennis Mills, Vice Chairman and CEO notes that “During 2009, the global recession severely impacted both the real estate market and automotive manufacturing market, the latter being the business of our main tenant Magna International Inc.

In addition, as a major lender to Magna Entertainment Corp. (“MEC”), the bankruptcy of that company resulted in further challenges to MID, however, the finalization of the MEC Chapter 11 proceedings may result in MID acquiring a number of assets with significant long term real estate value.

With the forthcoming settlement of the MEC Chapter 11 proceedings, we look forward to a return to a more stable environment.”

The results for the three-month period and year ended December 31, 2009 are summarized below:

	REAL ESTATE BUSINESS(1)
	Three months ended December 31,		Year ended December 31,
(in thousands, except per share figures)	2009	2008	2009	2008
Revenues	$58,042	$54,495	$224,034	$219,141
Net income (loss) attributable to MID	$(72,800)	$32,372	$11,717	$132,172
Funds from operations (“FFO”)(2)	$(61,873)	$42,432	$52,860	$175,591
Diluted FFO per share(2)	$(1.32)	$0.91	$1.13	$3.76

	MID CONSOLIDATED(1)
	Three months ended December 31,		Year ended December 31,
(in thousands, except per share figures)	2009(3)	2008	2009(3)	2008
Revenues
Real Estate Business	$58,042	$54,495	$224,034	$219,141
MEC(3),(4)	—	114,655	152,935	591,998
Eliminations(3)	—	(13,652)	(9,636)	(40,566)
	$58,042	$155,498	$367,333	$770,573
Net income (loss) attributable to MID
Real Estate Business	$(72,800)	$32,372	$11,717	$132,172
MEC — continuing operations(3)	—	(77,974)	(54,763)	(124,875)
Eliminations(3)	—	(642)	(107)	(963)
Income (loss) from continuing operations	(72,800)	(46,244)	(43,153)	6,334
MEC — discontinued operations(3),(5)	—	(8,219)	864	(18,606)
	$(72,800)	$(54,463)	$(42,289)	$(12,272)
Diluted earnings (loss) attributable to MID per share from continuing operations	$(1.56)	$(0.99)	$(0.93)	$0.14
Diluted loss attributable to MID per share	$(1.56)	$(1.17)	$(0.91)	$(0.26)

(1)

As discussed further in Management’s Discussion and Analysis of Results of Operations and Financial Position under “ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES” included in this press release, the Company adopted United States generally accepted accounting principles (“U.S. GAAP”) as its primary basis of financial reporting commencing January 1, 2009 on a retrospective basis. In conjunction with the adoption of U.S. GAAP, the Company also adopted the definition of FFO prescribed in the United States effective January 1, 2009 on a retrospective basis. The results of operations for the three-month period and year ended December 31, 2008 have been restated to reflect the adoption of U.S. GAAP and the definition of FFO prescribed in the United States.

(2)

FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under generally accepted accounting principles (“GAAP”) and therefore may not be comparable to similar measures presented by other companies. Please refer to Management’s Discussion and Analysis of Results of Operations and Financial Position under “REAL ESTATE BUSINESS — Results of Operations — Funds From Operations” included in this press release.

(3)

As discussed further in Management’s Discussion and Analysis of Results of Operations and Financial Position under the section “SIGNIFICANT MATTERS — Deconsolidation of MEC” included in this press release, on March 5, 2009 (the “Petition Date”), MEC and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Court”) and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies’ Creditors Arrangement Act (the “CCAA”) in Canada. As a result of the Debtors’ Chapter 11 filing, the Company has concluded that, under GAAP, it ceased to have the ability to exert control over MEC on or about March 5, 2009. Accordingly, the Company’s investment in MEC has been deconsolidated from the Company’s results beginning on March 5, 2009. The Company’s results of operations for the three-month period ended December 31, 2009 do not include the results of MEC and for the year ended December 31, 2009 include MEC’s results of operations for the period up to March 5, 2009. Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment’s results of operations. However, the effects of transactions between these two segments prior to March 5, 2009 are eliminated in the consolidated results of operations of the Company.

(4)	Excludes revenues from MEC’s discontinued operations.
(5)

Discontinued operations represent MEC’s discontinued operations, net of certain related consolidation adjustments. MEC’s discontinued operations for the year ended December 31, 2009 and for the three-month period ended December 31, 2008 include the operations of Remington Park, Thistledown, Portland Meadows and Magna Racino™. In addition, MEC’s discontinued operations for the year ended December 31, 2008 also include the operations of Great Lakes Downs, which was sold in July 2008.

REAL ESTATE BUSINESS FINANCIAL RESULTS

Three-Month Period Ended December 31, 2009

Revenues were $58.0 million in the fourth quarter of 2009 compared to $54.5 million in the fourth quarter of 2008.  The $3.5 million increase in revenues is due to a $3.9 million increase in rental revenues, partially offset by a $0.4 million reduction in interest and other income earned from MEC.

Rental revenues in the fourth quarter of 2009 increased to $44.8 million from $40.8 million in the prior year period.  The additional rent earned from contractual rent increases and completed projects on-stream and the effect of changes in foreign currency exchange rates was partially offset by the negative impact of vacancies, renewals and re-leasing and straight-line rent adjustments.

Interest and other income from MEC in the fourth quarter of 2009 decreased to $13.3 million from $13.7 million in the prior year period.  The decrease is primarily due to increased amortization in the prior year period relating to arrangement fees charged in 2008 under the Gulfstream Park project financing and 2007 MEC Bridge Loan, partially offset by interest and fees earned under the DIP Loan, increased interest and fees earned under the MEC 2008 Loan and the accretion of the fair value adjustment recorded upon the deconsolidation of MEC in the current year period.

Net loss attributable to MID for the fourth quarter of 2009 was $72.8 million compared to net income of $32.4 million in the prior year period.  The decrease in earnings is primarily due to increases of $14.5 million in general and administrative expenses, $0.8 million in depreciation and amortization and $1.4 million in net interest expense, reduced foreign exchange gains of $1.4 million, the write-down of long-lived assets of $4.5 million, the $90.8 million impairment provision relating to loans receivable from MEC, the $0.1 million loss on disposal of real estate and the $7.8 million currency translation loss included in “other losses” in the current year period.  These reductions to net income were partially offset by a $3.5 million increase in revenues and a reduction of $12.4 million in income taxes.

FFO for the fourth quarter of 2009 decreased by $104.3 million ($2.23 per share) as compared to the prior year period primarily due to the reduced net income of $105.2 million as a result of: (i) a $90.8 million impairment provision recorded on the loans receivable from MEC; (ii) a $4.5 million impairment charge on long-lived assets; (iii) a $7.8 million foreign currency translation loss due to the capital investment reduction in a foreign subsidiary; and (iv) $7.8 million of increased costs due to the MEC Chapter 11 proceedings.  Partially offsetting the reduction to net income is increased depreciation and amortization of $0.8 million and the loss on disposal of real estate of $0.1 million recorded in the fourth quarter of 2009.

Year Ended December 31, 2009

Revenues were $224.0 million in 2009 compared to $219.1 million in 2008.  The $4.9 million increase in revenues is due to a $12.5 million increase in interest and other income earned from MEC, partially offset by a $7.6 million reduction in rental revenues.

Rental revenues in 2009 decreased to $170.9 million from $178.6 million in 2008.  The additional rent earned from contractual rent increases and completed projects on-stream was more than offset by the negative impact of vacancies, renewals and re-leasing, the effect of changes in foreign currency exchange rates and straight-line rent and other adjustments.

Interest and other income from MEC in 2009 increased to $53.1 million from $40.6 million in 2008.  The increase is primarily due to interest and fees earned under the MEC 2008 Loan, the DIP Loan and the Gulfstream Park project financing, and the accretion of the fair value adjustment recorded upon the deconsolidation of MEC.  The increase in interest and other income from MEC was partially offset by a reduction to the carrying value of the MEC loan facilities at the Petition Date and decreased interest and fees earned from the Remington Park project financing and the 2007 MEC Bridge Loan.

Net income attributable to MID in 2009 was $11.7 million compared to $132.2 million in 2008.  The decrease is primarily due to increases of $25.9 million in general and administrative expenses and $3.3 million in net interest expense, reduced foreign exchange gains of $1.0 million, the write-down of long-lived assets of $4.5 million in the current year compared to $0.5 million in the prior year, the $7.8 million of other losses recognized in the current year as compared to $3.9 million of other gains recognized in the prior year, the $90.8 million impairment provision relating to loans receivable from MEC and the $0.5 million adjustment to the carrying values of the MEC loan facilities on deconsolidation of MEC in the current year.  These reductions to net income were partially offset by a $4.9 million increase in revenues, reductions of $9.7 million in income tax expense and $2.1 million in depreciation and amortization.

FFO for 2009 was $52.9 million ($1.13 per share) compared to $175.6 million ($3.76 per share) in 2008.  The decrease in FFO compared to the prior year is due primarily to (i) reduced net income of $120.5 million as a result of $90.8 million impairment provision recorded on the loans receivable from MEC, a $4.5 million impairment charge on long-lived assets, a $7.8 million foreign currency translation loss due to the capital investment reduction in a foreign subsidiary and $15.2 million of increased costs due to the MEC Chapter 11 proceedings, (ii) a reduction in depreciation and amortization of $2.1 million and (iii) the gain on disposal of real estate of $0.2 million recorded in 2009.

A more detailed discussion of MID’s consolidated financial results for the fourth quarter and year ended December 31, 2009 is contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position, and the unaudited interim consolidated financial statements and notes thereto, which are attached to this press release.

DIVIDENDS

MID’s Board of Directors has declared a dividend of $0.15 per share on MID’s Class A Subordinate Voting Shares and Class B Shares for the fourth quarter ended December 31, 2009.  The dividend is payable on or about April 15, 2010 to shareholders of record at the close of business on April 9, 2010.

Unless indicated otherwise, MID has designated the entire amount of all past and future taxable dividends paid since January 1, 2006 to be an “eligible dividend” for purposes of the Income Tax Act (Canada), as amended from time to time.  Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

ABOUT MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe.  MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a majority equity interest in MEC, an owner and operator of horse racetracks, and a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets.  As discussed in Management’s Discussion and Analysis of Results of Operations and Financial Position under the heading “SIGNIFICANT MATTERS — Participation in MEC’s Bankruptcy and Asset Sales” included in this press release, on the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the CCAA in Canada.

For further information, please contact Rocco Liscio, Executive Vice-President and Chief Financial Officer, at 905-726-7507.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934.  Forward-looking statements may include, among others, statements relating to the MEC Chapter 11 proceeding and the Company’s participation therein and statements regarding the Company’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, the risks and uncertainties inherent in the MEC Chapter 11 proceeding, including the success or timing of the implementation of the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., the success or timing of the auction of MEC’s assets, and the outcome of any proceedings related to the MEC Chapter 11 proceeding or MID’s involvement therein (including as a result of any objections raised with the Bankruptcy Court), and the risks set forth in the “Risk Factors” section in the Company’s Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

OTHER INFORMATION

For further information about MID, please see our website at www.midevelopments.com.  Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

Management’s Discussion and Analysis of Results of Operations and Financial Position

For the three-month period and year ended December 31, 2009

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of MI Developments Inc. (“MID” or the “Company”) summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three-month period and year ended December 31, 2009.  Unless otherwise noted, all amounts are in United States (“U.S.”) dollars and all tabular amounts are in millions of U.S. dollars.  This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three-month period and year ended December 31, 2009, which is prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  The Company adopted U.S. GAAP as its primary basis of financial reporting commencing January 1, 2009 on a retrospective basis (see “ADOPTION OF UNITED STATES GENERALLY ACCEPPTED ACCOUNTING PRINCIPLES”).  For a reconciliation of the Company’s results of operations and financial position from U.S. GAAP to Canadian generally accepted accounting principles (“Canadian GAAP”), see note 19 to the unaudited interim consolidated financial statements.  This MD&A is prepared as at March 29, 2010.  Additional information relating to MID, including the Annual Information Form for 2009, can be obtained from the Company’s website at www.midevelopments.com and on SEDAR at www.sedar.com.

OVERVIEW

MID is the successor to Magna International Inc.’s (“Magna”) real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna.  MID was formed as a result of four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario):  1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MID.  These companies were wholly-owned subsidiaries of Magna and held Magna’s real estate division and the controlling interest in Magna Entertainment Corp. (“MEC”).  All of MID’s Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one of MID’s Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held.  As a result of this spin-off transaction, MID acquired Magna’s controlling interest in MEC.

Real Estate Business

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units.  Members of the Magna group of companies are MID’s primary tenants and provide approximately 98% of the annual real estate revenue generated by MID’s income-producing properties (see “REAL ESTATE BUSINESS — Our Relationship with Magna”).  In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects. The Company’s primary objective is to increase cash flow from its real estate operations, net income and the value of its assets in order to maximize the return on shareholders’ equity over the long term.

Magna Entertainment Corp.

MEC is an owner and operator of horse racetracks and a supplier via simulcasting of live horseracing content to the inter-track, off-track and account wagering markets.  At December 31, 2009 and 2008, the Company owned approximately 54% of MEC’s total equity, representing approximately 96% of the total votes attached to MEC’s outstanding stock.

On March 5, 2009 (the “Petition Date”), MEC and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Court”) and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies’ Creditors Arrangement Act in Canada.  On February 18, 2010, MID announced that MEC had filed the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors (the “Creditors’ Committee”), MID and MI Developments US Financing Inc. pursuant to Chapter 11 of the Code (as amended, the “Plan”) and related Disclosure Statement (the “Disclosure Statement”) in connection with the MEC Chapter 11 proceedings which provides for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC’s interest in the Village at Gulfstream Park, a joint venture between MEC and Forest City Enterprises, Inc.), AmTote International, Inc. (“AmTote”) and XpressBet, Inc. (“XpressBet”).  On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club (“MJC”) to MID.  The Plan is subject to the confirmation of the Court (see “SIGNIFICANT MATTERS — Participation in MEC’s Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization”).

As a result of the MEC Chapter 11 filing, management estimated and reduced the carrying value of MID’s equity investment in MEC to zero.  Under the Plan, on the later to occur of the effective date of the Plan and the date the shares of MEC Lone Star, LP (“Lone Star LP”) or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor will receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

In this MD&A, we use the term “Real Estate Business” to refer to the operations over which our Board of Directors (the “Board”) and executive management have direct responsibility for the key operating, financing and resource allocation decisions, which excludes the operations of MEC (see “SIGNIFICANT MATTERS — Deconsolidation of MEC”).

HIGHLIGHTS — REAL ESTATE BUSINESS

The Company faced several challenges during the fourth quarter and year ended December 31, 2009, including a weakening global economy and the bankruptcy of MEC. Despite the global economic meltdown that began late in 2008 and in particular the significant drop in real estate values around the world, the Company has a stable base of income-producing properties that continues to provide a steady cash flow from Magna who has endured the severe downturn in the automotive industry (see “REAL ESTATE BUSINESS - Automotive Industry Trends and Magna Plant Rationalization Strategy”). The MEC bankruptcy proceedings, which are ongoing, included a legal challenge by the Creditors’ Committee with respect to the validity of and security related to the MID loans to MEC. A global settlement and release in connection with the action has been reached and the Plan is subject to confirmation of the Court. The settlement reached subsequent to year end required the Company to recognize a $90.8 million impairment on the value of the loans to MEC in the fourth quarter and year ended December 31, 2009. Under the terms of the settlement, however, certain assets will be transferred to the Company from MEC which have highly desirable underlying real estate located in some of the premier urban locations in United States (see “SIGNIFICANT MATTERS -  Participating in MEC’s Bankruptcy and Asset Sales”).

	Three Months Ended			Year Ended
	December 31,			December 31,
(in millions, except per share information)	2009	2008	Change	2009	2008	Change

Rental Revenues	$44.8	$40.8	10%	$170.9	$178.6	(4)%
Interest and other income from MEC(1)	13.3	13.7	(3)%	53.1	40.6	31%
Revenues	58.0	54.5	7%	224.0	219.1	2%
Net income (loss)(2)	(72.8)	32.4	(325)%	11.7	132.2	(91)%
Funds from operations (“FFO”)(3)	(61.9)	42.4	(246)%	52.9	175.6	(70)%
Diluted FFO per share(3)	$(1.32)	$0.91	(246)%	$1.13	$3.76	(70)%

	As at December 31,
(in millions, except number of properties)	2009	2008	Change

Number of income-producing properties	106	105	1%
Leaseable area (sq. ft.)	27.4	27.3	—
Annualized lease payments (“ALP”)(4)	$178.0	$167.7	6%
Income-producing property, gross book value (“IPP”)	$1,639.0	$1,542.3	6%
ALP as percentage of IPP	10.9%	10.9%	—

(1)

Prior to the Petition Date, interest and other income from MEC is eliminated from the Company’s consolidated results of operations. $13.3 million and $43.5 million, respectively of interest and other income from MEC subsequent to the Petition Date are included in the Company’s consolidated results of operations for the three-month period and year ended December 31, 2009.

(2)	Refer to footnote 4 under “SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA (UNAUDITED)”.
(3)

FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under generally accepted accounting principles (“GAAP”) and therefore may not be comparable to similar measures presented by other companies. In conjunction with the Company’s adoption of U.S. GAAP as its primary basis of financial reporting (see “ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES”), the Company has adopted the definition of FFO prescribed in the United States by the National Association of Real Estate Investment Trusts® (“NAREIT”) effective January 1, 2009 on a retrospective basis. The Company previously determined FFO using the definition prescribed in Canada by the Real Property Association of Canada (“REALpac”). FFO, FFO per share and diluted FFO per share for all periods presented in this MD&A have been determined in accordance with the definition prescribed by NAREIT. For further details of the change in definition of FFO and a reconciliation of FFO to net income, see “REAL ESTATE BUSINESS — Results of Operations — Funds From Operations”.

(4)

Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see “REAL ESTATE BUSINESS — Foreign Currencies”).

SIGNIFICANT MATTERS

Participation in MEC’s Bankruptcy and Asset Sales

Chapter 11 Filing and Plan of Reorganization

On the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies’ Creditors Arrangement Act in Canada.

MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets.  Under Chapter 11, the Debtors are operating as “debtors-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court.  In general, the Debtors are authorized under Chapter 11 to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the prior approval of the Court.  The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors’ debt obligations, including those with MID Islandi s.f. (the “MID Lender”), and those debt obligations became automatically and immediately due and payable.  However, subject to certain exceptions under the Bankruptcy Code, the Debtors’ Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date.  The Company has not guaranteed any of the Debtors’ debt obligations or other commitments.  Under the priority scheme established by the Bankruptcy Code, unless creditors agree to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

As of March 29, 2010, the Company’s equity investment in MEC consisted of 2,923,302 shares of its Class B Stock and 218,116 shares of its Class A Subordinate Voting Stock (“MEC Class A Stock”), representing approximately 96% of the total voting power of its outstanding stock and approximately 54% of the total equity interest in MEC.  MEC Class A Stock was delisted from the Toronto Stock Exchange effective at the close of market on April 1, 2009 and from the Nasdaq Stock Market effective at the opening of business on April 6, 2009.  As a result of the MEC Chapter 11 filing, management estimated and reduced the carrying value of MID’s equity investment in MEC to zero.  Under the Plan, on the later to occur of the effective date of the Plan and the date the shares of Lone Star LP or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors’ Committee in connection with the Debtors’ Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims.  On August 21, 2009, the Creditors’ Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants.  On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors’ Committee.  The Court denied the motion on September 22, 2009.  On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors’ Committee had agreed in principle to the terms of a global settlement and release in connection with the action.  Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and a full release of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC will receive $89.0 million in cash plus up to $1.5 million as a reimbursement for certain expenses incurred in connection with the action.  Under the terms of the settlement agreement, MID will receive certain assets of MEC, as described below.  The settlement and release is intended to be implemented through the Plan.

On February 18, 2010, MID announced that MEC had filed the Plan and Disclosure Statement in connection with the MEC Chapter 11 proceedings which provides for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC’s interest in the Village at Gulfstream Park, a joint venture between MEC and Forest City Enterprises, Inc.), AmTote and XpressBet.  On March 23, 2010, the Plan was amended to include the transfer of MJC to MID.  The Plan is subject to the confirmation of the Court.

In satisfaction of MID’s claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan, and the MEC Project Financing Facilities (each discussed further under “LOANS RECEIVABLE FROM MEC”), the Plan provides that MID will receive, in addition to net assets of MEC to be transferred to MID, the following:

(a)          upon the sale of Thistledown, MID will receive the first $20.0 million of the proceeds from such sale and the unsecured creditors of MEC will receive any proceeds in excess of such amount; and

(b)         upon the sale of Lone Star LP pursuant to an agreement previously filed in the Court, the unsecured creditors of MEC will receive the first $20.0 million of the proceeds, if any, from such sale and MID will receive any proceeds in excess of such amount.

MID will also have the right to receive the net assets or proceeds from the sale of Portland Meadows, any proceeds from the litigation by MEC against PA Meadows, LLC currently pending in the Court and future payments under the Meadows Holdback Note and certain other remaining assets of MEC to be specified in the Plan.

Under the Plan, rights of MID and MEC against MEC’s directors’ and officers’ insurers will be preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. MID will be entitled to receive any such compensation from MEC’s directors’ and officers’ insurers.

MID, MEC and the Creditors’ Committee, among others, have entered into a Support Agreement dated February 18, 2010 (the “Support Agreement”) pursuant to which, among other things, MID and the Creditors’ Committee agreed to support the Plan and MEC agreed to use its reasonable best efforts to seek approval of the Disclosure Statement in the Court on or prior to March 31, 2010 and obtain confirmation of the Plan by the Court on or prior to April 30, 2010.  The Support Agreement may be terminated if, among other things, the Court denies confirmation of the Plan.

The risks and uncertainties relating to the Plan and its implementation include, among others:

•                  there is no certainty whether the Plan and the Disclosure Statement will be confirmed by the Court and whether any modifications of the Plan will be required, or that such modification would not require the resolicitation of votes of claimholders;

•                  there is no certainty with regard to whether the conditions to the effective date of the Plan will be satisfied, and how long the process contemplated by the Plan and its implementation under the Chapter 11 proceedings will take;

•                  there is no certainty with regard to how long the process for the marketing and sale of the Debtors’ assets that are to be sold to third parties pursuant to the Plan will take; and

•                  there is no certainty whether or at what prices such assets will be sold or whether any bids by any third party for such assets will materialize or be successful.

If the conditions precedent to the effective date of the Plan have not occurred or been duly waived, then any approval by the Court of the Plan will be vacated, in which event no distributions would be made under the Plan, the Debtors and all holders of claims and equity interests (including MID) would be restored to the status quo ante as of the day immediately preceding the date that the Court approved the Plan and the Debtors’ obligations with respect to claims and equity interests would remain unchanged.

If the Debtors are not able to successfully implement the Plan under Chapter 11, it is possible that they will be required to shut down all or part of their business and liquidate their assets, which is likely to have an adverse impact on MID and MID Lender’s interests in MEC.

Although the Company reduced the carrying value of the loans receivable from MEC by $90.8 million (see REAL ESTATE BUSINESS — Results of Operations — Impairment Provision Relating to Loans Receivable from MEC), there can be no assurance that we will not further reduce the carrying value of the MEC loans, either in connection with the implementation of the Plan under Chapter 11 or if the Debtors are not able to successfully implement the Plan.

The acquisition of MJC by MID will be subject to forbearance terms that will require that the MJC racing operations be brought to a break-even status within three years and that accumulated budgeted losses during that period will not exceed $15.0 million without approval from the Special Committee of the Board.  In addition, any future gaming operations at MJC will not be developed other than in combination with an experienced and financially secure gaming co-venturer on terms acceptable to the Special Committee.  With respect to the other non-real estate related MEC assets that will be transferred to MID as contemplated by the Plan, MID intends to later announce certain forbearance terms or funding limitations or other restrictions to be approved by the Special Committee with respect to any future investments by MID in, or loans to be made by MID in respect of, such assets.

For a more detailed discussion of the Plan and the Disclosure Statement, please refer to the “Amended Joint Plan of the Affiliated Debtors, The Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code” dated March 22, 2010 and the “Disclosure Statement for the Amended Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc. pursuant to Chapter 11 of the United States Bankruptcy Code”.  The complete Plan and Disclosure Statement are available on SEDAR at www.sedar.com.

In light of the risks and uncertainties relating to the Plan and its implementation and the fact that the Special Committee of the Board has not yet approved forbearance terms or funding limitations or other restrictions in respect of certain non real estate assets of MEC that will be transferred to MID pursuant to the Plan, it is difficult to determine at this time what the expected effect on MID’s financial condition, results of operations and cash flows of the acquisition of the MEC assets by MID pursuant to the Plan will be.

In connection with the Debtors’ Chapter 11 filing, MID, through the MID Lender is providing MEC a secured non-revolving debtor-in-possession financing facility (the “DIP Loan”).  As amended and restated, the DIP Loan matures on April 30, 2010 and the maximum commitment amount thereunder is $71.4 million, of which $3.5 million is available to be borrowed by MEC as at March 29, 2010 (see “LOANS RECEIVABLE FROM MEC — DIP Loan” for further details of the DIP Loan).  Under the Plan, a portion of the amounts held in escrow by the Debtors reflecting the net proceeds from the sale of the assets of Remington Park will be used to pay and satisfy in full all outstanding DIP Loan obligations.

MEC Asset Sales

The Debtors’ Chapter 11 filing contemplated the Debtors selling all or substantially all their assets through an auction process and using the proceeds to satisfy claims against the Debtors, including indebtedness owed to the MID Lender.  On the Petition Date, MID entered into an agreement with certain of the Debtors and certain non-Debtor affiliates of MEC to purchase such Debtors’ and non-Debtors’ relevant interests associated with certain specified assets (the “MID Stalking Horse Bid”), subject to Court approval.  However, on April 20, 2009, in response to objections raised by a number of parties in the Debtors’ Chapter 11 process and with the intent of expediting that process, MID and MEC terminated the MID Stalking Horse Bid.

On May 11, 2009, the Court approved the bid procedures for the auction of the Debtors’ interests associated with the following assets: Santa Anita Park (including the relevant Debtor’s joint venture interest in The Shops at Santa Anita); Remington Park; Lone Star LP; Thistledown; Portland Meadows; assets related to StreuFex™ (an environmentally friendly horse bedding product); vacant lands located in Ocala, Florida; and vacant lands located in Dixon, California.  On October 28, 2009, the Court approved revised bid procedures for the auction of Santa Anita Park and bid procedures for the auction of the following additional assets: Gulfstream Park (including the adjacent lands and the relevant Debtor’s joint venture interest in The Village at Gulfstream Park™); Golden Gate Fields; and MJC (including the Preakness®).

Since the Petition Date, the Debtors have entered into and completed various asset sales, including assets sold pursuant to orders obtained by the Debtors from the Court in the Chapter 11 cases.  The auction process has been suspended pending the confirmation of the Plan, which addresses the disposition of the Debtors’ remaining assets.

On July 31, 2009, the Court approved the Debtors’ motion for authorization to sell for 6.5 million euros the assets of one of MEC’s non-debtor Austrian subsidiaries, which assets include Magna Racino™ and surrounding lands, to an entity affiliated with Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the family of Frank Stronach, certain members of which are trustees of the Stronach Trust, MID’s controlling shareholder.  The sale transaction was completed on October 1, 2009 and the net proceeds were used to repay existing indebtedness secured by the assets.

On August 26, 2009, the Court approved the sale, by an Austrian non-debtor subsidiary of MEC to a third party, of the company that owns and operates the Austrian plant that manufactures StreuFex™, for certain contingent future payments.  The sale was completed on September 1, 2009.

On August 26, 2009, the Court approved the Debtors entering into a stalking horse bid to sell Remington Park to Global Gaming RP, LLC for $80.25 million, subject to higher and better offers.  Following an auction, no additional offers were received, and on September 15, 2009, the Court approved the sale of Remington Park to Global Gaming RP, LLC.  The sale of Remington Park was completed on January 1, 2010.   On January 4, 2010, the Debtor paid $27.8 million of the net sale proceeds to the MID Lender as partial repayment of the DIP Loan.  The balance of the net sales proceeds of $50.6 million remains restricted in MEC and available for distribution to the MID Lender upon Court approval or confirmation of the Plan.

Following an auction, on September 2, 2009, the Court approved the sale of the Ocala lands to a third party at a price of $8.1 million and the sale closed on September 17, 2009.  On October 28, 2009, the Debtors paid the net sales proceeds of $7.6 million to the MID Lender as a partial repayment of the DIP Loan.

Following an auction, on September 15, 2009, the Court approved the sale of Thistledown to a third party for $89.5 million, comprised of $42.0 million of cash to be paid on closing and up to $47.5 million of cash in contingent payments related to video lottery licensing in the State of Ohio.  However, on September 21, 2009, the Supreme Court of the State of Ohio ruled that certain legislation relating to video lottery licensing at Ohio racetracks would require a State referendum, which is not expected to occur until November 2010.  MEC has indicated that the purchaser has reserved its right to terminate the agreement as a result of the referendum requirement and that MEC and the purchaser are engaged in ongoing discussions about this transaction.

Following an auction, on October 29, 2009, the Court approved the sale of Lone Star LP to a third party for $62.8 million, comprised of $47.7 million of cash and the assumption by the purchaser of the $15.1 million capital lease for the facility.  MEC has indicated that it anticipates that the sale of Lone Star LP will be completed during the second quarter of 2010, subject to regulatory approval.

Following an auction, on November 18, 2009, the Court approved the sale of the Dixon lands to Ocala Meadows Lands LLC, a company controlled by Frank Stronach, for approximately $3.1 million and the sale closed on November 30, 2009.  On November 30, 2009, the Debtors paid the net sales proceeds of $3.0 million to the MID Lender as a partial repayment of the DIP Loan.

Pursuant to the Plan filed with the Court, the assets of MEC remaining after certain asset sales will be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC’s interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), MJC, AmTote and XpressBet. The Plan is subject to the confirmation of the Court.

Deconsolidation of MEC

As a result of the MEC Chapter 11 filing at the Petition Date, the Company has concluded that, under GAAP, it ceased to have the ability to exert control over MEC on or about the Petition Date.  Accordingly, the Company’s investment in MEC has been deconsolidated from the Company’s results beginning on the Petition Date.

Prior to the Petition Date, MEC’s results are consolidated with the Company’s results, with outside ownership accounted for as a non-controlling interest.  As of the Petition Date, the Company’s consolidated balance sheet included MEC’s net assets of $84.3 million.  As of the Petition Date, the Company’s total equity also included accumulated other comprehensive income of $19.8 million and a non-controlling interest of $18.3 million related to MEC.

Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying values of its investment in, and amounts due from, MEC, which is included in the Company’s consolidated statement of income (loss) for the year ended December 31, 2009.

GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation.  As a result of the significant uncertainty, at the Petition Date, as to whether MEC shareholders, including MID, would receive any recovery at the conclusion of MEC’s Chapter 11 process, the carrying value of MID’s equity investment in MEC has been reduced to zero.  Although, subject to the uncertainties of MEC’s Chapter 11 process, MID management believed at the Petition Date that the MID Lender’s claims were adequately secured and therefore had no reason to believe that the amount of the MEC loan facilities with the MID Lender was impaired upon the deconsolidation of MEC, a reduction in the carrying values of the MEC loan facilities (see “LOANS RECEIVABLE FROM MEC”) was required under GAAP, reflecting the fact that certain of the MEC loan facilities bear interest at a fixed rate of 10.5% per annum, which is not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date.  The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the loans receivable from MEC being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate (“LIBOR”) plus 12.0%.  The discount rate is equal to the interest rate charged on the DIP Loan that was implemented as of the Petition Date, and therefore is considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose.  Accordingly, upon deconsolidation of MEC, the Real Estate Business reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date).  As a result, the adjusted aggregate carrying values of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities.  The adjusted carrying values were accreted up to the face value of the MEC loan facilities over the estimated period of time before the loans were expected to be repaid, with such accretion being recognized in “interest and other income from MEC” on the Company’s consolidated statement of income (loss).

Segments

Prior to the deconsolidation of MEC at the Petition Date, the Company’s operations were segmented between wholly-owned operations (the “Real Estate Business”) and publicly-traded operations (“MEC”).  The segregation of operations between wholly-owned and publicly-traded recognized the fact that, in the case of the Real Estate Business, the Company’s Board and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC’s separate Board of Directors and executive management.

Subsequent to the Petition Date, the Company manages and evaluates its operations as a single “Real Estate Business” reporting segment, rather than multiple reporting segments, for internal purposes and for internal decision making.

The Company’s consolidated statements of income (loss), consolidated statements of cash flows and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and, for the period prior to the Petition Date, MEC.  The deconsolidation of MEC affects virtually all of the Company’s reported revenue, expense, asset and liability balances, thus significantly limiting the comparability from period to period of the Company’s consolidated statements of income (loss), consolidated statements of cash flows and consolidated balance sheets.  As a result, except for the remaining content of this section and the sections entitled “ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES” and “SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA (UNAUDITED)”, the remaining content of this MD&A focuses solely on the operating results, financial condition, cash flows and liquidity of the Real Estate Business.

Ontario Securities Commission Hearing

On August 11, 2009, MID announced that, upon the applications of certain MID Class A shareholders, the Ontario Securities Commission (the “OSC”) had called a hearing regarding MID’s ability to rely on certain exemptions from the requirements to obtain minority shareholder approval and formal valuations under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions in respect of transactions with MEC.  The OSC hearing was held on September 9 and 10, 2009 and, on September 14, 2009, the OSC dismissed the applications.

Appointment of New Chief Financial Officer

On September 18, 2009, MID announced that Mr. Rocco Liscio had been appointed by the Board to serve as Executive Vice-President and Chief Financial Officer.  Mr. Liscio replaced Mr. Richard Smith, who resigned from his position at MID effective September 18, 2009 in order to pursue other opportunities.

ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In April 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards (“IFRS”) for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011.  As a result, in the second half of 2008, management undertook a detailed review of the implications of MID having to report under IFRS and also examined the alternative available to MID of filing its primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators’ National Instrument 52-107, “Acceptable Accounting Principles, Auditing Standards and Reporting Currency”, given that MID is a Foreign Private Issuer in the United States.

In carrying out this evaluation, management considered many factors, including, but not limited to, (i) the changes in accounting policies that would be required and the resulting impact on the Company’s reported results and key performance indicators, (ii) the reporting standards expected to be used by many of the Company’s industry comparables, (iii) the financial reporting needs of the Company’s market participants, including shareholders, lenders, rating agencies and market analysts, and (iv) the current reporting standards in use by, and local reporting needs of, MID’s material foreign subsidiaries.

As a result of this analysis, management recommended and the Board determined that MID should adopt U.S. GAAP as its primary basis of financial reporting commencing January 1, 2009 on a retrospective basis.  All comparative financial information contained in this MD&A and the consolidated financial statements have been revised to reflect the Company’s results as if they had been historically reported in accordance with U.S. GAAP.

The adoption of U.S. GAAP has the following significant effects on the financial reports of MID, the impact of which vary from period to period:

•                  Under Canadian GAAP, a portion of the face value of MEC’s convertible subordinated notes (the “MEC Notes”) attributable to the value of the conversion feature at inception is recorded as part of the noncontrolling interest in MEC, rather than as a liability.  The remaining value of the MEC Notes at inception is accreted up to their face value on an effective yield basis over the term of the MEC Notes, with the accretion amount being included in MEC’s net interest expense.  Under U.S. GAAP, the MEC Notes are recorded entirely as debt, resulting in lower net interest expense than under Canadian GAAP.

•                  Gains (net of income taxes and the portion attributable to the noncontrolling interest) on certain MEC asset sales to related parties were included in income under Canadian GAAP but must be treated as a contribution of equity under U.S. GAAP, with such amount added to contributed surplus.

•                  The assets and liabilities of the Company’s self-sustaining operations having a functional currency other than the U.S. dollar are translated into the Company’s U.S. dollar reporting currency using the exchange rate in effect at the end of each reporting period. Revenues and expenses of such operations are translated at the average rate during the period.  Unrealized foreign exchange gains or losses on translation of the Company’s net investment in these operations (“Investment Translation Gains or Losses”) are recognized as a component of “other comprehensive income (loss)” and are included in the “accumulated other comprehensive income” component of shareholders’ equity.  Under Canadian GAAP, the appropriate amounts of the Investment Translation Gains or Losses are reflected in income when there is a reduction as a result of capital transactions in the Company’s net investment in the operations that gave rise to such exchange gains and losses.  Under U.S. GAAP, the appropriate amounts of Investment Translation Gains or Losses are only reflected in income when there is a sale or partial sale of the Company’s investment in these operations or upon a complete or substantially complete liquidation of the investment.

•                  Under both Canadian and U.S. GAAP, certain carrying costs incurred in relation to real estate property held for development are permitted to be capitalized as part of the cost of such property while being held for development.  However, U.S. GAAP is more restrictive than Canadian GAAP in relation to the necessary criteria required to capitalize such costs.  As a result, certain carrying costs that may be capitalized under Canadian GAAP are not permitted to be capitalized under U.S. GAAP.

The adoption of U.S. GAAP did not have a material change on the Company’s accounting policies or current debt covenants, nor did such adoption require significant changes to the Company’s existing internal controls over financial reporting and disclosure controls and procedures, or information and data systems.  A summary of the impact of adopting U.S. GAAP on the Company’s consolidated results of operations for the three-month period and years ended December 31, 2009 and 2008 and financial position as at December 31, 2009 and 2008 is as follows:

	Three Months Ended		Year Ended
	December 31,		December 31,
	U.S.	Canadian	U.S.	Canadian
(in millions, except per share information)	GAAP	GAAP	GAAP	GAAP

Consolidated net loss attributable to MID
- 2009 (1)	$(72.8)	$(72.8)	$(42.3)	$(61.1)
- 2008	$(54.5)	$(54.6)	$(12.3)	$(3.2)

Consolidated diluted loss per share attributable to MID
- 2009 (1)	$(1.56)	$(1.56)	$(0.91)	$(1.31)
- 2008	$(1.17)	$(1.17)	$(0.26)	$(0.07)

(1)          Net loss attributable to MID for the year ended December 31, 2009 is $18.8 million ($0.40 per share) less under U.S. GAAP than under Canadian GAAP primarily due to net effect of investment translation gains and losses resulting from capital transactions that reduced MID’s net investment in wholly-owned subsidiaries and the reduction to the carrying value of MID’s investments in MEC upon deconsolidation of MEC (see “SIGNIFICANT MATTERS — Deconsolidation of MEC”) being higher under U.S. GAAP.

	U.S.	Canadian
(in millions)	GAAP	GAAP

Consolidated equity
- 2009	$1,589.5	$1,592.4
- 2008	$1,646.2	$1,653.9

The discussion in this MD&A is based on the Company’s results of operations as reported under U.S. GAAP for all periods.  Other than as discussed above, there were no material differences between the Company’s results of operations reported under U.S. GAAP and the results that would have otherwise been reported under Canadian GAAP.  For further details of all differences between U.S. and Canadian GAAP impacting the Company and a reconciliation of the Company’s results of operations for the three-month period and years ended December 31, 2009 and 2008 and financial position as at December 31, 2009 and 2008 from U.S. GAAP to Canadian GAAP, see note 19 to the unaudited interim consolidated financial statements.

REAL ESTATE BUSINESS

Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale (see “REAL ESTATE BUSINESS — Real Estate Assets”).

Subject to the significant decline in the level of business received from Magna over the past five years as discussed under “Our Relationship with Magna” below, as well as the recent intensified downturn in the global real estate markets, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with third parties.  In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we own and may acquire, including lands from MEC.

Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities.  The Real Estate Business holds a global portfolio of 106 income-producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland.  This portfolio of income-producing properties represents 27.4 million square feet of leaseable area with a net book value of approximately $1.2 billion at December 31, 2009.  The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

The Real Estate Business also owns approximately 1,400 acres of land held for future development (see “REAL ESTATE BUSINESS — Real Estate Assets — Properties Held for Development”).

Business and Operations of Magna, Our Principal Tenant

Magna and certain of its subsidiaries are the tenants of all but 13 of the Real Estate Business’ income-producing properties.  Magna is the most diversified global automotive supplier.  Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Magna’s product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

The terms of the Real Estate Business’ lease arrangements with Magna generally provide for the following:

•                  leases on a “triple-net” basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•                  rent escalations based on either fixed-rate steps or inflation;

•                  renewal options tied to market rental rates or inflation;

•                  environmental indemnities from the tenant; and

•                  tenant’s right of first refusal on sale of property.

Our Relationship with Magna

For the years ended December 31, 2009 and 2008, the Magna group contributed approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant.  Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 106 properties totalling approximately 27.4 million square feet of leaseable area at December 31, 2009.  Between the end of 1998 and the end of 2009, the total leaseable area of our income-producing property portfolio has increased by approximately 15.0 million square feet (net of dispositions), representing an 11-year compound annual growth rate of approximately 7.4%.

The level of business MID has received from Magna has declined significantly over the past five years.  This decline is primarily due to: pressures in the automotive industry (primarily in North America, although now spreading globally) and Magna’s plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID’s ownership structure and strategic direction due largely to the ongoing disputes between the Company and one of its shareholders, Greenlight Capital Inc. (“Greenlight”) including the litigation that is described under the section “SIGNIFICANT MATTERS — Participation in MEC’s Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization”.  Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, and although Greenlight’s appeal of the October 2006 decision dismissing Greenlight’s oppression application (the “Greenlight Litigation”) was dismissed and the OSC has dismissed the applications of Greenlight and certain other holders of MID Class A Shares, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna.  Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 106 properties at December 31, 2009 and we have incurred a net reduction in total leaseable area of approximately 0.1 million square feet since the end of 2006.  Between the end of 2004 and the end of 2009, the total leaseable area of our income-producing property portfolio grew at a compound annual growth rate of approximately 1.4%.

Automotive Industry Trends and Magna Plant Rationalization Strategy

With the apparent stabilization and improvement in the global automotive industry in the second half of 2009, a number of the trends which impacted the industry and Magna’s business beginning in the second half of 2008 appear to be diminishing. For example, vehicle production levels, particularly in North America, appear to be improving as compared to the low levels experienced in the second half of 2008 and first half of 2009. However, forecast vehicle production levels in both North America and Europe for 2010 remain significantly below historic averages and remain sensitive to continued improvement in overall economic conditions. Similarly, while the short-term viability of several of our customers has improved due to significant government intervention and restructuring actions, the long-term viability of certain of Magna’s customers remains uncertain. Continued improvement in the global automotive industry is heavily dependent on factors such as consumer confidence, employment levels, household debt, real estate values, the continued availability of consumer credit, interest rates, energy prices and other factors. At this time, it is too early to determine whether the apparent stabilization and improvement in the economy and automotive industry in the second half of 2009 will continue.

The impact of other recent trends also remains uncertain. For example, as a result of the restructuring of the global automotive industry in 2008/2009, the financial condition of the automotive supply base deteriorated significantly, with a number of suppliers restructuring while under bankruptcy protection or ceasing operations altogether. In the short-term, Magna has secured a significant amount of takeover business as its customers transferred business from weak suppliers to stronger suppliers. However, the mid to long- term impact of the restructuring of the automotive supply base cannot be determined at this time. Some of Magna’s competitors have successfully emerged from bankruptcy restructurings, leaving them with strong balance sheets, reduced cost structures and improved overall competitiveness.

One recent and growing trend in the automotive industry, born out of the need to carefully manage costs, is the growth of cooperative alliances and arrangements among competing automotive OEMs. New and increasing relationships include features such as: shared purchasing of components; joint engine, power train and/or platform development; and engine, power train and platform sharing. Cooperation among competing OEMs is expected to increase, particularly with respect to vehicle hybridization and electrification, in order to lower the entry cost for OEMs to compete in these vehicle segments.

A number of general trends which have been impacting the automotive industry in recent years are expected to continue, including:

•                  the exertion of pricing pressure by OEMs;

•                  government incentives and consumer demand for, and industry focus on, more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features;

•                  government regulation of fuel economy and emissions;

•                  the long-term growth of the automotive industry in China, India, Brazil, Russia and other developing markets, including accelerated migration of component and vehicle design, development, engineering and manufacturing to certain of these markets;

•                  the growth of the A to D vehicle segments (micro to mid-size cars), particularly in developing markets; and

•                  the consolidation of vehicle platforms.

These trends and the competitive and difficult environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand.  Given these trends, there is a risk that Magna may take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

Magna’s plant rationalization strategy currently includes 13 facilities under lease from the Company in North America (three in Canada and ten in the United States) with an aggregate net book value of $44.6 million at December 31, 2009.  These 13 facilities represent 1.8 million square feet of leaseable area with annualized lease payments of approximately $6.7 million, or 3.8% of MID’s annualized lease payments at December 31, 2009.   The weighted average lease term to expiry (based on leaseable area) of these properties at December 31, 2009, disregarding renewal options, is approximately 4.9 years.  MID management expects that given Magna’s publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may further rationalize facilities.  Magna continues to be bound by the terms of the lease agreements for these leased properties regardless of its plant rationalization strategy.  However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that may become subject to the Magna plant rationalization strategy in the future, under certain circumstances.

Foreign Currencies

Fluctuations in the U.S. dollar’s value relative to other currencies will result in fluctuations in the reported U.S. dollar value of revenues, expenses, income, cash flows, assets and liabilities.  At December 31, 2009, approximately 76% of the Real Estate Business’ rental revenues are denominated in currencies other than the U.S. dollar (see “REAL ESTATE BUSINESS — Results of Operations — Annualized Lease Payments”).  As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on the Real Estate Business’ results.

The following tables reflect the changes in the average exchange rates during the three-month period and years ended December 31, 2009 and 2008, as well as the exchange rates as at December 31, 2009 and 2008, between the most common currencies in which the Company conducts business and MID’s U.S. dollar reporting currency.

	Average Exchange Rates			Average Exchange Rates
	Three Months Ended			Year Ended
	December 31,			December 31,
	2009	2008	Change	2009	2008	Change
1 Canadian dollar equals U.S. dollars	0.948	0.828	14%	0.881	0.944	(7)%
1 euro equals U.S. dollars	1.475	1.320	12%	1.393	1.470	(5)%

	Exchange Rates
	As at
	December 31,
	2009	2008	Change
1 Canadian dollar equals U.S. dollars	0.955	0.826	16%
1 euro equals U.S. dollars	1.433	1.394	3%

The results of operations and financial position of all Canadian and most European operations are translated into U.S. dollars using the exchange rates shown in the preceding table.  The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company’s revenues, expenses, income, assets and liabilities.  From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company’s policy is not to utilize such arrangements for speculative purposes.  Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

Results of Operations — Three Months Ended December 31, 2009

Rental revenues for the three-month period ended December 31, 2009 increased $3.9 million to $44.8 million from $40.8 million in the prior year period.  The additional rent earned from contractual rent increases and completed projects on-stream and the effect of changes in foreign currency exchange rates was partially offset by the negative impact of vacancies, renewals and re-leasing and straight-line rent adjustments.

Rental Revenue

Rental revenue, three months ended December 31, 2008	$40.8
Contractual rent increases	0.4
Completed projects on-stream	0.2
Vacancies of income-producing properties	(0.3)
Renewals and re-leasing of income-producing properties	(0.1)
Effect of changes in foreign currency exchange rates	3.9
Straight-line rent adjustment	(0.1)
Rental revenue, three months ended December 31, 2009	$44.8

The $0.4 million increase in revenue from contractual rent adjustments includes (i) $0.2 million from cumulative CPI-based increases implemented in 2008 and 2009 on properties representing 1.6 million square feet of leaseable area, (ii) $0.1 million from annual CPI-based increases implemented in 2009 on properties representing 6.3 million square feet of leaseable area and (iii) $0.1 million from fixed contractual adjustments on properties representing 0.8 million square feet of leaseable area.

The completion of five Magna-related expansion projects and a third-party expansion project in 2008 added an aggregate of 76 thousand square feet of leaseable area and increased revenue by $0.1 million over the prior year period.  The completion of seven minor Magna-related projects and two third-party projects in 2009 increased revenue by $0.1 million over the prior year period.  Late in December 2009, the Company acquired a 61 thousand square foot facility located in Shelby Township, Michigan, which has been leased to a subsidiary of Magna for six years, with the option to renew for two additional periods of five years.  Rental revenue from the lease was nominal in 2009; however annual rental revenue is expected to be approximately $0.3 million per year over the lease term.

One property became vacant in 2008 and two properties became vacant in 2009 upon the expiry of the lease agreements pertaining to 267 thousand square feet of aggregate leaseable area, resulting in a $0.3 million reduction in revenues.

Renewals and re-leasing had a $0.1 million negative impact on revenues compared to the prior year period.  The renewal of two Magna leases in 2008, at lower negotiated market rental rates than the expiring lease rates, relating to an aggregate of 471 thousand square feet of leaseable area, reduced revenues by $0.1 million.  The renewal of two Magna leases and a third-party lease in 2009, at lower negotiated market rental rates than the expiring lease rates, relating to an aggregate of 233 thousand square feet of leaseable area, reduced revenues by $0.1 million.   The re-lease of a 182 thousand square foot facility in Germany to a third-party tenant in 2009 reduced revenues by $0.1 million.

The decrease was offset by the termination of a lease with Magna in 2008 for 39 thousand square feet of leaseable area as a result of Magna’s plant rationalization strategy (see “REAL ESTATE BUSINESS — Our Relationship with Magna — Automotive Industry Trends and Magna Plant Rationalization Strategy”), which was subsequently re-leased to a third-party tenant for ten years resulting in $0.1 million of additional revenue.  The decrease in revenue was further offset by $0.1 million of rental revenue related to the lease to a third party of an 84 thousand square foot facility that had been previously classified as held for sale in Canada.

For the fourth quarter of 2009, approximately 76% of the Real Estate Business’ rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar).  Foreign exchange had a $3.9 million positive impact on reported rental revenues, as the foreign currencies (primarily the Canadian dollar and the euro) in which the Real Estate Business operates strengthened against the U.S. dollar.

Interest and Other Income from MEC

Interest and other income from MEC, consisting of interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries, decreased by $0.4 million, from $13.7 million in the fourth quarter of 2008 to $13.3 million in the fourth quarter of 2009.

The decrease is primarily due to increased amortization of $3.9 million in the prior year period relating to arrangement fees charged in 2008 under the Gulfstream Park project financing and 2007 MEC Bridge Loan, partially offset by: (i) $1.8 million of interest and fees earned under the DIP Loan, (ii) $1.3 million increase in interest and fees earned under the MEC 2008 Loan and (iii) $0.3 million of accretion of the fair value adjustment recorded upon the deconsolidation of MEC (see “SIGNIFICANT MATTERS — Deconsolidation of MEC”) in the current year period.  For further details of these loan facilities, see “LOANS RECEIVABLE FROM MEC”.  The Debtors’ Chapter 11 process is anticipated to conclude on or about April 30, 2010, if the Plan is confirmed by the Court.  The Plan provides for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC’s interest in the Village at Gulfstream Park, a joint venture between MEC and Forest City Enterprises, Inc.), MJC, AmTote and XpressBet.  Once the Debtors’ Chapter 11 process concludes, management does not expect the MID Lender to continue to receive interest and other income from MEC.

General and Administrative Expenses

General and administrative expenses increased by $14.5 million to $20.5 million in the fourth quarter of 2009 from $6.0 million in the prior year period.  General and administrative expenses for the fourth quarter of 2009 include $8.8 million of advisory and other costs incurred in connection with evaluating MID’s relationship with MEC, including MID’s involvement in the Debtors’ Chapter 11 process (see “SIGNIFICANT MATTERS — Participation in MEC’s Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization”) and matters heard by the OSC (see “SIGNIFICANT MATTERS — Ontario Securities Commission Hearing”), whereas expenses for the fourth quarter of 2008 include $1.9 million of advisory and other costs related to a reorganization proposal announced in November 2008 and the exploration of alternatives in respect of MID’s investments in MEC and a net $0.9 million recovery (primarily under the Company’s insurance policy) of costs incurred in connection with the Greenlight litigation.  In addition to this increase in advisory and other costs noted above, general and administrative expenses also increased primarily due to:

(i)             increased compensation expense of $0.6 million primarily pertaining to the Company’s Non-Employee Director Share-Based Compensation Plan resulting from a greater change in the Company’s share price during the fourth quarter of 2009 as compared to 2008;

(ii)          $2.0 million expense recognized in the fourth quarter of 2009 relating to services rendered by the Chairman of the Board on behalf of the Company ;

(iii)       increased stock-based compensation expense of approximately $1.4 million primarily due to the issuance of 455,000 options to purchase the Company’s Class A Subordinate Voting Shares during the fourth quarter of 2009;

(iv)      increased insurance expense of approximately $0.3 million primarily related to increased premiums experienced in 2009 in connection with the Company’s Directors’ and Officers’ liability insurance; and

(v)         increased costs associated with our unsecured senior revolving bank facility and contributions to social and charitable causes in the fourth quarter of 2009, as well as the impact of foreign exchange.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 8% to $10.9 million in 2009 from $10.1 in 2008, primarily due to the impact of foreign exchange (see “REAL ESTATE BUSINESS — Foreign Currencies”).

Interest Expense, Net

Net interest expense was $3.7 million in the fourth quarter of 2009 ($3.8 million of interest expense less $0.1 million of interest income) compared to $2.3 million in the prior year period ($3.3 million of interest expense less $1.0 million of interest income).  The increased net interest expense is primarily due to a reduction of $0.9 million in interest income from the prior year period as a result of the Real Estate Business having less cash available for short-term investment and a general reduction in the interest rates available on short-term investments and a $0.5 million increase in interest expense due to foreign exchange as the Company’s Debentures are denominated in Canadian dollars.

Foreign Exchange Gains and Losses

The Real Estate Business recognized net foreign exchange gains of $0.4 million in the fourth quarter of 2009 compared to $1.8 million in the prior year period.  The drivers of such net gains are primarily (i) the re-measurement of certain net current and future tax balances of an MID subsidiary that has a functional currency other than that in which income taxes are required to be paid and (ii) the re-measurement of U.S. dollar denominated net liabilities held within MID’s corporate entity, which has a Canadian functional currency.

Write-down of Long-Lived Assets

As a result of further weakening in the commercial office real estate market in Michigan, in the fourth quarter of 2009, the Real Estate Business recorded a $4.5 million write-down of a revenue-producing commercial office building.  The write-down represents the excess of the carrying value of the asset over the estimated fair value.  Fair value was determined based on the present value of the estimated future cash flows from the leased property.

Impairment Provision Relating to Loans Receivable from MEC

In connection with developing the Plan (see “SIGNIFICANT MATTERS — Participation in MEC’s Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization”), the Company estimated the values and resulting recoveries of loans receivable from MEC, net of any related obligations, provided to the Company pursuant to the terms of the Plan.  In preparing the estimated resulting recoveries, the Company: (i) reviewed certain historical financial information of MEC for recent years and interim periods; (ii) communicated with certain members of senior management of MEC to discuss the assets and operations; (iii) considered certain economic and industry information relevant to MEC’s operating businesses; (iv) considered various indications of interest received by the Debtors in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceeding for certain of MEC’s assets; (v) reviewed the analyses of other financial advisors retained by MEC; (vi) relied on certain real estate appraisals prepared by its real estate advisors; and (vii) conducted its own analysis as it deemed appropriate.  The Company relied on the accuracy and completeness of financial and other information furnished to it by MEC with respect to the Chapter 11 proceedings.

As a result of this analysis, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the MEC loans. Accordingly, in the fourth quarter of 2009, the Real Estate Business recorded a $90.8 million impairment provision related to the loans receivable from MEC, which represents the excess of the carrying amounts of the loans receivable and the estimated recoverable value.  Estimated recoverable value was determined based on the future cash flows from expected proceeds to be received from Court approved sales of MEC’s assets, discounted at the loans’ effective interest rate, and the fair value of the collateral based on third party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets to be transferred to the Company under the Plan or for which the Court has yet to approve for sale under the Plan, net of expected administrative, priority and allowed claims to be paid by the Company under the Plan.

Loss on Disposal of Real Estate

In the third quarter of 2009, the Real Estate Business sold land and a vacant building in the United States for cash consideration of $0.8 million and realized a gain of $0.3 million.  However, in the fourth quarter of 2009, the Real Estate Business incurred additional transaction costs relating to the sale of this property of $0.1 million.

Other Losses, Net

The Real Estate Business’ “other losses” in the fourth quarter of 2009 represents a $7.8 million foreign currency translation loss realized from a capital transaction that gave rise to a reduction in the net investment in a foreign operation, which is considered a substantially complete liquidation of that foreign operation.  The currency translation loss for the fourth quarter of 2009, which was previously included in the “accumulated other comprehensive income” component of shareholders’ equity, was recognized in the determination of net income as a result of the Real Estate Business repatriating funds from a foreign operation.

Income Taxes

The Real Estate Business’ income tax recovery in the fourth quarter of 2009 was $6.9 million, representing an effective tax rate of 8.7%, compared to an income tax expense of $5.5 million in the prior year period, representing an effective tax rate of 14.5%.

The income tax expense in the prior year period included a $0.9 million recovery recognized as a result of revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carry forwards previously not recognized, both driven by the results of tax audits in certain tax jurisdictions.  Excluding the $4.5 million write-down of long-lived assets, the $90.8 million impairment provision relating to loans receivable from MEC, the $7.8 million currency translation loss included in “other losses” and the $8.8 million of advisory and other costs incurred in the fourth quarter of 2009 in connection with evaluating MID’s relationship with MEC, including MID’s involvement in the Debtors’ Chapter 11 process and matters heard by the OSC, and the related tax impact of these items, the Real Estate Business’ effective tax rate was 8.4% in the fourth quarter of 2009. This compares to the Real Estate Business’ effective tax rate of 13.3% in the fourth quarter of 2008 when adjusted for the $1.9 million of advisory and other costs incurred in the prior year period in connection with a reorganization proposal announced in November 2008 and exploration of alternatives in respect of MID’s investments in MEC and the net $0.9 million recovery of costs incurred in connection with the Greenlight litigation, and the related tax impact of these items, as well as the $0.9 million income tax recovery recorded in the fourth quarter of 2008 as noted above.  As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. This 4.9% reduction in the adjusted effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates, as well as interest and other income from MEC, which is taxed in jurisdictions that have lower rates of taxation than the Real Estate Business’ overall effective tax rate, as compared to the prior year.

Net Income (Loss)

Net loss in the fourth quarter of 2009 was $72.8 million compared to net income of $32.4 million in the prior year period.  The decrease is primarily due to increases of $14.5 million in general and administrative expenses, $0.8 million in depreciation and amortization and $1.4 million in net interest expense, reduced foreign exchange gains of $1.4 million, the write-down of long-lived assets of $4.5 million, the $90.8 million impairment provision relating to loans receivable from MEC, the $0.1 million loss on disposal of real estate and the $7.8 million currency translation loss included in “other losses” in the current year period.  These reductions to net income were partially offset by $3.5 million increase in revenues and a reduction of $12.4 million in income taxes.

Funds From Operations

	Three Months Ended
	December 31,
(in thousands, except per share information)	2009	2008	Change
Net income (loss)	$(72,800)	$32,372	(325)%
Add back depreciation and amortization	10,870	10,060	8%
Add back loss on disposal of real estate	57	—	100%

Funds from operations	$(61,873)	$42,432	(246)%

Basic and diluted funds from operations per share	$(1.32)	$0.91	(246)%

Basic and diluted number of shares outstanding (thousands)	46,708	46,708

In conjunction with the Company’s adoption of U.S. GAAP as its primary basis of financial reporting (see “ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES”), the Company has adopted the definition of FFO prescribed in the United States by the NAREIT effective January 1, 2009 on a retrospective basis.  The Company previously determined FFO using the definition prescribed in Canada by REALpac.  Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and asset impairments are included in the calculation of FFO whereas such amounts are excluded in the definition of FFO prescribed by REALpac.

The $104.3 million decrease in FFO compared to the prior year period is due primarily to the reduced net income of $105.2 million as a result of: (i) a $90.8 million impairment provision recorded on the loans receivable from MEC; (ii) a $4.5 million impairment charge on long-lived assets; (iii) a $7.8 million foreign currency translation loss due to the capital investment reduction in a foreign subsidiary; and (iv) $7.8 million of increased costs due to the MEC Chapter 11 proceedings.  Partially offsetting the reduction to net income is increased depreciation and amortization of $0.8 million and the loss on disposal of real estate of $0.1 million recorded in the fourth quarter of 2009.

Results of Operations — Year Ended December 31, 2009

Rental revenues for the year ended December 31, 2009 decreased $7.6 million to $170.9 million from $178.6 million in the prior year.  The additional rent earned from contractual rent increases and completed projects on-stream was more than offset by the negative impact of vacancies, renewals and re-leasing, the effect of changes in foreign currency exchange rates and straight-line rent and other adjustments.

Rental Revenue

Rental revenue, year ended December 31, 2008	$178.6
Contractual rent increases	2.0
Completed projects on-stream	1.0
Vacancies of income-producing properties	(1.2)
Renewals and re-leasing of income-producing properties	(0.5)
Effect of changes in foreign currency exchange rates	(8.2)
Straight-line rent adjustment	(0.6)
Other	(0.2)
Rental revenue, year ended December 31, 2009	$170.9

The $2.0 million increase in revenue from contractual rent adjustments includes (i) $0.8 million from cumulative CPI-based increases implemented in 2008 and 2009 on properties representing 4.2 million square feet of leaseable area, (ii) $0.3 million from annual CPI-based increases implemented in 2009 on properties representing 6.3 million square feet of leaseable area and (iii) $0.9 million from fixed contractual adjustments on properties representing 3.7 million square feet of leaseable area.

The completion of seven Magna-related expansion projects and a third-party expansion project in 2008 added an aggregate of 154 thousand square feet of leaseable area and increased revenue by $0.7 million over the prior year.  The completion of seven minor Magna-related projects and two third-party projects in 2009 increased revenue by $0.3 million over the prior year period.  Late in December 2009, the Company acquired a 61 thousand square foot facility located in Shelby Township, Michigan, which has been leased to a subsidiary of Magna for six years, with the option to renew for two additional periods of five years.  Rental revenue from the lease was nominal in 2009; however annual rental revenue is expected to be approximately $0.3 million per year over the lease term.

Four properties became vacant or partially vacant in 2008 and two properties became vacant in 2009 upon the expiry of the lease agreements pertaining to 697 thousand square feet of aggregate leaseable area, resulting in a $1.2 million reduction in revenues.

Renewals and re-leasing had a $0.5 million negative impact on revenues compared to the prior year.  The renewal of six Magna leases in 2008, at lower negotiated market rental rates than the expiring lease rates, relating to an aggregate of 900 thousand square feet of leaseable area, reduced revenues by $0.9 million.  The renewal of two Magna leases and a third-party lease in 2009, at lower negotiated market rental rates than the expiring lease rates, relating to an aggregate of 233 thousand square feet of leaseable area, reduced revenues by $0.1 million.   The re-lease of a 182 thousand square foot facility in Germany to a third-party tenant in 2009 reduced revenues by $0.1 million.

The decrease was offset by the termination of a lease with Magna in 2008 for 39 thousand square feet of leaseable area as a result of Magna’s plant rationalization strategy (see “REAL ESTATE BUSINESS — Our Relationship with Magna — Automotive Industry Trends and Magna Plant Rationalization Strategy”), which was subsequently re-leased to a third-party tenant for ten years resulting in $0.2 million of additional revenue.  The decrease in revenue was further offset by $0.4 million of rental revenue related to the lease to a third party of an 84 thousand square foot facility that had been previously classified as held for sale in Canada.

For the year ended December 31, 2009, approximately 75% of the Real Estate Business’ rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar).  Foreign exchange had a $8.2 million negative impact on reported rental revenues, as the U.S. dollar strengthened compared to the prior year against the foreign currencies (primarily the Canadian dollar and the euro) in which the Real Estate Business operates.

Interest and Other Income from MEC

Interest and other income from MEC, consisting of interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries, increased by $12.5 million, from $40.6 million in 2008 to $53.1 million in 2009.

The increase is primarily due to (i) $7.6 million of interest and fees earned under the MEC 2008 Loan, (ii) $4.4 million of interest and fees earned under the DIP Loan, (iii) $2.4 million of accretion of the fair value adjustment recorded upon the deconsolidation of MEC (see “SIGNIFICANT MATTERS — Deconsolidation of MEC”) and (iv) a $0.4 million increase in interest and arrangement fees recognized under the Gulfstream Park project financing.  The increase in interest and other income from MEC was partially offset by (i) a $1.9 million reduction to the carrying value of the MEC loan facilities at the Petition Date, reflecting the fact that certain of the MEC loan facilities bear interest at a fixed rate of 10.5% per annum, which is not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date, (ii) a $0.3 million decrease in interest and fees earned from the Remington Park project financing and (iii) a $0.1 million decrease in interest and fees earned from the 2007 MEC Bridge Loan as a result of arrangement fees charged in the prior year.   For further details of these loan facilities, see “LOANS RECEIVABLE FROM MEC”.  The Debtors’ Chapter 11 process is anticipated to conclude on or about April 30, 2010, if the Plan is confirmed by the Court.  The Plan provides for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC’s interest in the Village at Gulfstream Park, a joint venture between MEC and Forest City Enterprises, Inc.), MJC, AmTote and XpressBet.  Once the Debtors’ Chapter 11 process concludes, management does not expect the MID Lender to continue to receive interest and other income from MEC.

General and Administrative Expenses

General and administrative expenses increased by $25.9 million to $52.9 million in 2009 from $27.0 million in 2008.  General and administrative expenses for 2009 include $22.6 million of advisory and other costs incurred in connection with a reorganization proposal announced in November 2008, which did not proceed, and evaluating MID’s relationship with MEC, including MID’s involvement in the Debtors’ Chapter 11 process, including the Stalking Horse Bid and the DIP Loan (see “SIGNIFICANT MATTERS — Participation in MEC’s Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization”) and matters heard by the OSC (see “SIGNIFICANT MATTERS — Ontario Securities Commission Hearing”), whereas expenses for 2008 include $7.4 million of advisory and other costs related to the March 2008 reorganization proposal and the exploration of alternatives in respect of MID’s investments in MEC and a net $1.2 million recovery (primarily under the Company’s insurance policy) of costs incurred in connection with the Greenlight litigation.  In addition to this increase in advisory and other costs noted above, general and administrative expenses also increased primarily due to:

(i)             increased compensation expense of $2.1 million primarily pertaining to the Company’s Non-Employee Director Share-Based Compensation Plan resulting from a greater change in the Company’s share price during 2009 as compared to 2008;

(ii)          $2.0 million expense recognized in the current year relating to services rendered by the Chairman of the Board on behalf of the Company ;

(iii)       increased stock-based compensation expense of approximately $0.9 million primarily due to the issuance of 455,000 options to purchase the Company’s Class A Subordinate Voting Shares during the fourth quarter of 2009;

(iv)      increased insurance expense of approximately $0.8 million primarily related to increased premiums experienced in 2009 in connection with the Company’s Directors’ and Officers’ liability insurance; and

(v)         increased costs associated with our unsecured senior revolving bank facility and contributions to social and charitable causes in 2009; partially offset by

(vi)      reduced termination costs related to executive management changes.

The Company expects to increase its commitment to supporting social and charitable causes.  In this regard, the Board has set an annual target for such contributions of approximately 2% of the rolling five-year average of the Company’s pre-tax income.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased 5% to $41.3 million in 2009 from $43.4 million in 2008, primarily due to the impact of foreign exchange (see “REAL ESTATE BUSINESS — Foreign Currencies”).

Interest Expense, Net

Net interest expense was $13.5 million in 2009 ($13.9 million of interest expense less $0.4 million of interest income) compared to $10.2 million in 2008 ($15.2 million of interest expense less $5.0 million of interest income).  The increased net interest expense is primarily due to a reduction of $4.6 million in interest income from the prior year as a result of the Real Estate Business having less cash available for short-term investment and a general reduction in the interest rates available on short-term investments, partially offset by a $1.2 million reduction in interest expense due to foreign exchange as the Company’s Debentures are denominated in Canadian dollars.

Foreign Exchange Gains and Losses

The Real Estate Business recognized net foreign exchange gains of $0.5 million and $1.6 million in 2009 and 2008, respectively.  The drivers of such net gains are primarily (i) the re-measurement of certain net current and future tax balances of an MID subsidiary that has a functional currency other than that in which income taxes are required to be paid and (ii) the re-measurement of U.S. dollar denominated net liabilities held within MID’s corporate entity, which has a Canadian functional currency.

Write-down of Long-Lived Assets and Gain on Disposal of Real Estate

As a result of further weakening in the commercial office real estate market in Michigan, in the fourth quarter of 2009, the Real Estate Business recorded a $4.5 million write-down of a revenue-producing commercial office building.  The write-down represents the excess of the carrying value of the asset over the estimated fair value.  Fair value was determined based on the present value of the estimated future cash flows from the leased property.

The Real Estate Business recorded a $0.5 million write-down of long-lived assets in 2008 in conjunction with the reclassification of an income-producing property into “properties held for sale” in the second quarter of 2008.  The estimated net realizable value of the property was $0.5 million.  In 2009, the Company completed the sale of this land and vacant building in the United States for cash consideration of $0.8 million and realized a gain of $0.2 million.

Impairment Provision Relating to Loans Receivable from MEC

In connection with developing the Plan (see “SIGNIFICANT MATTERS — Participation in MEC’s Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization”), the Company estimated the values and resulting recoveries of loans receivable from MEC, net of any related obligations, provided to the Company pursuant to the terms of the Plan.  In preparing the estimated resulting recoveries, the Company: (i) reviewed certain historical financial information of MEC for recent years and interim periods; (ii) communicated with certain members of senior management of MEC to discuss the assets and operations; (iii) considered certain economic and industry information relevant to MEC’s operating businesses; (iv) considered various indications of interest received by the Debtors in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceeding for certain of MEC’s assets; (v) reviewed the analyses of other financial advisors retained by MEC; (vi) relied on certain real estate appraisals prepared by its real estate advisors; and (vii) conducted its own analysis as it deemed appropriate.  The Company relied on the accuracy and completeness of financial and other information furnished to it by MEC with respect to the Chapter 11 proceedings.

As a result of this analysis, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the MEC loans. Accordingly, for the year ended December 31, 2009, the Real Estate Business recorded a $90.8 million impairment provision related to the loans receivable from MEC, which represents the excess of the carrying amounts of the loans receivable and the estimated recoverable value.  Estimated recoverable value was determined based on the future cash flows from expected proceeds to be received from Court approved sales of MEC’s assets, discounted at the loans’ effective interest rate, and the fair value of the collateral based on third party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets to be transferred to the Company under the Plan or for which the Court has yet to approve for sale under the Plan, net of expected administrative, priority and allowed claims to be paid by the Company under the Plan.

Other Gains (Losses), Net

The Real Estate Business’ “other gains (losses), net” in 2009 represents a $7.8 million foreign currency translation loss realized from a capital transaction that gave rise to a reduction in the net investment in a foreign operation, which is considered a substantially complete liquidation of that foreign operation.  The currency translation loss for 2009, which was previously included in the “accumulated other comprehensive income” component of shareholders’ equity, was recognized in the determination of net income as a result of the Real Estate Business repatriating funds from a foreign operation.

The Real Estate Business’ “other gains, net” in 2008 of $3.9 million represents a gain recognized in the first quarter of 2008 resulting from a payment received from Magna as a result of the early termination of a lease.

Income Taxes

The Real Estate Business’ income tax expense in 2009 was $1.7 million, representing an effective tax rate of 12.5%, compared to an income tax expense of $11.4 million in 2008, representing an effective tax rate of 7.9%.

The income tax expense in 2008 included a $13.4 million recovery recognized as a result of revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carry forwards previously not recognized, both driven by the results of tax audits in certain tax jurisdictions.  Excluding the $90.8 million impairment provision relating to loans receivable from MEC, the $7.8 million currency translation loss included in “other gains (losses), net” and the $22.6 million of advisory and other costs incurred in 2009 in connection with a reorganization proposal announced in November 2008 and evaluating MID’s relationship with MEC, including MID’s involvement in the Debtors’ Chapter 11 process and matters heard by the OSC, and the related tax impact of these items, the Real Estate Business’ effective tax rate was 10.5% in 2009. This compares to the Real Estate Business’ effective tax rate of 17.5% in 2008 when adjusted for the $7.4 million of advisory and other costs incurred in 2008 in connection with the March 2008 reorganization proposal and exploration of alternatives in respect of MID’s investments in MEC and the net $1.2 million recovery of costs incurred in connection with the Greenlight litigation, and the related tax impact of these items, as well as the $13.4 million income tax recovery recorded in 2008 as noted above.  As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. This 7.0% reduction in the adjusted effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates, as well as increased interest and other income from MEC, which is taxed in jurisdictions that have lower rates of taxation than the Real Estate Business’ overall effective tax rate, as compared to the prior year.

Net Income

Net income decreased to $11.7 million in 2009 from $132.2 million in 2008.  The decrease is primarily due to increases of $25.9 million in general and administrative expenses and $3.3 million in net interest expense, reduced foreign exchange gains of $1.0 million, the write-down of long-lived assets of $4.5 million in the current year compared to $0.5 million in the prior year, the $7.8 million of other losses recognized in the current year as compared to $3.9 million of other gains recognized in the prior year,  the $90.8 million impairment provision relating to loans receivable from MEC and the $0.5 million adjustment to the carrying values of the MEC loan facilities on deconsolidation of MEC (see “SIGNIFICANT MATTERS — Deconsolidation of MEC”) in the current year.  These reductions to net income were partially offset by a $4.9 million increase in revenues, reductions of $9.7 million in income tax expense and $2.1 million in depreciation and amortization.

Funds From Operations

	Years Ended December 31,
(in thousands, except per share information)	2009	2008	Change
Net income	$11,717	$132,172	(91)%
Add back depreciation and amortization	41,349	43,419	(5)%
Deduct gain on disposal of real estate	(206)	—	100%

Funds from operations	$52,860	$175,591	(70)%

Basic and diluted funds from operations per share	$1.13	$3.76	(70)%

Basic and diluted number of shares outstanding (thousands)	46,708	46,708

In conjunction with the Company’s adoption of U.S. GAAP as its primary basis of financial reporting (see “ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES”), the Company has adopted the definition of FFO prescribed in the United States by the NAREIT effective January 1, 2009 on a retrospective basis.  The Company previously determined FFO using the definition prescribed in Canada by REALpac.  Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and asset impairments are included in the calculation of FFO whereas such amounts are excluded in the definition of FFO prescribed by REALpac.

The $122.7 million decrease in FFO compared to the prior year is due primarily to the reduced net income of $120.5 million as a result of : (i) $90.8 million impairment provision recorded on the loans receivable from MEC; (ii) a $4.5 million impairment charge on long-lived assets; (iii) a $7.8 million foreign currency translation loss due to the capital investment reduction in a foreign subsidiary; and (iv) $15.2 million of increased costs due to the MEC Chapter 11 proceedings offset by a reduction in depreciation and amortization of $2.1 million and the gain on disposal of real estate of $0.2 million recorded in 2009.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2008	$167.7
Contractual rent adjustments	1.1
Completed projects on-stream	0.9
Vacancies of income-producing properties	(1.2)
Renewals and re-leasing of income-producing properties	(0.5)
Effect of changes in foreign currency exchange rates	10.1
Other	(0.1)
Annualized lease payments, as at December 31, 2009	$178.0

Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see “REAL ESTATE BUSINESS — Foreign Currencies”).

During 2009, annualized lease payments increased by $10.3 million, or 6%, from $167.7 million at December 31, 2008 to $178.0 million at December 31, 2009.  The strengthening of the foreign currencies (primarily the euro and the Canadian dollar) against the U.S. dollar led to a $10.1 million increase in annualized lease payments.

In addition, contractual rent adjustments increased annualized lease payments by $1.1 million, including $1.0 million from CPI-based increases on properties representing 7.9 million square feet of leaseable area, and $0.1 million from fixed contractual adjustments on a property representing 519 thousand square feet of leaseable area.

Completed projects, which came on-stream during 2009, also increased annualized lease payments by $0.9 million.  Roof and asphalt replacements and leasehold improvements contributed $0.6 million to annualized lease payments. Late in December 2009, the Company acquired a 61 thousand square foot facility located in Shelby Township, Michigan, which has been leased to a subsidiary of Magna for six years, with the option to renew for two additional periods of five years.  The lease of the new property added $0.3 million to annualized lease payments.

Partially offsetting the positive contributions noted above was a $1.2 million reduction in annualized lease payments resulting from the vacancy of a 58 thousand square foot facility by a third party tenant at the end of the first quarter of 2009 and the vacancy of a 169 thousand square foot facility by a Magna tenant at the end of the second quarter of 2009, and a $0.5 million reduction in annualized lease payments resulting from the renewal at lower rental rates of two leases in 2009 related to third-party tenants, representing an aggregate of 267 thousand square feet of leaseable area, and three leases with Magna tenants, representing 262 thousand square feet of leaseable area.

The annualized lease payments by currency at December 31, 2009 and 2008 were as follows:

	December 31,		December 31,
	2009		2008
euro	$75.8	43%	$73.4	44%
Canadian dollar	57.3	32	49.8	30
U.S. dollar	43.2	24	42.9	25
Other	1.7	1	1.6	1
	$178.0	100%	$167.7	100%

Cash Flows

The Real Estate Business’ cash and cash equivalents balance increased by $12.8 million in 2009 compared to 2008 as outlined below.

Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash working capital balances of $105.2 million in 2009 compared to $168.9 million in 2008.  The reduction is due to a $120.5 million decrease in net income and a $56.7 million increase in the net loss from non-cash items (see note 16 to the unaudited interim consolidated financial statements), primarily related to the impairment provision relating to loans receivable from MEC, currency translation loss included in other gains (losses), net and the write-down of long-lived assets, partially offset by the accrual of interest on the MID Lender’s pre-petition loans to MEC during the Debtors’ Chapter 11 process.

Changes in non-cash balances generated $11.7 million of cash in 2009 compared to $1.9 million in 2008 (see note 16 to the unaudited interim consolidated financial statements).

Investing Activities

During 2009, the Real Estate Business, through the MID Lender, advanced $110.1 million to MEC and certain of its subsidiaries under the 2008 MEC Loan and the DIP Loan (see “LOANS RECEIVABLE FROM MEC”).  The Real Estate Business also spent $9.6 million on real estate property and fixed asset expenditures and $0.8 million on other asset additions.  These cash outflows were partially offset by $41.5 million of repayments under the 2008 MEC Loan, the MEC Project Financing Facilities and the DIP Loan and $0.7 million of net proceeds on the sale of a real estate property in the third quarter of 2009.

Financing Activities

During 2009, the Real Estate Business paid dividends of $28.0 million (see “DIVIDENDS”) and repaid $3.3 million of long-term debt, primarily representing the full repayment at maturity of one of the two mortgages on the Real Estate Business’ income-producing properties.

Effect of Exchange Rate Changes

During 2009, the strengthening of the foreign currencies in which the Real Estate Business operates (mainly the euro and Canadian dollar) against the U.S. dollar resulted in a positive impact of $5.5 million to cash flows.

Real Estate Assets

The Real Estate Business’ real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.

The net book values of the Real Estate Business’ real estate assets are as follows:

	December 31,	December 31,
	2009	2008
Income-producing real estate properties	$1,220.0	$1,186.9
Properties held for development	169.8	209.2
Properties under development	—	1.2
Properties held for sale	—	0.5
Real estate properties, net	$1,389.8	$1,397.8

Income-Producing Properties

At December 31, 2009, the Real Estate Business had 106 income-producing properties, representing 27.4 million square feet of rentable space.  The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the world’s manufacturers of cars and light trucks for their assembly plants throughout North America and Europe.  The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria.

The book value of the income-producing portfolio by country as at December 31, 2009 was as follows:

	Book	Percent
	Value	of Total
Canada	$413.1	34%
Austria	356.3	29
U.S.	226.3	19
Germany	122.7	10
Mexico	69.2	6
Other countries	32.4	2
	$1,220.0	100%

Properties Held for Development

Properties held for development consist of (i) lands held for future industrial expansion, (ii) lands that were originally banked for industrial use but for which the current industrial use is not the highest and best use and (iii) development lands acquired previously from MEC in 2007 and for which the Real Estate Business is seeking planning and zoning changes in order to develop mixed-use and residential projects.  The Real Estate Business has approximately 1,400 acres of land held for development at December 31, 2009 and 2008, including approximately 900 acres in the U.S., 300 acres in Canada, 100 acres in Mexico and 100 acres in Europe.  Properties held for development are intended to be rezoned, developed and/or redeveloped over the medium- or long-term for the Company’s account or with joint venture partners.

During 2007, MID acquired all of MEC’s interests and rights in four real estate properties to be held for future development: a 34-acre parcel in Aurora, Ontario; a 64-acre parcel of excess land adjacent to MEC’s racetrack at Laurel Park in Howard County, Maryland; a 157-acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC’s Palm Meadows Training Center; and a 205-acre parcel of land located in Bonsall, California.  Prior to the Petition Date (see “SIGNIFICANT MATTERS — Participation in MEC’s Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization”), the Real Estate Business had recorded the cost of the lands acquired from MEC at the exchange amount of the consideration paid (including transaction costs) and the excess of such exchange amount over MEC’s carrying values of such properties was eliminated in determining the consolidated carrying values of such properties.  Subsequent to the Petition Date, such excess amount of $50.5 million has been netted against the Real Estate Business’ carrying values of such properties.

MID currently intends to develop the Aurora, Palm Beach County and Bonsall properties for residential and commercial uses and the Howard County property for mixed-use, including office, retail and residential.  Approvals are well-advanced for a 288 unit residential development in Palm Beach County, Florida.  Significant progress has also been made in the mixed use land entitlement approval process relating to the Howard County lands in Maryland and MID has applied for preliminary site plan approval in early 2010.  The property in Bonsall, California currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC.  MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals.   The lease was scheduled to terminate on June 6, 2010, however on November 11, 2009, MEC elected to exercise its option to terminate the agreement by providing MID four months written notice, as stipulated in the agreement.  Accordingly, the lease with MEC was scheduled to terminate on April 11, 2010; however, on March 16, 2010, the facility was re-leased to San Luis Racing, Inc. on a triple-net lease basis for nominal rent.  The San Diego County general plan covering the Bonsall lands is expected to accommodate MID’s residential development plans.

Properties Under Development

At December 31, 2009, the Real Estate Business had no projects under development.  Subsequent to year-end, the Real Estate Business commenced a development project in Mexico relating to 117 thousand square foot expansion of a facility leased to Magna.  The total anticipated cost of this project is approximately $4.0 million.

Properties Held For Sale

At December 31, 2008, the Real Estate Business had one property held for sale, which consisted of land and a vacant building with a carrying value of $0.5 million.  In the third quarter of 2009, the Company completed the sale of this property for cash consideration of $0.8 million and realized a gain on disposal of $0.2 million.

LOANS RECEIVABLE FROM MEC

2007 MEC Bridge Loan

On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with a bridge loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) through a non-revolving facility (the “2007 MEC Bridge Loan”).  The 2007 MEC Bridge Loan was intended to provide short-term funding to MEC as it sought to implement a debt elimination plan (the “MEC Debt Elimination Plan”).

The 2007 MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Thistledown land, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park.  In addition, the 2007 MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third-party lender).

The 2007 MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0%.  On February 29, 2008, the interest rate on outstanding and subsequent advances under the 2007 MEC Bridge Loan was increased by a further 1.0% (set at 12.2% at December 31, 2009 and at 12.5% at December 31, 2008).

During the year ended December 31, 2008, the maximum commitment under the 2007 MEC Bridge Loan was increased from $80.0 million to $125.0 million, MEC was given the ability to re-borrow $26.0 million that had been previously repaid during the year ended December 31, 2008 from proceeds of asset sales and MEC was permitted to use up to $3.0 million to fund costs associated with the November 2008 gaming referendum in Maryland.  In addition, the maturity date of the 2007 MEC Bridge Loan was extended from May 31, 2008 to March 31, 2009.  However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009.  As a result of MEC’s Chapter 11 filing on March 5, 2009 (see “SIGNIFICANT MATTERS — Participation in MEC’s Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization”), the 2007 MEC Bridge Loan was not repaid when due.  On the Petition Date, the balance outstanding under the 2007 MEC Bridge Loan was $125.6 million.  Interest on the 2007 MEC Bridge Loan accrues during the Debtors’ Chapter 11 process rather than being paid currently in cash.

The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing in 2007 and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment).  In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $7.0 million.  The MID Lender also received a commitment fee equal to 1% per annum of the undrawn facility.  All fees, expenses and closing costs incurred by the MID Lender in connection with the 2007 MEC Bridge Loan and the changes thereto were paid by MEC.

At December 31, 2009, $139.2 million was outstanding under the fully drawn 2007 MEC Bridge Loan.

Under the Plan, the MID Lender will receive, in addition to certain assets of MEC to be transferred to MID, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender’s liens and claims relating to the 2007 MEC Bridge Loan, and upon the effective date under the Plan, all liens and security under the 2007 MEC Bridge Loan will be released.

MEC Project Financings

The MID Lender has made available separate project financing facilities to GPRA and Remington Park, Inc., the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the “MEC Project Financing Facilities”).  The MEC Project Financing Facilities were established with a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions.  Prior to the completion of the sale of Remington Park on January 1, 2010 (see “SIGNIFICANT MATTERS — Participation in MEC’s Bankruptcy and Asset Sales — MEC Asset Sales”), the Remington Park project financing was secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center.  The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing).  In addition, the borrower agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.  The Gulfstream Park project financing is guaranteed by MEC’s subsidiaries that own and operate the Palm Meadows Training Center and is secured principally by security over the lands forming part of the operations at Gulfstream Park and the Palm Meadows Training Center and over all other assets of Gulfstream Park and the Palm Meadows Training Center, excluding licences and permits (which cannot be subject to security under applicable legislation).  Prior to the completion of the sale of Remington Park on January 1, 2010 (see “SIGNIFICANT MATTERS — Participation in MEC’s Bankruptcy and Asset Sales — MEC Asset Sales”), the Gulfstream Park project financing was also guaranteed by MEC’s subsidiary that owned and operated Remington Park and was also secured by security over the leasehold interest forming part of the operations at Remington Park and over all other assets of Remington Park, excluding licenses and permits (which could not be subject to security under applicable legislation).

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively.  Both tranches were established to fund MEC’s design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines.  The new tranches of the Gulfstream Park project financing facility both were established with a maturity date of December 31, 2011.  Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date.  The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.

Amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually and require repayment in monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities.  Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park’s total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility.  For the year ended December 31, 2009, $2.0 million (2008 — $3.4 million) of such payments were made.  During the year ended December 31, 2008, Remington Park agreed to purchase 80 Class III slot machines from GPRA with funding from the Remington Park project financing facility.  Accordingly, $1.0 million was advanced under the existing Remington Park project financing facility during the year ended December 31, 2008.

In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan, including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan; and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.

During the year ended December 31, 2008, the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility was extended from May 31, 2008 to March 31, 2009.  However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009.  In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $3.0 million.  As a result of the Debtors’ Chapter 11 filing on March 5, 2009 (see “SIGNIFICANT MATTERS — Participation in MEC’s Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization”), the repayment of at least $100.0 million under the Gulfstream Park project financing facility was not made when due.

On the Petition Date, the balances outstanding under the Gulfstream Park project financing facility and the Remington Park project financing facility were $170.8 million and $22.8 million, respectively.  During the Debtors’ Chapter 11 process, monthly principal and interest payments, as well as the quarterly excess cash flow sweeps, under the MEC Project Financing Facilities are stayed and interest accrues rather than being paid currently in cash.

At December 31, 2009, there were balances of $185.8 million and $24.8 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively.

Under the Plan, the MID Lender will receive, in addition to certain assets of MEC to be transferred to MID, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender’s liens and claims relating to the MEC Project Financing Facilities, and upon the effective date under the Plan, all liens and security under the MEC Project Financing Facilities will be released.

2008 MEC Loan

On November 26, 2008, concurrent with the announcement of a reorganization proposal, MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees).  The 2008 MEC Loan bears interest at the rate of LIBOR plus 12.0%, is guaranteed by certain subsidiaries of MEC and is secured by substantially all the assets of MEC (subject to prior encumbrances).  The 2008 MEC Loan was made available through two tranches of a non-revolving facility.

•                  Tranche 1

Tranche 1 in the amount of up to $50.0 million (plus costs and fees) was made available to MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the 2008 MEC Loan and under other loans provided by the MID Lender to MEC, (iii) mandatory payments of interest in connection with other of MEC’s existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of certain of MEC’s joint venture arrangements with third parties.

In connection with Tranche 1 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $1.0 million (2% of the commitment), such amount being capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.  The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn facility.  All fees, expenses and closing costs incurred by the MID Lender in connection with the 2008 MEC Loan are capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.

Tranche 1 had an initial maturity date of March 31, 2009 but as a result of the reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009.  As a result of the Debtors’ Chapter 11 filing on March 5, 2009 (see “SIGNIFICANT MATTERS — Participation in MEC’s Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization”), Tranche 1 of the 2008 MEC Loan was not repaid when due.

•                  Tranche 2

Tranche 2 in the amount of up to $75.0 million (plus costs and fees) was to be used by MEC solely to fund (i) up to $45.0 million (plus costs and fees) in connection with the application by MEC’s subsidiary Laurel Park for a Maryland slots licence and related matters and (ii) up to $30.0 million (plus costs and fees) in connection with the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence. In addition to being secured by substantially all the assets of MEC, Tranche 2 of the 2008 MEC Loan was also to be guaranteed by the MJC group of companies and secured by all of such companies’ assets.

In February 2009, MEC’s subsidiary, Laurel Park, submitted an application for a Maryland video lottery terminal licence (the “MEC VLT Application”) and drew $28.5 million under Tranche 2 of the 2008 MEC Loan in order to place the initial licence fee in escrow pending resolution of certain issues associated with the application.  Subsequently, MEC was informed by the Maryland VLT Facility Location Commission that the MEC VLT Application was not accepted for consideration as it had been submitted without payment of the initial licence fee of $28.5 million.  Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan.

In connection with the February 2009 advance under Tranche 2 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $0.6 million, such amount being capitalized to the outstanding balance of Tranche 2 of the 2008 MEC Loan.  The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn amount made available under Tranche 2 of the 2008 MEC Loan.  All fees, expenses and closing costs incurred by the MID Lender in connection with Tranche 2 are capitalized to the outstanding balance of Tranche 2 under the 2008 MEC Loan.

The initial maturity date of Tranche 2 was December 31, 2011, which as a result of the MEC VLT Application not being accepted for consideration, was accelerated in accordance with the terms of the loan to May 13, 2009.  As a result of the Debtors’ Chapter 11 filing on March 5, 2009 (see “SIGNIFICANT MATTERS — Participation in MEC’s Bankruptcy and Asset Sales — MEC Chapter 11 Filing and Plan of Reorganization”), there is an automatic stay of any action to collect, assert, or recover on the 2008 MEC Loan.

On the Petition Date, the balance outstanding under the 2008 MEC Loan was $52.5 million.  Interest and fees on the 2008 MEC Loan accrue during the Debtors’ Chapter 11 process rather than being paid currently in cash.

At December 31, 2009, $58.4 million was due under the 2008 MEC Loan.

Under the Plan, the MID Lender will receive, in addition to certain assets of MEC to be transferred to MID, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender’s liens and claims relating to the 2008 MEC Loan, and upon the effective date under the Plan, all liens and security under the 2008 MEC Loan will be released.

DIP Loan

In connection with the Debtors’ Chapter 11 filing (see “SIGNIFICANT MATTERS — Participation in MEC’s Bankruptcy and Asset Sales — MEC Chapter 11 Filing and Plan of Reorganization”), the MID Lender originally agreed to provide a six-month secured non-revolving DIP Loan to MEC in the amount of up to $62.5 million.  The DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court and an interim order was subsequently entered by the Court on March 13, 2009.

On April 3, 2009, MEC requested an adjournment until April 20, 2009 for the Court to consider the motion for a final order relating to the DIP Loan.  The Court granted the request and authorized an additional $2.5 million being made available to MEC under the DIP Loan pending the April 20, 2009 hearing.

On April 20, 2009, the DIP Loan was amended to, among other things, (i) extend the maturity from September 6, 2009 to November 6, 2009 in order to allow for a longer marketing period in connection with MEC’s asset sales and (ii) reduce the principal amount available from $62.5 million to $38.4 million, with the reduction attributable to the fact that interest on the pre-petition loan facilities between MEC and the MID Lender will accrue during the Chapter 11 process rather than being paid currently in cash.  The final terms of the DIP Loan were presented to the Court on April 20, 2009 and the Court entered a final order authorizing the DIP Loan on the amended terms on April 22, 2009.

Under the terms of the DIP Loan, MEC is required to pay an arrangement fee of 3% under the DIP Loan (on each tranche as it is made available) and advances bear interest at a rate per annum equal to LIBOR plus 12.0% (set at 12.2% at December 31, 2009).  MEC is also required to pay a commitment fee equal to 1% per annum on all undrawn amounts.

The DIP Loan is secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens of third parties), as well as a pledge of capital stock of certain guarantors.  Under the DIP Loan, MEC may request funds to be advanced on a monthly basis and such funds must be used in accordance with an approved budget.  The terms of the DIP Loan contemplate that MEC will sell all or substantially all its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

At December 31, 2009, $45.0 million (net of $1.3 million of unamortized deferred arrangement fees) was due under the DIP Loan.

On October 28, 2009, the Court entered a final order authorizing amendments to the DIP Loan, which among other things, increased the principal amount available thereunder by $26.0 million to up to $64.4 million and extended the maturity date to April 30, 2010. Under the amended DIP Loan, MEC must use its best efforts to market and sell all its assets, including seeking stalking horse bidders, conducting auctions and obtaining sales orders from the Court. If certain assets sale milestones are not satisfied, there will be an event of default and/or additional arrangement fees will be payable by MEC.   The other fees and the interest rate payable by MEC to the MID Lender under the amended DIP Loan were unchanged. All advances under the amended DIP Loan must be made in accordance with an approved budget.

Subsequent to the consolidated balance sheet date, an additional $11.0 million was drawn and $27.8 million was repaid under the DIP Loan.  On March 3, 2010, the DIP Loan was further amended and restated, such that an additional $7.0 million was approved by the Court and made available to MEC under the DIP Loan.  Accordingly, the maximum commitment thereunder is $71.4 million, of which $3.5 million is available to be borrowed by MEC as at March 29, 2010.

The provision of the MEC Project Financing Facilities, 2007 MEC Bridge Loan, 2008 MEC Loan and DIP Loan, as well as all changes thereto, were reviewed and considered by a Special Committee comprised of independent directors of MID.  After considering the recommendations of the Special Committee and its own review and consideration of the MEC Project Financing Facilities, 2007 MEC Bridge Loan, 2008 MEC Loan and DIP Loan, as well as all changes thereto, the Board (excluding Messrs. Frank Stronach and Dennis Mills, who (at the applicable times) did not vote because of their relationships with MEC) unanimously approved the transactions.

LIQUIDITY AND CAPITAL RESOURCES

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the “MID Credit Facility”).  During the year ended December 31, 2009, the maturity date of the MID Credit Facility was extended from January 21, 2009 to January 21, 2010.  Subsequent to year end, the maturity date was further extended to December 21, 2010, unless further extended with the consent of both parties.  Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business’ ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization.  The Real Estate Business is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers’ acceptance rates, in each case plus 3.50%, or the U.S. base or Canadian prime rate, in each case plus 2.5%.  The MID Credit Facility contains negative and affirmative financial and operating covenants.  At December 31, 2009 and 2008, the Company had no borrowings under the MID Credit Facility, but had issued letters of credit totalling $0.2 million (December 31, 2008 - $0.2 million).

In December 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures (the “Debentures”) due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount.  The Debentures rank equally with all of MID’s existing and future senior unsecured indebtedness.  At December 31, 2009, all of the Debentures remained outstanding.

The Company’s outstanding long-term debt at December 31, 2009 was $253.2 million, which consists of $250.8 million of the Debentures and a mortgage payable in the amount of $2.4 million (due in January 2011).

At December 31, 2009, the Company’s debt to total capitalization ratio was 14%.  Management believes that the Company’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program during the next year.  Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

The Real Estate Business generated cash flows from operations of $116.9 million in 2009 and at December 31, 2009 had cash and cash equivalents of $135.2 million and shareholders’ equity of $1.6 billion.  At December 31, 2009, the Real Estate Business was in compliance with all of its debt agreements and related covenants.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of MID have evaluated the effectiveness of MID’s disclosure controls and procedures, as defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), as of the end of the period covered by the annual filings (as defined in NI 52-109) (the “Evaluation Date”).  They have concluded that, as of the Evaluation Date, MID’s disclosure controls and procedures were effective to ensure that material information relating to MID and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis.  However, as recommended by Canadian and United States securities regulators, MID will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the applicable rules.

Report on Internal Control Over Financial Reporting

MID’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for MID.  Under the supervision and with the participation of MID’s Chief Executive Officer and Executive Vice-President and Chief Financial Officer, management conducted an evaluation of the effectiveness of MID’s internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its evaluation under this framework, management concluded that MID’s internal control over financial reporting was effective as of the Evaluation Date.

Ernst & Young LLP, an independent licensed public accounting firm, who audited and reported on MID’s consolidated financial statements for the year ended December 31, 2009 included in MID’s annual report for fiscal 2009, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on MID’s internal control over financial reporting as of the Evaluation Date.  The attestation report is at the front of the financial statements included in MID’s annual report for fiscal 2009.

Limitation of Scope of Design of Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of MID have limited the scope of their design of MID’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of joint venture entities in which MEC holds an interest.  For further details relating to such joint venture entities, please refer to note 7(b) to the consolidated financial statements included in MID’s annual report for fiscal 2009.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in MID’s internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which MID made its most recent previous interim filing and ended on December 31, 2009 that have materially affected, or are reasonably likely to materially affect, MID’s internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

MID’s management, including the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, does not expect that MID’s controls and procedures will prevent all potential error and fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees.  Management believes that adequate provisions have been recorded in the accounts where required.  Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

The Company has made commitments for future payment of long-term debt and construction commitments.  At December 31, 2009, future payments, including interest payments, under these contractual obligations were as follows:

(in thousands)	2010	2011	2012	2013	2014	Thereafter	Total

Mortgage obligations	$400	$2,156	$—	$—	$—	$—	$2,556
Debentures	15,319	15,319	15,319	15,319	15,319	283,838	360,433
Construction and development project commitments	1,149	—	—	—	—	—	1,149

Total	$16,868	$17,475	$15,319	$15,319	$15,319	$283,838	$364,138

In addition to the letters of credit issued under the MID Credit Facility, the Company had $2.2 million of letters of credit issued with various financial institutions at December 31, 2009 to guarantee various of its construction projects.  These letters of credit are secured by cash deposits of the Company.

The Company has not guaranteed any of MEC’s debt obligations or other commitments.

For further discussion of commitments, contractual obligations and contingencies, refer to notes 2, 3, 7 and 18 to the unaudited interim consolidated financial statements and “LIQUIDITY AND CAPITAL RESOURCES”.

OFF-BALANCE SHEET ARRANGEMENTS

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements.  For a further understanding of these arrangements, refer to note 18 to the unaudited interim consolidated financial statements.  There were no material changes in the Company’s Real Estate business off-balance sheet arrangements during 2009.

RELATED PARTY TRANSACTIONS

For a discussion of the Company’s transactions with related parties, please refer to notes 1, 2 and 3 to the unaudited interim consolidated financial statements and the sections in this MD&A entitled “SIGNIFICANT MATTERS”, “REAL ESTATE BUSINESS” and “LOANS RECEIVABLE FROM MEC”.

FOURTH QUARTER

See the section entitled “SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA (UNAUDITED)” for details of items occurring in the fourth quarter that had a significant impact on the consolidated results of the Company.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 46,160,564 Class A Subordinate Voting Shares and 547,413 Class B Shares outstanding.

DIVIDENDS

In 2009, the Company declared a quarterly dividend with respect to each of the three-month periods ended December 31, 2008, March 31, 2009, June 30, 2009 and September 30, 2009 in the amount of $0.15 per Class A Subordinate Voting Share and Class B Share.  Subsequent to December 31, 2009, the Board declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share in respect of the three-month period ended December 31, 2009, which will be paid on or about April 15, 2010 to shareholders of record at the close of business on April 9, 2010.

RISKS AND UNCERTAINTIES

The following are some of the more significant risks that could affect our ability to achieve our desired results:

Real Estate Business

At December 31, 2009, all but 13 of our income-producing properties are leased to the Magna group.  The tenants for the majority of the properties are non-public subsidiaries within the Magna group and Magna typically does not guarantee the obligations of its subsidiaries under their leases with us. As a result, our operating and net income and the value of our property portfolio would be materially adversely affected if the members of the Magna group became unable to meet their respective financial obligations under their leases.

Since the Magna group operates in the automotive parts industry, our business is, and for the foreseeable future will be, subject to conditions affecting the automotive industry generally. A decrease in the long-term profitability or viability of the automotive parts sector would have a material adverse impact on the financial condition of our tenants and could therefore adversely impact the value of our properties and our operating results. The industry in which Magna competes and the business it conducts are subject to a number of risks and uncertainties, including the following factors that may adversely affect the Magna group’s operations in the automotive parts sector:

•                  the continuation or worsening of current recessionary economic conditions could have a material adverse effect on Magna’s profitability and financial condition;

•                  the continuation of current levels of, or further declines in, automobile sales and production could have a material adverse effect on Magna’s profitability;

•                  the bankruptcy of any of Magna’s major customers could have a material adverse effect on Magna’s profitability and financial condition;

•                  the financial distress of some of Magna’s suppliers as a result of current economic conditions and other factors could lead to significant supply chain disruptions and supplier bankruptcies or financial restructurings, which could have a material adverse effect on Magna’s profitability;

•                  Magna’s short-term profitability could be adversely affected by the costs associated with rationalization and downsizing of some of its operations;

•                  Magna recorded significant impairment charges in recent years and could record additional impairment charges in the future, which could have a material adverse effect on its profitability;

•                  Magna’s failure to identify and develop new technologies and to successfully apply such technologies to create new products could have a material adverse effect on its profitability and financial condition;

•                  Magna’s inability to diversify its sales could have a material adverse effect on its profitability; and

•                  the consequences of shifting market shares among vehicles could have a material adverse effect on Magna’s profitability.

Although we intend to lease additional properties to tenants other than the Magna group, it is unlikely that our dependence on the Magna group, and therefore the automotive industry, will be reduced significantly in the foreseeable future.

Virtually all the growth of our rental portfolio has been dependent on our relationship with the members of the Magna group as the tenants of our income-producing properties, as the customers for our development projects and as the source of our acquired properties.  Although we have acted as the developer, real estate advisor, property manager and owner of a significant number of the industrial facilities of the Magna group since our inception, we have no assurance that we will continue to do so, and the level of business we have received from the Magna group has declined significantly over the past five years.  We will be required to compete for any future business with the Magna group without any contractual preferential treatment.

Members of the Magna group have determined on occasion in the past and may increasingly in the future determine not to lease certain properties from us and not to renew certain leases on terms comparable to (or more favourable to us than) our existing arrangements with them, or at all.  Moreover, particularly in light of the pressures in the automotive industry and Magna’s current plant rationalization plan and the dispute with one of MID’s shareholders, the level of business that we have received from Magna has significantly declined over the past five years and we may not continue to be able to acquire new properties from the Magna group as we have done in the past.

Any adverse change in our business relationship with the Magna group could have an adverse effect on the growth and profitability of our business.

Virtually all of the growth of the Real Estate Business has resulted from the growth of the automotive parts business operated by the Magna group, including growth as a result of acquisitions.  We expect to derive a portion of our future growth from continuing to build on our relationship with the Magna group so as to benefit from the Magna group’s future growth.  However, the Magna group may not be successful in maintaining its historical growth rate and may not undertake acquisitions of new facilities at the same rate as in the past.  The Magna group’s inability to maintain its historical level of growth would likely adversely affect our growth and the level of annualized lease payments that we receive.

MID management expects that given Magna’s publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may continue to rationalize facilities.  Magna continues to be bound by the terms of the lease agreements for leased properties regardless of its plant rationalization strategy.  However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that are or may become subject to the Magna plant rationalization strategy in the future, under certain circumstances.  If the scope of Magna’s rationalization of plants owned by MID expands, MID is at risk of having the credit rating of its debt downgraded.  Should this occur, our ability to access the capital markets would be adversely affected and our borrowing costs would significantly increase.

We face a variety of risks in relation to the land held by our Real Estate Business for purposes other than industrial development.  While Magna-related industrial developments have a certain degree of predictability associated with them in that we generally have a predefined use and tenant for a given property, general development projects are more speculative and there can be no assurance that we will be able to successfully and profitably develop such properties if we undertake to do so.  In that respect, we are exposed to the standard real estate development industry risks including the inability to obtain approvals from the requisite authorities on a timely basis or at all, development costs exceeding the economic value of the land, cost overruns and development and construction delays due to unforeseen factors such as the lack of municipal services or traffic capacity.  In addition, the general real estate industry is subject to economic cycles that can result in fluctuating land and property values that have an effect on development projects.

From time to time, we may attempt to minimize or hedge our exposure to the impact that changes in foreign currency rates or interest rates may have on the Real Estate Business’ revenue and debt liabilities through the use of derivative financial instruments. The use of derivative financial instruments, including forwards, futures, swaps and options, in our risk management strategy carries certain risks, including the risk that losses on a hedge position will reduce our profits and the cash available for development projects or dividends. A hedge may not be effective in eliminating all the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives.

A substantial majority of our current property portfolio is located outside of the United States and generates lease payments that are not denominated in U.S. dollars.  Since we report our financial results in U.S. dollars and do not currently hedge our non-U.S. dollar rental revenues, we are subject to foreign currency fluctuations that could, from time to time, have an adverse impact on our financial position or operating results.

Leases representing the majority of our total leaseable area expire in 2013 or later. Our leases generally provide for periodic rent escalations based on specified percentage increases or a consumer price index adjustment, subject in some cases to a cap. As a result, the long-term nature of these leases limits our ability to increase rents contemporaneously with increases in market rates and may therefore limit our revenue growth and the market value of our income-producing property portfolio.

The rights of first refusal that we have granted to our tenants in most of our significant leases may deter third parties from incurring the time and expense that would be necessary for them to bid on our properties in the event that we desire to sell those properties. Accordingly, these rights of first refusal may adversely affect our ability to sell our properties or the prices that we receive for them upon any sale. In addition, the rights of first refusal may adversely affect the market value of our income-producing property portfolio.

We compete for suitable real estate investments with many other parties, including real estate investment trusts, insurance companies and other investors (both Canadian and foreign), which are currently seeking, or which may seek in the future, real estate investments similar to those desired by us. Some of our competitors may have greater financial and operational resources, or lower required return thresholds, than we do. Accordingly, we may not be able to compete successfully for these investments. Increased competition for real estate investments resulting, for example, from increases in the availability of investment funds or reductions in financing costs would tend to increase purchase prices and reduce the yields from the investments.

Real Estate Industry

Because we own, lease and develop real property, we are subject to the risks generally incident to investments in real property.  The investment returns available from investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred.  We may experience delays and incur substantial costs in enforcing our rights as lessor under defaulted leases, including costs associated with being unable to rent unleased properties to new tenants on a timely basis or with making improvements or repairs required by a new tenant. In addition, a variety of other factors outside of our control affect income from properties and real estate values, including environmental laws and other governmental regulations, real estate, zoning, tax and eminent domain laws, interest rate levels and the availability of financing.  For example, new or existing environmental, real estate, zoning or tax laws can make it more expensive or time consuming to develop real property or expand, modify or renovate existing structures. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. In addition, real estate investments are often difficult to sell quickly.  Similarly, if financing becomes less available, it becomes more difficult both to acquire and to sell real property.  Moreover, governments can, under eminent domain laws, take real property.  Sometimes this taking is for less compensation than the owner believes the property is worth.  Although we are geographically diversified, any of these factors could have a material adverse impact on our results of operations or financial condition in a particular market.

We intend to develop properties as suitable opportunities arise, taking into consideration the general economic climate. Real estate development has a number of risks, including risks associated with:

•                  construction delays or cost overruns that may increase project costs;

•                  receipt of zoning, occupancy and other required governmental permits and authorizations;

•                  development costs incurred for projects that are not pursued to completion;

•                  natural disasters, such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

•                  ability to raise capital; and

•                  governmental restrictions on the nature or size of a project.

Our development projects may not be completed on time or within budget, and there may be no market for the new use after we have completed development, either of which could adversely affect our operating results.

We may be unable to lease a vacant property in our portfolio (including those vacated as part of Magna’s plant rationalization strategy) on economically favourable terms, particularly properties that were designed and built with unique features or are located in secondary or rural markets.  In addition, we may not be able to renew an expiring lease or to find a new tenant for the property for which the lease has expired, in each case on terms at least as favourable as the expired lease.  Renewal options are generally based on changes in the consumer price index or prevailing market rates.  Market rates may be lower at the time of the renewal options, and accordingly, leases may be renewed at lower levels of rent than are currently in place.  Our tenants may fail to renew their leases if they need to relocate their operations as a result of changes in location of their customers’ operations or if they choose to discontinue operations as a result of the loss of business.

Many factors will affect our ability to lease vacant properties, and we may incur significant costs in making property modifications, improvements or repairs required by a new tenant.  In addition, we may incur substantial costs in protecting our investments in leased properties, particularly if we experience delays and limitations in enforcing our rights against defaulting tenants.  Furthermore, if one of our tenants rejects or terminates a lease under the protection of bankruptcy, insolvency or similar laws, our cash flow could be materially adversely affected.  The failure to maintain a significant number of our income-producing properties under lease would have a material adverse effect on our financial condition and operating results.

Under various federal, state, provincial and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in an affected property.  Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances.  In addition, the presence of hazardous or toxic substances, or the failure to remediate properly, may materially impair the value of our real property assets or adversely affect our ability to borrow by using such real property as collateral.  Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released asbestos-containing materials or other hazardous materials.  As an owner of properties, we are subject to these potential liabilities.

Capital and operating expenditures necessary to comply with environmental laws and regulations, to defend against claims of liability or to remediate contaminated property may have a material adverse effect on our results of operations and financial condition.  We may also become subject to more stringent environmental standards as a result of changes to environmental laws and regulations, compliance with which may have a material adverse effect on our results of operations and financial condition.  Moreover, environmental laws may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, limiting development or expansion of our property portfolio or requiring significant expenditures.

Magna Entertainment Corp.

The risks and uncertainties relating to MEC’s Plan and its implementation include, among others:

•                  there is no certainty whether the Plan and the Disclosure Statement will be confirmed by the Court and whether any modifications of the Plan will be required, or that such modification would not require the resolicitation of votes of claimholders;

•                  there is no certainty with regard to whether the conditions to the effective date of the Plan will be satisfied, and how long the process contemplated by the Plan and its implementation under the Chapter 11 proceedings will take;

•                  there is no certainty with regard to how long the process for the marketing and sale of the Debtors’ assets that are to be sold to third parties pursuant to the Plan will take; and

•                  there is no certainty whether or at what prices such assets will be sold or whether any bids by any third party for such assets will materialize or be successful.

If the conditions precedent to the effective date of the Plan have not occurred or have been duly waived, then any approval by the Court of the Plan will be vacated, in which event no distributions would be made under the Plan, the Debtors and all holders of claims and equity interests (including MID) would be restored to the status quo ante as of the day immediately preceding the date that the Court approved the Plan and the Debtors’ obligations with respect to claims and equity interests would remain unchanged.

If the Debtors are not able to successfully implement the Plan under Chapter 11, it is possible that they will be required to shut down all or part of their business and liquidate their assets, which is likely to have an adverse impact on MID and MID Lender’s interests in MEC.

Although we have already reduced the carrying value of the MEC loans by $90.8 million, there can be no assurance that we will not further reduce the carrying value of the MEC loans, either in connection with the implementation of the Plan under Chapter 11 or if the Debtors are not able to successfully implement the Plan.

If any assets of MEC are transferred to MID pursuant to the Plan, there can be no assurance that such assets will be profitable for MID, that the costs associated with operating such assets will not exceed our estimations or that the value of the assets will fully reflect the applicable carrying value of the MEC loan facilities.

The Plan and the classification of claims and equity interests in the Plan embodies a negotiated compromise between the Creditors’ Committee, MID, MEC and the MID Lender.  Although the Creditors’ Committee is the statutory representative for all general unsecured creditors, certain parties in interest may not embrace the settlement terms and may object to the Plan.

If the sale of Lone Star LP or Thistledown are not completed as of the effective date of the Plan, the Plan provides that the assets and shares of such entities will be transferred to certain operating trusts through which one or more operating trustees will oversee the ongoing operations of such entities until the sales are completed.  Any failure or additional delays in completing assets sales, whether under the Plan or otherwise, or in the operating trustees’ ability to negotiate and close, on acceptable terms, one or more sales may adversely affect their ability to satisfy operational requirements or continue Lone Star LP or Thistledown as a going concern.

The transfers of Gulfstream Park, Santa Anita Park, Golden Gate Fields, Portland Meadows and XpressBet to MID is contingent upon regulatory approval of MID, and MID could be subjected at any time to additional or more restrictive regulation.  MID may be unable to obtain all governmental licenses, registrations, permits and approvals necessary for the operation of their pari-mutuel wagering and other gaming facilities related to such assets.  Licenses to conduct live horse racing and wagering, simulcast wagering and alternative gaming at racetracks must be obtained from each jurisdiction’s regulatory authority, in many cases annually.  In addition, licenses or approvals to conduct account wagering must be obtained in certain jurisdictions in which their account wagering customers reside.  The denial of any of licenses, registrations, permits or approvals will affect the occurrence of the effective date under the Plan.

As a result of MEC’s Chapter 11 filing, MID is at risk of having the credit rating of our debt downgraded further.  Should this occur, our ability to access the capital markets on favourable terms would be adversely affected and our borrowing costs could significantly increase.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements.  Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.  On an ongoing basis, management evaluates its estimates.  However, actual results could differ from those estimates under different assumptions or conditions.

The Company’s significant accounting policies are included in note 1 to the consolidated financial statements included in MID’s annual report for fiscal 2009. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Loans Receivable from MEC

Loans receivable from MEC are stated at cost net of any deferred arrangement fees and valuation allowance.  Deferred arrangement fees are amortized over the term of the related loans.

Loans receivable from MEC are considered impaired when, based on current information and events, it is possible that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreements.  If the Company determines that the loans are impaired, a valuation allowance is established equal to the difference between the carrying amounts of the loans receivable and estimated recoverable value.  Estimated recoverable value is based on the present value of the expected future cash flows discounted at the loans’ effective interest rate or the fair value of the collateral.  The present value of the expected future cash flows is accreted to its recoverable value, with the passage of time, and recognized as interest income from MEC in the consolidated statements of income (loss).  Changes in the fair value of the collateral, if any, will be reported as either an increase or decrease to the impairment provision relating to loans receivable from MEC on the consolidated statements of income (loss).

The valuation allowance is maintained at a level believed adequate by management to absorb estimated probable credit losses.  Management’s periodic evaluation of the adequacy of the valuation allowance is based on MEC’s ability to pay, the estimated value of the underlying collateral and other relevant factors.  Accounting estimates related to impairment provision related to loans receivable from MEC are subject to significant measurement uncertainty and are susceptible to change as such estimates require management to make forward-looking assumptions regarding the timing and amount of future cash flows expected to be received or the fair value of the collateral related to the loans receivable from MEC.

The Company does not accrue interest income on the loans receivable from MEC once it has been determined that the loans are impaired.

Long-lived Assets

The Company’s most significant asset is its net investment in real estate properties.  Properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate.  Cost represents acquisition and development costs, including direct construction costs, capitalized interest and indirect costs wholly attributable to development.  The carrying values of the Company’s long-lived assets (including real estate properties and fixed assets) not held for sale are evaluated whenever events or changes in circumstances present indicators of impairment.  If such indicators are present, the Company completes a net recoverable amount analysis for the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows.  If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and, if appropriate, appraisals, is charged to operations in the period in which such impairment is determined by management.

When properties are classified by the Company as available for sale or discontinued operations, the carrying value is reduced, if necessary, to the estimated net realizable value.  “Net realizable” value is determined based on discounted net cash flows of the assets and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers.

For real estate properties, depreciation is provided on a straight-line basis over the estimated useful lives of buildings, which typically range from 20 to 40 years.

Accounting estimates related to long-lived assets and the impairment assessments thereof, are subject to significant measurement uncertainty and are susceptible to change as such estimates require management to make forward-looking assumptions regarding cash flows and business operations.  Any resulting impairment charge could have a material impact on the Company’s results of operations and financial position.

Stock-Based Compensation

Compensation expense for stock options is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested and its exercisability does not depend on continued service by the option holder.  Compensation expense is recognized as general and administrative expenses, with a corresponding amount included in equity as contributed surplus for MID and in noncontrolling interest for MEC.  The contributed surplus balance is reduced as MID options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along with the proceeds received on exercise.  In the event that options are forfeited or cancelled prior to having vested, any previously recognized expense is reversed in the period of forfeiture or cancellation.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option valuation model.  The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions.  In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise.  Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions outside of the Company’s control.  Because the Company’s outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide the only measure of the fair value of the Company’s stock options.  For further details, refer to note 13 to the interim unaudited consolidated financial statements.

Lease Accounting and Revenue Recognition

Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases.  Where substantially all the benefits and risks of ownership of the Company’s rental properties have been transferred to its tenants, the Company’s leases are accounted for as direct financing leases.  For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease, and the building is accounted for as either an operating lease or a direct financing lease, as appropriate.

The Real Estate Business’ leases, both with Magna and third-party tenants (the “Leases”), are triple-net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and routine repairs and maintenance. Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index.  Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years.  Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease.  The amount by which the straight-line rental revenue differs from the rents collected in accordance with the lease agreements is recognized in deferred rent receivable.

The Real Estate Business’ classification of its leases as operating leases or direct financing leases, and the resulting revenue recognition treatment, depends on estimates made by management.  If these estimates are inaccurate, there is risk that revenues and income for a period may otherwise differ from reported amounts.

Income Taxes

The Company uses the liability method of tax allocation for accounting for income taxes.  Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized.

The Real Estate Business conducts operations in a number of countries with varying statutory rates of taxation.  Judgement is required in the estimation of income taxes, and future income tax assets and liabilities, in each of the Real Estate Business’ operating jurisdictions.  This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that future income tax assets will be realized and, based on all the available evidence, determining if a valuation allowance is required on all or a portion of such future income tax assets.  The Real Estate Business’ effective tax rate can vary significantly quarter to quarter due to changes in (i) the proportion of income earned in each tax jurisdiction, (ii) current and future statutory rates of taxation, (iii) estimates of tax exposures, (iv) the assessment of whether it is more likely than not that future income tax assets will be realized and (v) the valuation allowances recorded on future tax assets.  Management’s estimates used in establishing the Company’s tax provision are subject to uncertainty.  Actual results may be materially different from such estimates.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

In addition to the Company’s adoption of U.S. GAAP on January 1, 2009 (see “ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES”), the Company adopted a number of new accounting standards under U.S. GAAP.  For details of accounting standards adopted by the Company that did not impact the Company’s financial statements, refer to note 1 to the unaudited interim consolidated financial statements.  The accounting standards adopted that impacted the Company’s financial statements are as follows:

Noncontrolling Interests

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests” (“SFAS 160”), which is effective for fiscal years commencing after December 15, 2008 and clarifies the classification of noncontrolling interests (previously referred to as “minority interests”) in consolidated balance sheets and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests.  The most significant changes under the new rules are as follows:

•                  Noncontrolling interests are to be reported as an element of consolidated equity.

•                  Net income and comprehensive income will encompass the total of such amounts of all consolidated subsidiaries and there will be separate disclosure on the face of the consolidated statements of income (loss) and statements of comprehensive income (loss) of the attribution of such amounts between the controlling and noncontrolling interests.

•                  Increases and decreases in the noncontrolling ownership interest amount will be accounted for as equity transactions rather than those differences being accounted for using step acquisition and sale accounting, respectively. If an issuance of noncontrolling interests causes the controlling interest to lose control and deconsolidate a subsidiary, that transaction will be accounted for using full gain or loss recognition.

In accordance with the transition rules of SFAS 160, the Company has adopted SFAS 160 effective January 1, 2009 on a prospective basis, except that the presentation and disclosure requirements are to be applied retrospectively for all periods presented.  As a result of the adoption, the Company has reported its noncontrolling interest in MEC as a component of equity in the consolidated balance sheets and the net income (loss) attributable to the noncontrolling interest in MEC has been separately identified in the consolidated statements of income (loss).  Under the Codification of U.S. GAAP, SFAS 160 is now codified under Topic 810, “Consolidation”.

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133” (“SFAS 161”).  SFAS 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  SFAS 161 does not require comparative disclosures for earlier periods at initial adoption.

The Company has adopted SFAS 161 effective January 1, 2009 on a prospective basis.  Disclosures regarding the Company’s use of, and accounting for, derivative financial instruments were previously made in notes 1 and 21 to the annual consolidated financial statements for the year ended December 31, 2008 and do not differ materially at December 31, 2009, except for the disclosures required by SFAS 161 in note 17 to the unaudited interim consolidated financial statements.  Other than these incremental disclosures, the adoption of SFAS 161 did not have any impact on the Company’s unaudited interim consolidated financial statements.  Under the Codification of U.S. GAAP, SFAS 161 is now codified under Topic 815, “Derivatives and Hedging”.

Subsequent Events

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (“SFAS 165”), which establishes general accounting standards of accounting for and disclosure of subsequent events that occur after the balance sheet date but before the financial statements are issued or available to be issued.  SFAS 165 is effective for annual and interim periods ending after June 15, 2009 and is to be applied prospectively.  The Company has evaluated subsequent events through the issuance of the consolidated financial statements on March 29, 2010.  Under the Codification of U.S. GAAP, SFAS 165 is now codified under Topic 855, “Subsequent Events”.

SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share information)

Years Ended and As at December 31,	2009	2008	2007

Revenue:
Real Estate Business	$224,034	$219,141	$189,547
MEC(2),(3)	152,935	591,998	617,484
Eliminations(1)	(9,636)	(40,566)	(22,539)

	$367,333	$770,573	$784,492

Income (loss) from continuing operations attributable to MID:
Real Estate Business(4)	$11,717	$132,172	$101,863
MEC(3),(5),(6)	(54,763)	(124,875)	(58,419)
Eliminations(1)	(107)	(963)	(5,162)

	$(43,153)	$6,334	$38,282

Net income (loss) attributable to MID:
Real Estate Business(4)	$11,717	$132,172	$101,863
MEC(3),(5),(6),(7)	(54,342)	(146,395)	(67,902)
Eliminations(1)	336	1,951	(1,933)

	$(42,289)	$(12,272)	$32,028

Cash dividends declared per share	$0.60	$0.60	$0.60

Basic and diluted earnings (loss) per share from continuing operations	$(0.93)	$0.14	$0.80

Basic and diluted earnings (loss) per share	$(0.91)	$(0.26)	$0.67

Total Assets:
Real Estate Business	$1,918,151	$1,887,135	$1,943,779
MEC(3)	—	1,054,271	1,251,188
Eliminations(1)	—	(397,297)	(297,048)

	$1,918,151	$2,544,109	$2,897,919

Total Debt:
Real Estate Business	$253,204	$221,922	$274,712
MEC(3)	—	702,711	608,458
Eliminations(1)	—	(336,818)	(230,649)

	$253,204	$587,815	$652,521

Year Ended December 31, 2009	Mar 31	Jun 30	Sep 30	Dec 31	Total

Revenue:
Real Estate Business	$53,819	$55,161	$57,012	$58,042	$224,034
MEC(2),(3)	152,935	—	—	—	152,935
Eliminations(1)	(9,636)	—	—	—	(9,636)

	$197,118	$55,161	$57,012	$58,042	$367,333

Income (loss) from continuing operations attributable to MID:
Real Estate Business(4)	$25,161	$31,329	$28,027	$(72,800)	$11,717
MEC(3),(5),(6)	(54,763)	—	—	—	(54,763)
Eliminations(1)	(107)	—	—	—	(107)

	$(29,709)	$31,329	$28,027	$(72,800)	$(43,153)

Net income (loss) attributable to MID:
Real Estate Business(4)	$25,161	$31,329	$28,027	$(72,800)	$11,717
MEC(3),(5),(6),(7)	(54,342)	—	—	—	(54,342)
Eliminations(1)	336	—	—	—	336

	$(28,845)	$31,329	$28,027	$(72,800)	$(42,289)

Basic and diluted earnings (loss) per share from continuing operations	$(0.64)	$0.67	$0.60	$(1.56)	$(0.93)

Basic and diluted earnings (loss) per share	$(0.62)	$0.67	$0.60	$(1.56)	$(0.91)

FFO:
Real Estate Business(4)	$34,927	$41,459	$38,347	$(61,873)	$52,860

FFO per share:
Real Estate Business(4)	$0.75	$0.89	$0.82	$(1.32)	$1.13

Diluted shares outstanding	46,708	46,708	46,708	46,708	46,708

Year Ended December 31, 2008	Mar 31	Jun 30	Sep 30	Dec 31	Total

Revenue:
Real Estate Business	$54,035	$55,299	$55,312	$54,495	$219,141
MEC(2),(3)	229,485	166,281	81,577	114,655	591,998
Eliminations(1)	(8,108)	(8,643)	(10,163)	(13,652)	(40,566)

	$275,412	$212,937	$126,726	$155,498	$770,573

Income (loss) from continuing operations attributable to MID:
Real Estate Business(4)	$30,888	$26,250	$42,662	$32,372	$132,172
MEC(3),(5),(6)	(6,995)	(12,794)	(27,112)	(77,974)	(124,875)
Eliminations(1)	266	54	(641)	(642)	(963)

	$24,159	$13,510	$14,909	$(46,244)	$6,334

Net income (loss) attributable to MID:
Real Estate Business(4)	$30,888	$26,250	$42,662	$32,372	$132,172
MEC(3),(5),(6),(7)	(25,038)	(8,567)	(25,919)	(86,871)	(146,395)
Eliminations(1)	1,029	800	86	36	1,951

	$6,879	$18,483	$16,829	$(54,463)	$(12,272)

Basic and diluted earnings (loss) per share from continuing operations	$0.52	$0.29	$0.32	$(0.99)	$0.14

Basic and dilued earnings (loss) per share	$0.15	$0.40	$0.36	$(1.17)	$(0.26)

FFO:
Real Estate Business(4)	$41,935	$37,606	$53,618	$42,432	$175,591

FFO per share:
Real Estate Business(4)	$0.90	$0.81	$1.15	$0.91	$3.76

Diluted shares outstanding	46,708	46,708	46,708	46,708	46,708

(1)MEC’s results of operations are included in the Company’s consolidated results of operations up to the Petition Date (see “SIGNIFICANT MATTERS — Deconsolidation of MEC”).  Transactions and balances between the Real Estate Business and MEC have not been eliminated in the presentation of each segment’s financial data and related measurements.  However, the effects of transactions and balances between these two segments, which are further described in note 3(a) to the unaudited interim consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company for periods prior to the Petition Date.

(2)  Excludes MEC’s discontinued operations.

(3)  Most of MEC’s racetracks operate for prescribed periods each year.  As a result, MEC’s racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole.  MEC’s racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss.  This seasonality has resulted in large quarterly fluctuations in MEC’s revenues and operating results included in the Company’s consolidated financial statements prior to the Petition Date (see “SIGNIFICANT MATTERS —  Deconsolidation of MEC”).

(4)  The Real Estate Business’ results for 2009 include (i) $7.0 million ($4.6 million net of income taxes) of advisory and other costs incurred in the first quarter in connection with a reorganization proposal announced in November 2008 and evaluating MID’s relationship with MEC, including MID’s involvement in the Debtors’ Chapter 11 process (including the Stalking Horse Bid and the DIP Loan — see “SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Plan of Reorganization”), (ii) a $0.5 million adjustment to the carrying values of the MEC loan facilities on deconsolidation of MEC (see “SIGNIFICANT MATTERS — Deconsolidation of MEC”) in the first quarter, (iii) $1.4 million, $5.3 million and $8.8 million, respectively ($1.0 million, $3.6 million and $5.9 million, respectively, net of income taxes) of advisory and other costs incurred in the second, third and fourth quarters in connection with evaluating MID’s relationship with MEC, including MID’s involvement in the Debtors’ Chapter 11 process and matters heard by the OSC, and (iv) a $0.3 million gain on disposal of real estate previously classified as “properties held for sale” in the third quarter, (v) a $4.5 million ($2.7 million net of income taxes) write-down of long-lived assets in the fourth quarter of 2009, (vi) a $90.8 million ($85.2 million net of income taxes) impairment provision relating to loans receivable from MEC and (vii) $7.8 million currency translation loss realized from a capital transaction that gave rise to a reduction in the net investment in a foreign operation in the fourth quarter.  The Real Estate Business’ results for 2008 include (i) a $3.9 million ($2.6 million net of income taxes) gain in the first quarter in relation to the termination of a lease agreement with Magna, (ii) net recoveries of $0.3 million ($0.2 million net of income taxes) and $0.9 million ($0.6 million net of income taxes) in the first and fourth quarters, respectively, of costs incurred in connection with the Greenlight Litigation (see “REAL ESTATE BUSINESS — Our Relationship with Magna”), (iii) $4.3 million ($3.2 million net of income taxes), $1.2 million ($0.9 million net of income taxes) and $1.9 million ($1.4 million net of income taxes) of costs incurred in the second, third and fourth quarters, respectively, in connection with the exploration of alternatives in respect of MID’s investments in MEC, (iv) a $0.5 million ($0.3 million net of income taxes) non-cash write-down of long-lived assets in the second quarter, (v) a $1.0 million bonus payment to MID’s departing CEO in the third quarter, (vi) income tax recoveries of $12.5 million and $1.4 million in the third and fourth quarters, respectively, due to revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carry forwards and (vii) a $1.8 million foreign exchange gain driven primarily by the impact of the strengthening of the U.S. dollar against various currencies in the fourth quarter of 2008.  The Real Estate Business’ results for 2007 include (i) $0.1 million in each of the first three quarters of costs associated with the Company’s defence against the Greenlight Litigation, (ii) $2.0 million ($1.2 million net of $0.2 million of current income taxes and $0.6 million of future income taxes) of costs recognized in the second quarter associated with the Company’s Hurricane Katrina donation, (iii) a $2.1 million expense ($1.5 million net of current income taxes) and $0.1 million expense in the second and fourth quarters, respectively, in connection with the exploration of alternatives in respect of MID’s investments in MEC, (iv) a $1.4 million gain in the second quarter ($1.0 million net of income taxes) on the disposal of an income-producing property in Europe, (v) a $1.1 million current tax recovery due primarily to a favourable tax reassessment received in the third quarter of 2007 in relation to an asset sale in a prior year and (vi) future tax recoveries of $1.6 million and $3.8 million realized in the third and fourth quarters, respectively, from the reduction in the future tax rates and changes in tax legislation in certain countries in which the Real Estate Business operates.

(5)  MEC’s loss from continuing operations attributable to MID and net loss attributable to MID are net of noncontrolling interest and dilution gains (losses) arising from MEC’s issuance of shares of MEC Class A Stock from time to time.

(6)    The MEC segment’s loss from continuing operations attributable to MID and net loss attributable to MID for the first quarter of 2009 include a $46.2 million reduction to MID’s carrying value in its investment in MEC upon the Company’s deconsolidation of MEC (see “SIGNIFICANT MATTERS — Deconsolidation of MEC”).  MEC’s loss from continuing operations attributable to MID and net loss attributable to MID for 2008 include (i) a $2.0 million gain ($1.1 million net of related minority interest impact) recognized in the first quarter related to a racing services agreement at The Meadows, (ii) non-cash write-downs of $5.0 million and $5.1 million ($2.7 million and $2.7 million net of related minority interest impact) in the first and fourth quarters, respectively, of a property held for sale, (iii) a $0.4 million dilution loss in the second quarter in relation to MEC’s issuance of shares of MEC Class A Stock pursuant to stock-based compensation arrangements and (iv) $115.7 million ($44.2 million net of related income tax and minority interest impact) of non-cash write-downs of long-lived and intangible assets.  MEC’s loss from continuing operations attributable to MID and net loss attributable to MID for 2007 include (i) a $1.4 million ($0.8 million after the related minority interest recovery) non-cash write-down of MEC’s long-lived assets in the third quarter and (ii) a $3.5 million dilution loss in relation to the FEL Equity Investment in the fourth quarter.

(7)    MEC’s net loss attributable to MID for 2008 includes (i) non-cash write-downs, included in discontinued operations, of $32.3 million and $16.0 million ($17.4 million and $8.6 million net of related minority interest impact) in the first and fourth quarters, respectively, related to long-lived assets at Magna Racino™ and Portland Meadows, (ii) a $6.1 million ($3.3 million net of related minority interest impact) income tax recovery, included in discontinued operations, as a result of being able to utilize losses of discontinued operations to offset taxable income generated by the sale of excess real estate to a subsidiary of Magna, (iii) a $0.5 million gain ($0.3 million net of related minority interest impact) in the third quarter, included in discontinued operations, from the disposition of Great Lakes Downs and (iv) a $3.1 million tax recovery ($1.7 million net of related minority interest), included in discontinued operations, in the third quarter from revisions to estimates of certain tax exposures as a result of tax audits in certain tax jurisdictions.

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934.  Forward-looking statements may include, among others, statements relating to the MEC Chapter 11 proceeding and the Company’s participation therein and statements regarding the Company’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, the risks and uncertainties inherent in the MEC Chapter 11 proceeding, including the success or timing of the implementation of the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., the success or timing of the auction of MEC’s assets, and the outcome of any proceedings related to the MEC Chapter 11 proceeding or MID’s involvement therein (including as a result of any objections raised with the Bankruptcy Court), and the risks set forth in the “Risk Factors” section in the Company’s Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

MI Developments Inc.

Consolidated Balance Sheets

(Refer to note 1 — Basis of Presentation)

(U.S. dollars in thousands)

(Unaudited)

			Real	Magna
	Consolidated	Consolidated	Estate	Entertainment
	(notes 1, 3(a))	(notes 1, 3(a))	Business	Corp.(1)
As at	December 31, 2009	December 31, 2008 (restated — note 1(f))
ASSETS

Current assets:
Cash and cash equivalents	$135,163	$144,764	$122,411	$22,353
Restricted cash	458	20,255	946	19,309
Accounts receivable	1,796	33,915	2,256	31,659
Loans receivable from MEC, net (note 3)	—	—	247,075	—
Due from MID (note 3)	—	—	—	946
Income taxes receivable	1,723	1,887	1,887	—
Prepaid expenses and other	1,007	20,724	930	19,837
Assets held for sale (note 4)	—	21,732	—	21,732
Assets held for sale from discontinued operations (note 4)	—	94,461	—	94,533
	140,147	337,738	375,505	210,369
Real estate properties, net (note 5)	1,389,845	2,024,183	1,397,819	681,701
Fixed assets, net	233	71,206	244	70,962
Other assets (note 6)	2,065	35,200	1,110	34,090
Loans receivable from MEC (note 3)	362,404	—	93,824	—
Deferred rent receivable	13,607	13,001	13,001	—
Future tax assets	9,850	62,781	5,632	57,149
Total assets	$1,918,151	$2,544,109	$1,887,135	$1,054,271

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank indebtedness (note 7)	$—	$39,460	$—	$39,460
Accounts payable and accrued liabilities (note 8)	21,176	121,471	12,411	109,060
Income taxes payable	10,704	10,363	7,638	2,725
Loans payable to MID, net (note 3)	—	—	—	246,428
Due to MEC (note 3)	458	—	946	—
Long-term debt due within one year	220	82,649	3,309	79,340
Note obligation due within one year, net	—	74,601	—	74,601
Deferred revenue	5,243	9,368	3,254	6,114
Liabilities related to assets held for sale (note 4)	—	876	—	876
Liabilities related to discontinued operations (note 4)	—	51,943	—	75,960
	37,801	390,731	27,558	634,564
Long-term debt	2,143	17,173	2,063	15,110
Senior unsecured debentures, net	250,841	216,550	216,550	—
Note obligation, net	—	149,015	—	149,015
Loans payable to MID, net (note 3)	—	—	—	66,373
Other long-term liabilities (note 9)	—	18,973	—	18,973
Future tax liabilities	37,824	105,497	40,933	63,233
Total liabilities	328,609	897,939	287,104	947,268

Equity:
MID shareholders’ equity
Class A Subordinate Voting Shares (Shares issued — 46,160,564)	1,506,088	1,506,088
Class B Shares
(Shares issued — 547,413)
(Convertible to Class A Subordinate Voting Shares)	17,866	17,866
Contributed surplus (note 10)	58,575	57,062
Deficit	(191,169)	(120,855)
Accumulated other comprehensive income (note 11)	198,182	161,827
Total MID shareholders’ equity	1,589,542	1,621,988	1,600,031	82,821
Noncontrolling interest (note 12)	—	24,182	—	24,182
Total equity	1,589,542	1,646,170	1,600,031	107,003
Total liabilities and shareholders’ equity	$1,918,151	$2,544,109	$1,887,135	$1,054,271

Commitments and contingencies (note 18)

See accompanying notes

(1) MEC’s net assets were deconsolidated from the Company’s consolidated balance sheet as of the Petition Date of March 5, 2009 (note 1).

MI Developments Inc.

Consolidated Statements of Income (Loss)

(U.S. dollars in thousands, except per share figures)

(Unaudited)

			Real	Magna
	Consolidated	Consolidated	Estate	Entertainment
	(notes 1, 3(a))	(notes 1, 3(a))	Business	Corp.
Three Months Ended December 31,	2009 (1)	2008 (restated — note 1(f))

Revenues
Rental revenue	$44,778	$40,843	$40,843	$—
Interest and other income from MEC (note 3)	13,264	—	13,652	—
Racing and other revenue	—	114,655	—	114,655
	58,042	155,498	54,495	114,655

Operating costs and expenses
Purses, awards and other	—	54,082	—	54,082
Operating costs	—	67,893	—	67,893
General and administrative (note 3)	20,450	21,620	5,980	15,392
Depreciation and amortization	10,870	22,051	10,060	12,034
Interest expense, net	3,695	11,121	2,343	21,993
Foreign exchange losses (gains)	(408)	(1,168)	(1,788)	620
Equity loss	—	433	—	433
Write-down of long-lived and intangible assets (notes 5, 14)	4,498	120,778	—	120,778
Impairment provision relating to loans receivable from MEC (note 3)	90,800	—	—	—
Operating income (loss)	(71,863)	(141,312)	37,900	(178,570)
Loss on disposal of real estate (note 5)	(57)	—	—	—
Other losses (note 11)	(7,798)	—	—	—

Income (loss) before income taxes	(79,718)	(141,312)	37,900	(178,570)
Income tax expense (recovery)	(6,918)	(27,764)	5,528	(33,292)

Income (loss) from continuing operations	(72,800)	(113,548)	32,372	(145,278)
Loss from discontinued operations (note 4)	—	(15,896)	—	(16,574)

Net income (loss)	(72,800)	(129,444)	32,372	(161,852)
Add net loss attributable to the noncontrolling interest	—	74,981	—	74,981

Net income (loss) attributable to MID	$(72,800)	$(54,463)	$32,372	$(86,871)

Income (loss) attributable to MID from
– continuing operations	$(72,800)	$(46,244)	$32,372	$(77,974)
– discontinued operations (note 4)	—	(8,219)	—	(8,897)

Net income (loss) attributable to MID	$(72,800)	$(54,463)	$32,372	$(86,871)

Basic and diluted loss attributable to each
MID Class A Subordinate Voting or Class B Share (note 15)
– Continuing operations	$(1.56)	$(0.99)
– Discontinued operations (note 4)	—	(0.18)
Total	$(1.56)	$(1.17)

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 15)
– Basic and diluted	46,708	46,708

See accompanying notes

(1) The results for the three-month period ended December 31, 2009 do not include the results of MEC up to the Petition Date of March 5, 2009 (note 1).

MI Developments Inc.

Consolidated Statements of Income (Loss)

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Consolidated (notes 1, 3(a))		Real Estate Business		Magna Entertainment Corp.
		(restated		(restated		(restated
		– note 1(f))		- note 1(f))		– note 1(f))
Year Ended December 31,	2009(1)	2008	2009	2008	2009(1)	2008

Revenues
Rental revenue	$170,929	$178,575	$170,929	$178,575	$—	$—
Interest and other income from MEC (note 3(a))	43,469	—	53,105	40,566	—	—
Racing and other revenue	152,935	591,998	—	—	152,935	591,998
	367,333	770,573	224,034	219,141	152,935	591,998

Operating costs and expenses
Purses, awards and other	82,150	280,900	—	—	82,150	280,900
Operating costs	55,274	269,358	—	—	55,274	269,358
General and administrative (note 3)	53,071	85,512	52,904	26,988	157	57,992
Depreciation and amortization	48,334	88,915	41,349	43,419	7,014	45,668
Interest expense, net	18,985	42,832	13,535	10,195	14,960	72,600
Foreign exchange losses (gains)	8,104	(799)	(543)	(1,557)	8,647	758
Equity loss (income)	(65)	3,042	—	—	(65)	3,042
Write-down of long-lived and intangible assets (notes 5, 14)	4,498	126,228	4,498	450	—	125,778
Impairment provision relating to loans receivable from MEC (note 3)	90,800	—	90,800	—	—	—
Operating income (loss)	6,182	(125,415)	21,491	139,646	(15,202)	(264,098)
Deconsolidation adjustment to the carrying values of MID’s investment in, and amounts due from, MEC (note 1(c))	(46,677)	—	(504)	—	(46,173)	—
Gain on disposal of real estate (note 5)	206	—	206	—	—	—
Other gains (losses), net (notes 3, 11, 13(b), 18)	(7,798)	5,481	(7,798)	3,892	—	1,589

Income (loss) before income taxes	(48,087)	(119,934)	13,395	143,538	(61,375)	(262,509)
Income tax expense (recovery)	1,737	(18,915)	1,678	11,366	59	(30,281)

Income (loss) from continuing operations	(49,824)	(101,019)	11,717	132,172	(61,434)	(232,228)
Income (loss) from discontinued operations (note 4)	1,227	(37,081)	—	—	784	(39,995)

Net income (loss)	(48,597)	(138,100)	11,717	132,172	(60,650)	(272,223)
Add net loss attributable to the noncontrolling interest	6,308	125,828	—	—	6,308	125,828

Net income (loss) attributable to MID	$(42,289)	$(12,272)	$11,717	$132,172	$(54,342)	$(146,395)

Income (loss) attributable to MID from
– continuing operations	$(43,153)	$6,334	$11,717	$132,172	$(54,763)	$(124,875)
– discontinued operations (note 4)	864	(18,606)	—	—	421	(21,520)

Net income (loss) attributable to MID	$(42,289)	$(12,272)	$11,717	$132,172	$(54,342)	$(146,395)

Basic and diluted earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share (note 15)
– Continuing operations	$(0.93)	$0.14
– Discontinued operations (note 4)	0.02	(0.40)
Total	$(0.91)	$(0.26)

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 15)
– Basic and diluted	46,708	46,708

See accompanying notes

(1) The results for the year ended December 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1).

MI Developments Inc.

Consolidated Statements of Comprehensive Income (Loss)

(U.S. dollars in thousands)

(Unaudited)

	Three Months		Year Ended
	Ended December 31,		December 31,
		(restated -		(restated –
		note 1(f))		note 1(f))
	2009	2008	2009	2008
Net loss	$(72,800)	$(129,444)	$(48,597)	$(138,100)
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes (notes 11, 12)	—	(1,094)	171	(1,082)
Foreign currency translation adjustment (notes 11, 12)	(1,308)	(69,278)	48,241	(88,403)
Recognition of foreign currency translation loss in net income (loss) (note 11)	7,798	—	7,798	—
Change in net unrecognized actuarial pension losses (notes 11, 12)	—	(1,134)	—	(1,134)
Reclassification to income of MEC’s accumulated other comprehensive income upon deconsolidation of MEC (notes 1(c), 11)	—	—	(19,850)	—

Comprehensive loss	(66,310)	(200,950)	(12,237)	(228,719)
Add comprehensive loss attributable to the noncontrolling interest	—	76,785	6,303	127,007

Comprehensive loss attributable to MID	$(66,310)	$(124,165)	$(5,934)	$(101,712)

See accompanying notes

Consolidated Statements of Changes in Deficit

(U.S. dollars in thousands)

(Unaudited)

	Three Months		Year Ended
	Ended December 31,		December 31,
		(restated -		(restated –
		note 1(f))		note 1(f))
	2009	2008	2009	2008
Deficit, beginning of period	$(111,363)	$(59,386)	$(120,855)	$(80,558)
Net loss attributable to MID	(72,800)	(54,463)	(42,289)	(12,272)
Dividends	(7,006)	(7,006)	(28,025)	(28,025)

Deficit, end of period	$(191,169)	$(120,855)	$(191,169)	$(120,855)

See accompanying notes

MI Developments Inc.

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

			Real	Magna
	Consolidated	Consolidated	Estate	Entertainment
	(notes 1, 3(a))	(notes 1, 3(a))	Business	Corp.
Three Months Ended December 31,	2009 (1)	2008 (restated — note 1(f))

OPERATING ACTIVITIES
Income (loss) from continuing operations	$(72,800)	$(113,548)	$32,372	$(145,278)
Items not involving current cash flows (note 16(a))	93,242	110,153	5,303	105,178
Changes in non-cash balances (note 16(b))	9,443	9,782	1,176	8,737
Cash provided by (used in) operating activities	29,885	6,387	38,851	(31,363)

INVESTING ACTIVITIES
Real estate and fixed asset additions	(3,801)	(9,365)	(4,491)	(4,874)
Costs related to disposal of real estate and fixed assets, net	(57)	—	—	—
Decrease (increase) in other assets	37	(6,229)	(191)	(6,038)
Loan repayments from MEC	10,606	—	2,249	—
Loan advances to MEC, net	(22,602)	—	(52,771)	—
Cash used in investing activities	(15,817)	(15,594)	(55,204)	(10,912)

FINANCING ACTIVITIES
Proceeds from bank indebtedness	—	12,347	—	12,347
Repayment of bank indebtedness	—	(16,136)	—	(16,136)
Issuance of long-term debt, net	—	2,461	—	2,461
Repayment of long-term debt	(20)	(2,280)	(101)	(2,179)
Loan advances from MID, net	—	—	—	52,329
Loan repayments to MID	—	—	—	(490)
Dividends paid	(7,006)	(7,006)	(7,006)	—
Cash provided by (used in) financing activities	(7,026)	(10,614)	(7,107)	48,332

Effect of exchange rate changes on cash and cash equivalents	416	(11,258)	(10,461)	(797)
Net cash flows provided by (used in) continuing operations	7,458	(31,079)	(33,921)	5,260

DISCONTINUED OPERATIONS
Cash provided by operating activities	—	1,469	—	810
Cash used in investing activities	—	(476)	—	(476)
Cash used in financing activities	—	(2,089)	—	(3,848)
Net cash flows used in discontinued operations	—	(1,096)	—	(3,514)

Net increase (decrease) in cash and cash equivalents during the period	7,458	(32,175)	(33,921)	1,746
Cash and cash equivalents, beginning of period	127,705	187,049	156,332	30,717
Cash and cash equivalents, end of period	135,163	154,874	122,411	32,463
Less: cash and cash equivalents of discontinued operations, end of period	—	(10,110)	—	(10,110)
Cash and cash equivalents of continuing operations, end of period	$135,163	$144,764	$122,411	$22,353

See accompanying notes

(1) The results for the three-month period ended December 31, 2009 do not include the results of MEC up to the Petition Date of March 5, 2009 (note 1).

MI Developments Inc.

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Consolidated (notes 1, 3(a))		Real Estate Business		Magna Entertainment Corp.
		(restated		(restated		(restated
		– note 1(f))		– note 1(f))		– note 1(f))
Year Ended December 31,	2009(1)	2008	2009	2008	2009(1)	2008
OPERATING ACTIVITIES
Income (loss) from continuing operations	$(49,824)	$(101,019)	$11,717	$132,172	$(61,434)	$(232,228)
Items not involving current cash flows (note 16(a))	149,655	189,165	93,483	36,770	56,511	155,258
Changes in non-cash balances (note 16(b))	3,363	2,628	11,710	1,924	(8,304)	454
Cash provided by (used in) operating activities	103,194	90,774	116,910	170,866	(13,227)	(76,516)
INVESTING ACTIVITIES
Real estate and fixed asset additions	(12,075)	(48,867)	(9,614)	(19,945)	(2,461)	(29,044)
Proceeds on disposal of real estate and fixed assets, net	692	34,123	692	—	—	34,245
Increase in other assets	(9,955)	(14,346)	(824)	(435)	(9,131)	(13,911)
Loan repayments from MEC	10,632	—	41,524	31,535	—	—
Loan advances to MEC, net	(54,072)	—	(110,143)	(126,660)	—	—
Reduction in cash from deconsolidation of MEC	(31,693)	—	—	—	(31,693)	—
Cash used in investing activities	(96,471)	(29,090)	(78,365)	(115,505)	(43,285)	(8,710)
FINANCING ACTIVITIES
Proceeds from bank indebtedness	18,048	61,052	—	—	18,048	61,052
Repayment of bank indebtedness	(18,597)	(60,806)	—	—	(18,597)	(60,806)
Issuance of long-term debt, net	—	6,802	—	—	—	6,802
Repayment of long-term debt	(5,073)	(13,331)	(3,309)	(449)	(1,764)	(12,882)
Loan advances from MID, net	—	—	—	—	56,000	124,889
Loan repayments to MID	—	—	—	—	(28,834)	(27,903)
Shares purchased for cancellation	—	(10)	—	—	—	(10)
Disgorgement payment received from noncontrolling interest (note 12)	420	—	—	—	420	—
Dividends paid	(28,025)	(28,025)	(28,025)	(28,025)	—	—
Cash provided by (used in) financing activities	(33,227)	(34,318)	(31,334)	(28,474)	25,273	91,142
Effect of exchange rate changes on cash and cash equivalents	5,235	(16,357)	5,541	(15,421)	(306)	(936)
Net cash flows provided by (used in) continuing operations	(21,269)	11,009	12,752	11,466	(31,545)	4,980
DISCONTINUED OPERATIONS
Cash provided by operating activities	1,788	6,104	—	—	1,370	3,339
Cash used in investing activities	(230)	(2,760)	—	—	(230)	(2,760)
Cash used in financing activities	—	(13,817)	—	—	(2,058)	(16,489)
Net cash flows provided by (used in) discontinued operations	1,558	(10,473)	—	—	(918)	(15,910)
Net increase (decrease) in cash and cash equivalents during the year	(19,711)	536	12,752	11,466	(32,463)	(10,930)
Cash and cash equivalents, beginning of year	154,874	154,338	122,411	110,945	32,463	43,393
Cash and cash equivalents, end of year	135,163	154,874	135,163	122,411	—	32,463
Less: cash and cash equivalents of discontinued operations, end of year	—	(10,110)	—	—	—	(10,110)
Cash and cash equivalents of continuing operations, end of year	$135,163	$144,764	$135,163	$122,411	$—	$22,353

See accompanying notes

(1) The results for the year ended December 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1).

MI Developments Inc.

Notes to Interim Consolidated Financial Statements

(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)

(All amounts as at December 31, 2009 and 2008 and for the three-month period and year ended December 31, 2009 and 2008 are unaudited)

1.              SIGNIFICANT ACCOUNTING POLICIES

(a)          Organization and Basis of Presentation

Organization

MI Developments Inc. (“MID”) is the successor to Magna International Inc.’s (“Magna”) real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna.  MID was formed as a result of four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario):  1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MID.  These companies were wholly-owned subsidiaries of Magna and held Magna’s real estate division and the controlling interest in Magna Entertainment Corp. (“MEC”).  All of MID’s Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one of MID’s Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held.  As a result of this spin-off transaction, MID acquired Magna’s controlling interest in MEC.

Real Estate Business

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units.  In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects.

Magna Entertainment Corp.

MEC is an owner and operator of horse racetracks and a supplier via simulcasting of live horseracing content to the inter-track, off-track and account wagering markets.  At December 31, 2009 and 2008, the Company owned approximately 54% of MEC’s total equity, representing approximately 96% of the total votes attached to MEC’s outstanding stock.

On March 5, 2009 (the “Petition Date”), MEC and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Court”) and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies’ Creditors Arrangement Act in Canada.  On February 18, 2010, MID announced that MEC had filed the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors (the “Creditors’ Committee”), MID and MI Developments US Financing Inc. pursuant to Chapter 11 of the Code (as amended, the “Plan”) and related Disclosure Statement (the “Disclosure Statement”) in connection with the MEC Chapter 11 proceedings which provides for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC’s interest in the Village at Gulfstream Park, a joint venture between MEC and Forest City Enterprises, Inc.), AmTote International, Inc. (“AmTote”) and XpressBet, Inc. (“XpressBet”).  On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club (“MJC”) to MID.  The Plan is subject to the confirmation of the Court (note 2).

As a result of the MEC Chapter 11 filing, management estimated and reduced the carrying value of MID’s equity investment in MEC to zero.  Under the Plan, on the later to occur of the effective date of the Plan and the date the shares of MEC Lone Star, LP (“Lone Star LP”) or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor will receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

Basis of Presentation

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, “MID” or the “Company”).

(b)          Consolidated Financial Statements

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following United States generally accepted accounting principles (“U.S. GAAP”) as further discussed in note 1(f) and the accounting policies as set out in notes 1 and 25 to the annual consolidated financial statements for the year ended December 31, 2008.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2008.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which are of a normal recurring nature except as disclosed in note 1(c), necessary to present fairly the financial position at December 31, 2009 and 2008, and the results of operations and cash flows for the three-month period and year ended December 31, 2009 and 2008.

(c)          Deconsolidation of MEC

As a result of the MEC Chapter 11 filing at the Petition Date as described in note 2 to the unaudited interim consolidated financial statements, the Company has concluded that, under generally accepted accounting principles (“GAAP”), it ceased to have the ability to exert control over MEC on or about the Petition Date.  Accordingly, the Company’s investment in MEC has been deconsolidated from the Company’s results beginning on the Petition Date.

Prior to the Petition Date, MEC’s results are consolidated with the Company’s results, with outside ownership accounted for as a noncontrolling interest.  As of the Petition Date, the Company’s consolidated balance sheet included MEC’s net assets of $84.3 million.  As of the Petition Date, the Company’s total equity also included accumulated other comprehensive income of $19.8 million and a noncontrolling interest of $18.3 million related to MEC.

Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying values of its investment in, and amounts due from, MEC, which is computed as follows:

Reversal of MEC’s net assets	$(84,345)
Reclassification to income of MEC’s accumulated other comprehensive income (note 11)	19,850
Reclassification to income of the noncontrolling interest in MEC (note 12)	18,322
(46,173)
Fair value adjustment to loans receivable from MEC	(504)

Deconsolidation adjustment to the carrying values of MID’s investment in, and amounts due from, MEC	$(46,677)

GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation.  In light of the significant uncertainty, at the Petition Date, as to whether MEC shareholders, including MID, would receive any recovery at the conclusion of MEC’s Chapter 11 process, the carrying value of MID’s equity investment in MEC has been reduced to zero.  Although, subject to the uncertainties of MEC’s Chapter 11 process, MID management believed at the Petition Date that the claims of MID Islandi s.f. (the “MID Lender”) were adequately secured and therefore had no reason to believe that the amount of the MEC loan facilities with the MID Lender was impaired upon deconsolidation of MEC, a reduction in the carrying values of the MEC loan facilities (note 3(a)) was required under GAAP, reflecting the fact that certain of the MEC loan facilities bear interest at a fixed rate of 10.5% per annum, which is not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date.  The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the loans receivable from MEC being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate (“LIBOR”) plus 12.0%.  The discount rate is equal to the interest rate charged to MEC on the secured non-revolving debtor-in-possession financing facility (the “DIP Loan”) that was implemented as of the Petition Date, and therefore is considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose.  Accordingly, upon deconsolidation of MEC, the Real Estate Business reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date).  As a result, the adjusted aggregate carrying values of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities.  The adjusted carrying values were accreted up to the face value of the MEC loan facilities over the estimated period of time before the loans were expected to be repaid, with such accretion being recognized in “interest and other income from MEC” on the Company’s unaudited interim consolidated statement of income (loss).

(d)   Segmented Information

The Company’s reportable segments reflect how the Company is organized and managed by senior management.  Prior to the Petition Date (note 1(a)), the Company’s operations have been segmented in the Company’s internal financial reports between wholly-owned operations (“Real Estate Business”) and publicly-traded operations (“Magna Entertainment Corp.”).  This segregation of operations between wholly-owned and publicly-traded recognized the fact that, in the case of the Real Estate Business, the Company’s Board of Directors (the “Board”) and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC’s separate Board of Directors and executive management.

Subsequent to the Petition Date, the Company manages and evaluates its operations as a single “Real Estate Business” reporting segment, rather than multiple reporting segments, for internal purposes and for internal decision making.

At December 31, 2009, the Real Estate Business owns income-producing real estate assets in Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland.  Substantially all of these real estate assets are leased to Magna’s automotive operating units.  The Real Estate Business also owns certain properties that are being held for future development or sale.

Financial data and related measurements for the periods prior to the Petition Date are presented on the unaudited interim consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets in two categories, “Real Estate Business” and “Magna Entertainment Corp.”, which correspond to the Company’s reporting segments prior to the Petition Date.  Transactions and balances between the “Real Estate Business” and “Magna Entertainment Corp.” segments have not been eliminated in the presentation of each segment’s financial data and related measurements.  However, the effects of transactions between these two segments, which are further described in note 3(a), are eliminated in the consolidated results of operations and financial position of the Company for periods prior to the Petition Date.

(e)   Seasonality

MEC’s racing business is seasonal in nature and racing revenues and operating results for any period are not indicative of the racing revenues and operating results for any year.  MEC’s racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss.  This seasonality has resulted in large quarterly fluctuations in MEC’s revenues and operating results included in the Company’s consolidated financial statements prior to the Petition Date (note 1(a)).

(f)            Accounting Changes

Adoption of United States Generally Accepted Accounting Principles

In April 2008, the Canadian Accounting Standards Board confirmed the transition from generally accepted accounting standards in Canada (“Canadian GAAP”) to International Financial Reporting Standards (“IFRS”) for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011.  As a result, in the second half of 2008, management undertook a detailed review of the implications of MID having to report under IFRS and also examined the alternative available to MID of filing its primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators’ National Instrument 52-107, “Acceptable Accounting Principles, Auditing Standards and Reporting Currency”, given that MID is a Foreign Private Issuer in the United States.

In carrying out this evaluation, management considered many factors, including, but not limited to, (i) the changes in accounting policies that would be required and the resulting impact on the Company’s reported results and key performance indicators, (ii) the reporting standards expected to be used by many of the Company’s industry comparables, (iii) the financial reporting needs of the Company’s market participants, including shareholders, lenders, rating agencies and market analysts, and (iv) the current reporting standards in use by, and local reporting needs of, MID’s material foreign subsidiaries.

As a result of this analysis, management recommended and the Board determined that MID should adopt U.S. GAAP as its primary basis of financial reporting commencing January 1, 2009 on a retrospective basis.  All comparative financial information contained in the unaudited interim consolidated financial statements has been revised to reflect the Company’s results as if they had been historically reported in accordance with U.S. GAAP (see note 19 for a reconciliation to Canadian GAAP).

For details of the cumulative impact of adopting U.S. GAAP on the Company’s consolidated financial position at January 1, 2008, refer to note 25 to the Company’s annual consolidated financial statements for the year ended December 31, 2008.  For details of the cumulative impact of adopting U.S. GAAP on the Company’s unaudited interim consolidated financial position at December 31, 2009 and 2008 and on the Company’s unaudited interim consolidated statements of income (loss) for the three-month period and year ended December 31, 2009 and 2008, refer to note 19 to these unaudited interim consolidated financial statements.

Codification and Hierarchy of U.S. GAAP

In June 2009, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2009-01, “Generally Accepted Accounting Principles” (“ASU 2009-01”), which establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities.  ASU 2009-01 is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The adoption of ASU 2009-01 did not have any impact on the Company’s unaudited interim consolidated financial statements.

Business Combinations

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Applying the Acquisition Method” (“SFAS 141(R)”), which modifies the accounting for business combinations occurring in fiscal years commencing after December 15, 2008.  The most significant changes under SFAS 141(R) are as follows:

•             Upon initially obtaining control, an acquirer will recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target.

•             Contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration.

•             Transaction costs are not an element of fair value of the target, so they are not considered part of the fair value of an acquirer’s interest. Instead, transaction costs will be expensed as incurred.

•             Pre-acquisition contingencies, such as environmental or legal issues, meeting a “more likely than not” threshold will have to be accounted for in purchase accounting at fair value.

•             In order to accrue for a restructuring plan in purchase accounting, the requirements in FASB Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, would have to be met at the acquisition date.

•             Acquired research and development value will be capitalized as an indefinite-lived intangible asset, subjected to impairment accounting throughout the associated development stage and then subject to amortization and impairment accounting after development is completed.  Costs incurred to continue these research and development efforts after acquisition will be expensed.

The adoption by the Company of SFAS 141(R) effective January 1, 2009 did not have any impact on the Company’s unaudited interim consolidated financial statements.  Under the Codification, SFAS 141(R) is now codified under Topic 805, “Business Combinations”.

Noncontrolling Interests

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests” (“SFAS 160”), which is effective for fiscal years commencing after December 15, 2008 and clarifies the classification of noncontrolling interests (previously referred to as “minority interests”) in consolidated balance sheets and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests.  The most significant changes under the new rules are as follows:

•             Noncontrolling interests are to be reported as an element of consolidated equity.

•             Net income and comprehensive income will encompass the total of such amounts of all consolidated subsidiaries and there will be separate disclosure on the face of the consolidated statements of income (loss) and statements of comprehensive income (loss) of the attribution of such amounts between the controlling and noncontrolling interests.

•             Increases and decreases in the noncontrolling ownership interest amount will be accounted for as equity transactions rather than those differences being accounted for using step acquisition and sale accounting, respectively. If an issuance of noncontrolling interests causes the controlling interest to lose control and deconsolidate a subsidiary, that transaction will be accounted for using full gain or loss recognition.

In accordance with the transition rules of SFAS 160, the Company has adopted SFAS 160 effective January 1, 2009 on a prospective basis, except that the presentation and disclosure requirements are to be applied retrospectively for all periods presented.  As a result of the adoption, the Company has reported its noncontrolling interest in MEC as a component of equity in the unaudited interim consolidated balance sheets and the net income (loss) attributable to the noncontrolling interest in MEC has been separately identified in the unaudited interim consolidated statements of income (loss).  Under the Codification, SFAS 160 is now codified under Topic 810, “Consolidation”.

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133” (“SFAS 161”).  SFAS 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  SFAS 161 does not require comparative disclosures for earlier periods at initial adoption.

The Company has adopted SFAS 161 effective January 1, 2009 on a prospective basis.  Disclosures regarding the Company’s use of, and accounting for, derivative financial instruments were previously made in notes 1 and 21 to the annual consolidated financial statements for the year ended December 31, 2008 and do not differ materially at December 31, 2009, except for the disclosures required by SFAS 161 in note 17 to these unaudited interim consolidated financial statements.  Other than these incremental disclosures, the adoption of SFAS 161 did not have any impact on the Company’s unaudited interim consolidated financial statements.  Under the Codification, SFAS 161 is now codified under Topic 815, “Derivatives and Hedging”.

Useful Life of Intangible Assets

In April 2008, the FASB issued Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”), which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).  FSP FAS 142-3 requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, in an attempt to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the asset’s fair value under Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”). In current practice, the useful life is often shorter under SFAS 142 than under SFAS 141, as SFAS 142 previously specified that renewals should be considered only if they can be achieved without incurring substantial cost or materially modifying the arrangement.  FSP FAS 142-3 also requires several incremental disclosures for renewable intangible assets.

FSP FAS 142-3 is effective for financial statements for fiscal years beginning after December 15, 2008.  The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date.  Accordingly, adoption of FSP FAS 142-3 did not have any impact on the Company’s unaudited interim consolidated financial statements.  Under the Codification, FSP FAS 142-3 is now codified under Topic 350, “Intangibles — Goodwill and Other”.

Subsequent Events

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (“SFAS 165”), which establishes general accounting standards of accounting for and disclosure of subsequent events that occur after the balance sheet date but before the financial statements are issued or available to be issued.  SFAS 165 is effective for annual and interim periods ending after June 15, 2009 and is to be applied prospectively.  The Company has evaluated subsequent events through the issuance of the unaudited interim consolidated financial statements on March 29, 2010.  Under the Codification, SFAS 165 is now codified under Topic 855, “Subsequent Events”.

Fair Value of Liabilities

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”), which clarifies how to measure the fair value of liabilities in circumstances when a quoted price in active markets for the identical liability is not available.  ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after the issuance of this standard.  The adoption by the Company of ASU 2009-05 effective October 1, 2009 did not have any impact on the Company’s unaudited interim consolidated financial statements.

2.     PARTICIPATION IN MEC’S BANKRUPTCY AND ASSET SALES

(a)          Chapter 11 Filing and Plan of Reorganization

On the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies’ Creditors Arrangement Act in Canada.

MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets.  Under Chapter 11, the Debtors are operating as “debtors-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court.  In general, the Debtors are authorized under Chapter 11 to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the prior approval of the Court.  The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors’ debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable.  However, subject to certain exceptions under the Bankruptcy Code, the Debtors’ Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date.  The Company has not guaranteed any of the Debtors’ debt obligations or other commitments.  Under the priority scheme established by the Bankruptcy Code, unless creditors agree to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

As of March 29, 2010, the Company’s equity investment in MEC consisted of 2,923,302 shares of its Class B Stock and 218,116 shares of its Class A Subordinate Voting Stock (“MEC Class A Stock”), representing approximately 96% of the total voting power of its outstanding stock and approximately 54% of the total equity interest in MEC.  MEC Class A Stock was delisted from the Toronto Stock Exchange effective at the close of market on April 1, 2009 and from the Nasdaq Stock Market effective at the opening of business on April 6, 2009.  As a result of the MEC Chapter 11 filing, the carrying value of MID’s equity investment in MEC has been reduced to zero.  Under the Plan, on the later to occur of the effective date of the Plan and the date the shares of Lone Star LP or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors’ Committee in connection with the Debtors’ Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims.  On August 21, 2009, the Creditors’ Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants.  On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors’ Committee.  The Court denied the motion on September 22, 2009.  On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors’ Committee had agreed in principle to the terms of a global settlement and release in connection with the action.  Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and a full release of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC will receive $89.0 million in cash plus up to $1.5 million as a reimbursement for certain expenses incurred in connection with the action.  Under the terms of the settlement, MID will receive certain assets of MEC, as described below.  The settlement and release is intended to be implemented through the Plan.

On February 18, 2010, MID announced that MEC had filed the Plan and Disclosure Statement in connection with the MEC Chapter 11 proceedings which provides for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC’s interest in the Village at Gulfstream Park, a joint venture between MEC and Forest City Enterprises, Inc.), AmTote and XpressBet.  On March 23, 2010, the Plan was amended to include the transfer of MJC to MID.  The Plan is subject to confirmation of the Court.

In satisfaction of MID’s claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan, and the MEC Project Financing Facilities (each discussed further in note 3(a)), the Plan provides that MID will receive, in addition to net assets of MEC to be transferred to MID, the following:

(a)          upon the sale of Thistledown, MID will receive the first $20.0 million of the proceeds from such sale and the unsecured creditors of MEC will receive any proceeds in excess of such amount; and

(b)         upon the sale of Lone Star LP pursuant to an agreement previously filed in the Court, the unsecured creditors of MEC will receive the first $20.0 million of the proceeds, if any, from such sale and MID will receive any proceeds in excess of such amount.

MID will also have the right to receive the net assets or proceeds from the sale of Portland Meadows, any proceeds from the litigation by MEC against PA Meadows, LLC currently pending in the Court and future payments under the Meadows Holdback Note and certain other remaining assets of MEC to be specified in the Plan.

Under the Plan, rights of MID and MEC against MEC’s directors’ and officers’ insurers will be preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. MID will be entitled to receive any such compensation from MEC’s directors’ and officers’ insurers.

MID, MEC and the Creditors’ Committee, among others, have entered into a Support Agreement dated February 18, 2010 (the “Support Agreement”) pursuant to which, among other things, MID and the Creditors’ Committee agreed to support the Plan and MEC agreed to use its reasonable best efforts to seek approval of the Disclosure Statement in the Court on or prior to March 31, 2010 and obtain confirmation of the Plan by the Court on or prior to April 30, 2010.  The Support Agreement may be terminated if, among other things, the Court denies confirmation of the Plan.

The risks and uncertainties relating to the Plan and its implementation include, among others:

•                  there is no certainty whether the Plan and the Disclosure Statement will be confirmed by the Court and whether any modifications of the Plan will be required, or that such modification would not require the resolicitation of votes of claimholders;

•                  there is no certainty with regard to whether the conditions to the effective date of the Plan will be satisfied, and how long the process contemplated by the Plan and its implementation under the Chapter 11 proceedings will take;

•                  there is no certainty with regard to how long the process for the marketing and sale of the Debtors’ assets that are to be sold to third parties pursuant to the Plan will take; and

•                  there is no certainty whether or at what prices such assets will be sold or whether any bids by any third party for such assets will materialize or be successful.

If the conditions precedent to the effective date of the Plan have not occurred or been duly waived, then any approval by the Court of the Plan will be vacated, in which event no distributions would be made under the Plan, the Debtors and all holders of claims and equity interests (including MID) would be restored to the status quo ante as of the day immediately preceding the date that the Court approved the Plan and the Debtors’ obligations with respect to claims and equity interests would remain unchanged.

If the Debtors are not able to successfully implement the Plan under Chapter 11, it is possible that they will be required to shut down all or part of their business and liquidate their assets, which is likely to have an adverse impact on the MID Lender’s interests in MEC.

Although the Company has reduced the carrying value of the loans receivable from MEC by $90.8 million (note 3(a)), there can be no assurance that the Company will not further reduce the carrying value of loans receivable from MEC, either in connection with the implementation of the Plan under Chapter 11 or if the Debtors are not able to successfully implement the Plan.

The acquisition of MJC by MID will be subject to forbearance terms that will require that the MJC racing operations be brought to a break-even status within three years and that accumulated budgeted losses during that period will not exceed $15.0 million without approval from the Special Committee of the Board.  In addition, any future gaming operations at MJC will not be developed other than in combination with an experienced and financially secure gaming co-venturer on terms acceptable to the Special Committee.  With respect to the other non-real estate related MEC assets that will be transferred to MID as contemplated by the Plan, MID intends to later announce certain forbearance terms or funding limitations or other restrictions to be approved by the Special Committee with respect to any future investments by MID in, or loans to be made by MID in respect of, such Plan.

For a more detailed discussion of the Plan and the Disclosure Statement, please refer to the “Amended Joint Plan of the Affiliated Debtors, The Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code” dated February 18, 2010 and the “Disclosure Statement for the Amended Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc. pursuant to Chapter 11 of the United States Bankruptcy Code”.  The complete Plan and Disclosure Statement are available on SEDAR at www.sedar.com.

In connection with the Debtors’ Chapter 11 filing, MID, through the MID Lender is providing MEC the DIP Loan.  As amended and restated, the DIP Loan matures on April 30, 2010, and the maximum commitment amount thereunder is $71.4 million, of which $3.5 million is available to be borrowed by MEC as at March 29, 2010.  Under the Plan, a portion of the amounts held in escrow by the Debtors reflecting the net proceeds from the sale of the assets of Remington Park will be used to pay and satisfy in full all outstanding DIP Loan obligations.

(b)          MEC Asset Sales

The Debtors’ Chapter 11 filing contemplated the Debtors selling all or substantially all their assets through an auction process and using the proceeds to satisfy claims against the Debtors, including indebtedness owed to the MID Lender.  On the Petition Date, MID entered into an agreement with certain of the Debtors and certain non-Debtor affiliates of MEC to purchase such Debtors’ and non-Debtors’ relevant interests associated with certain specified assets (the “MID Stalking Horse Bid”), subject to Court approval.  However, on April 20, 2009, in response to objections raised by a number of parties in the Debtors’ Chapter 11 process and with the intent of expediting that process, MID and MEC terminated the MID Stalking Horse Bid.

On May 11, 2009, the Court approved the bid procedures for the auction of the Debtors’ interests associated with the following assets: Santa Anita Park (including the relevant Debtor’s joint venture interest in The Shops at Santa Anita); Remington Park; Lone Star LP; Thistledown; Portland Meadows; assets related to StreuFex™ (an environmentally friendly horse bedding product); vacant lands located in Ocala, Florida; and vacant lands located in Dixon, California.  On October 28, 2009, the Court approved revised bid procedures for the auction of Santa Anita Park and bid procedures for the auction of the following additional assets: Gulfstream Park (including the adjacent lands and the relevant Debtor’s joint venture interest in The Village at Gulfstream Park™); Golden Gate Fields; and MJC (including the Preakness®).

Since the Petition Date, the Debtors have entered into and completed various asset sales, including assets sold pursuant to orders obtained by the Debtors from the Court in the Chapter 11 cases.  The auction process has been suspended pending the confirmation of the Plan, which addresses the disposition of the Debtors’ remaining assets.

On July 31, 2009, the Court approved the Debtors’ motion for authorization to sell for 6.5 million euros the assets of one of MEC’s non-debtor Austrian subsidiaries, which assets include Magna Racino™ and surrounding lands, to an entity affiliated with Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the family of Frank Stronach, certain members of which are trustees of the Stronach Trust, MID’s controlling shareholder.  The sale transaction was completed on October 1, 2009 and the net proceeds were used to repay existing indebtedness secured by the assets.

On August 26, 2009, the Court approved the sale, by an Austrian non-debtor subsidiary of MEC to a third party, of the company that owns and operates the Austrian plant that manufactures StreuFex™, for certain contingent future payments.  The sale was completed on September 1, 2009.

On August 26, 2009, the Court approved the Debtors entering into a stalking horse bid to sell Remington Park to Global Gaming RP, LLC for $80.25 million, subject to higher and better offers.  Following an auction, no additional offers were received, and on September 15, 2009, the Court approved the sale of Remington Park to Global Gaming RP, LLC.  The sale of Remington Park was completed on January 1, 2010.  On January 4, 2010, the Debtor paid $27.8 million of the net sale proceeds to the MID Lender as partial repayment of the DIP Loan.  The balance of the net sales proceeds of $50.6 million remain restricted in MEC and available for distribution to the MID Lender upon Court approval or confirmation of the Plan.

Following an auction, on September 2, 2009, the Court approved the sale of the Ocala lands to a third party at a price of $8.1 million and the sale closed on September 17, 2009.  On October 28, 2009, the Debtors paid the net sales proceeds of $7.6 million to the MID Lender as a partial repayment of the DIP Loan.

Following an auction, on September 15, 2009, the Court approved the sale of Thistledown to a third party for $89.5 million, comprised of $42.0 million of cash to be paid on closing and up to $47.5 million of cash in contingent payments related to video lottery licensing in the State of Ohio.  However, on September 21, 2009, the Supreme Court of the State of Ohio ruled that certain legislation relating to video lottery licensing at Ohio racetracks would require a State referendum, which is not expected to occur until November 2010.  MEC has indicated that the purchaser has reserved its right to terminate the agreement as a result of the referendum requirement and that MEC and the purchaser are engaged in ongoing discussions about this transaction.

Following an auction, on October 29, 2009, the Court approved the sale of Lone Star LP to a third party for $62.8 million, comprised of $47.7 million of cash and the assumption by the purchaser of the $15.1 million capital lease for the facility.  MEC has indicated that it anticipates that the sale of Lone Star LP will be completed during the second quarter of 2010, subject to regulatory approval.

Following an auction, on November 18, 2009, the Court approved the sale of the Dixon lands to Ocala Meadows Lands LLC, a company controlled by Frank Stronach, for approximately $3.1 million and the sale closed on November 30, 2009.  On November 30, 2009, the Debtors paid the net sales proceeds of $3.0 million to the MID Lender as a partial repayment of the DIP Loan.

Pursuant to the Plan filed with the Court, the assets of MEC remaining after certain asset sales will be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC’s interest in the Village at Gulfstream Park, a joint venture between MEC and Forest City Enterprises, Inc.), MJC, AmTote and XpressBet. The Plan is subject to the confirmation of the Court.

3.     TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach, who serves as the Chairman of the Company, Magna and MEC, and three other members of his family are trustees of the Stronach Trust.  The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company’s Class B Shares.  Magna is controlled by M Unicar Inc. (“M Unicar”), a Canadian holding company whose shareholders consist of the Stronach Trust and certain members of Magna’s management.  M Unicar indirectly owns Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 65% of the total voting power attaching to all Magna’s shares.  The Stronach Trust indirectly owns the shares carrying the substantial majority of the votes of M Unicar.  As the Company and Magna may be considered to be under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)   Loans to MEC

(i)    The Real Estate Business’ loans receivable from MEC, net consists of the following:

As at December 31,	2009(1)	2008

Real Estate Business

2007 MEC Bridge Loan	$139,166	$125,346
Gulfstream Park Project Financing	185,811	170,955
Remington Park Project Financing	24,789	25,041
2008 MEC Loan	58,394	23,675
DIP Loan	46,378	—
Total loans outstanding from MEC	454,538	345,017
Less: unamortized deferred arrangement fees	(1,334)	(4,118)
Net investment in loans outstanding from MEC	453,204	340,899
Less: valuation allowance	(90,800)	—
Loans receivable from MEC, net	362,404	340,899
Eliminations	—	(340,899)
Consolidated loans receivable from MEC, net	$362,404	$—

(1)   MEC’s net assets were deconsolidated from the Company’s consolidated balance sheet as of the Petition Date of March 5, 2009 (note 1).

A summary of the changes in the valuation allowance related to the loans receivable from MEC is as follows:

	Three Months		Year Ended
	Ended December 31,		December 31,
	2009	2008	2009	2008
Balance, beginning of period	$—	$—	$—	$—
Impairment provision	90,800	—	90,800	—
Balance, end of period	$90,800	$—	$90,800	$—

In connection with developing the Plan (note 2), the Company estimated the values and resulting recoveries of loans receivable from MEC, net of any related obligations, provided to the Company pursuant to the terms of the Plan.  In preparing the estimated resulting recoveries, the Company: (i) reviewed certain historical financial information of MEC for recent years and interim periods; (ii) communicated with certain members of senior management of MEC to discuss the assets and operations; (iii) considered certain economic and industry information relevant to MEC’s operating businesses; (iv) considered various indications of interest received by the Debtors in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceeding for certain of MEC’s assets; (v) reviewed the analyses of other financial advisors retained by MEC; (vi) relied on certain real estate appraisals prepared by its real estate advisors; and (vii) conducted its own analysis as it deemed appropriate.  The Company relied on the accuracy and completeness of financial and other information furnished to it by MEC with respect to the Chapter 11 proceedings.

As a result of this analysis, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the MEC loans. Accordingly, for the three-month period and year ended December 31, 2009, the Real Estate Business recorded a $90.8 million impairment provision related to the loans receivable from MEC, which represents the excess of the carrying amounts of the loans receivable and the estimated recoverable value.  Estimated recoverable value was determined based on the future cash flows from expected proceeds to be received from Court approved sales of MEC’s assets, discounted at the loans’ effective interest rate, and the fair value of the collateral based on third party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets to be transferred to the Company under the Plan or for which the Court has yet to approve for sale under the Plan, net of expected administrative, priority and allowed claims to be paid by the Company under the Plan.

The estimates of values and recoveries involve complex considerations and judgement concerning various factors that could affect the value of MEC’s assets.  Moreover, the value of MEC’s assets is subject to measurement uncertainty and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial conditions and prospects of such assets.  Because valuation recoveries and estimates are made at a specific point in time and are inherently subject to measurement uncertainty, such estimates could differ from actual results.

(ii)   2007 MEC Bridge Loan

On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with a bridge loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) through a non-revolving facility (the “2007 MEC Bridge Loan”).

The 2007 MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Thistledown land, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park.  In addition, the 2007 MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third-party lender).

The 2007 MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0%.  On February 29, 2008, the interest rate on outstanding and subsequent advances under the 2007 MEC Bridge Loan was increased by a further 1.0% (set at 12.2% at December 31, 2009 and at 12.5% at December 31, 2008).

During the year ended December 31, 2008, the maximum commitment under the 2007 MEC Bridge Loan was increased from $80.0 million to $125.0 million, MEC was given the ability to re-borrow $26.0 million that had been repaid during the year ended December 31, 2008 from proceeds of asset sales and MEC was permitted to use up to $3.0 million to fund costs associated with the November 2008 gaming referendum in Maryland.  In addition, the maturity date of the 2007 MEC Bridge Loan was extended from May 31, 2008 to March 31, 2009.  However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009.  As a result of MEC’s Chapter 11 filing on March 5, 2009 (note 1(a)), the 2007 MEC Bridge Loan was not repaid when due.  On the Petition Date, the balance outstanding under the 2007 MEC Bridge Loan was $125.6 million.  Interest on the 2007 MEC Bridge Loan accrues during the Debtors’ Chapter 11 process rather than being paid currently in cash.

The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing in 2007 and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment).  In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $7.0 million.  The MID Lender also received a commitment fee equal to 1% per annum of the undrawn facility.  All fees, expenses and closing costs incurred by the MID Lender in connection with the 2007 MEC Bridge Loan and the changes thereto were paid by MEC.

At December 31, 2009, $139.2 million (December 31, 2008 — $123.5 million, net of $1.8 million of unamortized deferred arrangement fees) due under the fully drawn 2007 MEC Bridge Loan was included in the Real Estate Business’ current portion of “loans receivable from MEC, net” on the Company’s consolidated balance sheet.  MEC’s current portion of “loans payable to MID, net” on the Company’s consolidated balance sheet at December 31, 2008 includes an aggregate amount of borrowings and interest payable of $123.3 million, net of $2.0 million of unamortized deferred financing costs.

Under the Plan, the MID Lender will receive, in addition to certain assets of MEC to be transferred to MID, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender’s liens and claims relating to the 2007 MEC Bridge Loan, and upon the effective date under the Plan, all liens and security under the 2007 MEC Bridge Loan will be released.

(iii)  MEC Project Financings

The MID Lender has made available separate project financing facilities to GPRA and Remington Park, Inc., the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the “MEC Project Financing Facilities”).  The MEC Project Financing Facilities were established with a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions.  Prior to the completion of the sale of Remington Park on January 1, 2010 (note 2), the Remington Park project financing was secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center.  The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing).  In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.  The Gulfstream Park project financing is guaranteed by MEC’s subsidiaries that own and operate the Palm Meadows Training Center and is secured principally by security over the lands forming part of the operations at Gulfstream Park and the Palm Meadows Training Center and over all other assets of Gulfstream Park and the Palm Meadows Training Center, excluding licences and permits (which cannot be subject to security under applicable legislation).  Prior to the completion of the sale of Remington Park on January 1, 2010 (note 2), the Gulfstream Park project financing was also guaranteed by MEC’s subsidiary that owned and operated Remington Park and was also secured by security over the leasehold interest forming part of the operations at Remington Park and over all other assets of Remington Park, excluding licenses and permits (which could not be subjected to security under applicable legislation).

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively.  Both tranches were established to fund MEC’s design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines.  The new tranches of the Gulfstream Park project financing facility both were established with a maturity date of December 31, 2011.  Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date.  The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.

Amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually and require repayment in monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities.  Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park’s total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility.  For the three-month period ended December 31, 2009, no such payments were made (2008 — $1.7 million) given the MEC Chapter 11 proceedings and for the year ended December 31, 2009, $2.0 million (2008 — $3.4 million) of such payments were made.  During the year ended December 31, 2008, Remington Park agreed to purchase 80 Class III slot machines from GPRA with funding from the Remington Park project financing facility.  Accordingly, $1.0 million was advanced under the existing Remington Park project financing facility during the year ended December 31, 2008.

In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (note 4), including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan; and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.

During the year ended December 31, 2008, the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility was extended from May 31, 2008 to March 31, 2009.  However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009.  In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $3.0 million.  As a result of the Debtors’ Chapter 11 filing on March 5, 2009 (note 1(a)), the repayment of at least $100.0 million under the Gulfstream Park project financing facility was not made when due.

On the Petition Date, the balances outstanding under the Gulfstream Park project financing facility and the Remington Park project financing facility were $170.8 million and $22.8 million, respectively.  During the Debtors’ Chapter 11 process, monthly principal and interest payments, as well as the quarterly excess cash flow sweeps, under the MEC Project Financing Facilities are stayed and interest accrues rather than being paid currently in cash.

At December 31, 2009, there were balances of $185.8 million and $24.8 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively.  At December 31, 2008, there were balances of $169.5 million (net of $1.5 million of unamortized deferred arrangement fees) and $25.0 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively.  The current portion of the MEC Project Financing Facilities included in the Real Estate Business’ “loans receivable from MEC, net” at December 31, 2008 was $100.7 million (net of $1.5 million of unamortized deferred arrangement fees), including the required $100.0 million repayment discussed above.  The current portion of the MEC Project Financing Facilities, as reflected in MEC’s “loans payable to MID, net” on the Company’s consolidated balance sheet at December 31, 2008, is $100.7 million (including $0.4 million in MEC’s “discontinued operations” (note 4)), net of unamortized deferred financing costs of $1.5 million.  The non-current portion of the MEC Project Financing Facilities, as reflected in MEC’s “loans payable to MID, net” on the Company’s consolidated balance sheet at December 31, 2008, is $90.0 million, net of unamortized deferred financing costs of $3.8 million (including $23.6 million, net of $1.0 million of unamortized deferred financing costs, in MEC’s “discontinued operations” (note 4)).

Under the Plan, the MID Lender will receive, in addition to certain assets of MEC to be transferred to MID, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender’s liens and claims relating to the MEC Project Financing Facilities, and upon the effective date under the Plan, all liens and security under the MEC Project Financing Facilities will be released.

In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the “Gulfstream Escrow”) with the MID Lender proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that any remaining Gulfstream Park construction costs (including the settlement of liens on the property) can be funded, which escrowed amount has been and will be applied against any such construction costs.  At December 31, 2009, the amount held under the Gulfstream Escrow was $0.5 million (December 31, 2008 — $0.9 million).  All funds in the Gulfstream Escrow are reflected as the Real Estate Business’ “restricted cash” and “due to MEC” on the Company’s consolidated balance sheets.

(iv)  2008 MEC Loan

On November 26, 2008, concurrent with the announcement of a reorganization proposal, MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees).  The 2008 MEC Loan bears interest at the rate of LIBOR plus 12.0%, is guaranteed by certain subsidiaries of MEC and is secured by substantially all the assets of MEC (subject to prior encumbrances).  The 2008 MEC Loan has been made available through two tranches of a non-revolving facility.

•      Tranche 1

Tranche 1 in the amount of up to $50.0 million (plus costs and fees) was made available to MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the 2008 MEC Loan and under other loans provided by the MID Lender to MEC, (iii) mandatory payments of interest in connection with other of MEC’s existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of certain of MEC’s joint venture arrangements with third parties.

In connection with Tranche 1 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $1.0 million (2% of the commitment), such amount being capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.  The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn facility.  All fees, expenses and closing costs incurred by the MID Lender in connection with the 2008 MEC Loan are capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.

Tranche 1 had an initial maturity date of March 31, 2009 but as a result of the reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009.  As a result of the Debtors’ Chapter 11 filing on March 5, 2009 (note 1(a)), Tranche 1 of the 2008 MEC Loan was not repaid when due.

•      Tranche 2

Tranche 2 in the amount of up to $75.0 million (plus costs and fees) was to be used by MEC solely to fund (i) up to $45.0 million (plus costs and fees) in connection with the application by MEC’s subsidiary Laurel Park for a Maryland slots licence and related matters and (ii) up to $30.0 million (plus costs and fees) in connection with the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence.  In addition to being secured by substantially all the assets of MEC, Tranche 2 of the 2008 MEC Loan was also to be guaranteed by the MJC group of companies and secured by all of such companies’ assets.

In February 2009, MEC’s subsidiary, Laurel Park, submitted an application for a Maryland video lottery terminal licence (the “MEC VLT Application”) and drew $28.5 million under Tranche 2 of the 2008 MEC Loan in order to place the initial licence fee in escrow pending resolution of certain issues associated with the application.  Subsequently, MEC was informed by the Maryland VLT Facility Location Commission that the MEC VLT Application was not accepted for consideration as it had been submitted without payment of the initial licence fee of $28.5 million.  Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan.

In connection with the February 2009 advance under Tranche 2 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $0.6 million, such amount being capitalized to the outstanding balance of Tranche 2 of the 2008 MEC Loan.  The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn amount made available under Tranche 2 of the 2008 MEC Loan.  All fees, expenses and closing costs incurred by the MID Lender in connection with Tranche 2 are capitalized to the outstanding balance of Tranche 2 under the 2008 MEC Loan.

The initial maturity date of Tranche 2 was December 31, 2011, which as a result of the MEC VLT Application not being accepted for consideration, was accelerated in accordance with the terms of the loan to May 13, 2009.  As a result of the Debtors’ Chapter 11 filing on March 5, 2009 (note 1(a)), there is an automatic stay of any action to collect, assert, or recover on the 2008 MEC Loan.

On the Petition Date, the balance outstanding under the 2008 MEC Loan was $52.5 million. Interest and fees on the 2008 MEC Loan accrue during the Debtors’ Chapter 11 process rather than being paid currently in cash.  At December 31, 2009, $58.4 million (December 31, 2008 — $22.9 million, net of $0.8 million of unamortized deferred arrangement fees) due under the 2008 MEC Loan was included in the Real Estate Business’ current portion of “loans receivable from MEC, net” on the Company’s consolidated balance sheet.  MEC’s current portion of “loans payable to MID, net” on the Company’s consolidated balance sheet at December 31, 2008 includes borrowings of $22.8 million, net of $0.9 million of unamortized deferred financing costs.

Under the Plan, the MID Lender will receive, in addition to certain assets of MEC to be transferred to MID, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender’s liens and claims relating to the 2008 MEC Loan, and upon the effective date under the Plan, all liens and security under the 2008 MEC Loan will be released.

(v)   DIP Loan

In connection with the Debtors’ Chapter 11 filing (note 1(a)), the MID Lender originally agreed to provide a six-month secured non-revolving DIP Loan to MEC in the amount of up to $62.5 million.  The DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court and an interim order was subsequently entered by the Court on March 13, 2009.

On April 3, 2009, MEC requested an adjournment until April 20, 2009 for the Court to consider the motion for a final order relating to the DIP Loan.  The Court granted the request and authorized an additional $2.5 million being made available to MEC under the DIP Loan pending the April 20, 2009 hearing.

On April 20, 2009, the DIP Loan was amended to, among other things, (i) extend the maturity from September 6, 2009 to November 6, 2009 in order to allow for a longer marketing period in connection with MEC’s asset sales and (ii) reduce the principal amount available from $62.5 million to $38.4 million, with the reduction attributable to the fact that interest on the pre-petition loan facilities between MEC and the MID Lender will accrue during the Chapter 11 process rather than being paid currently in cash. The final terms of the DIP Loan were presented to the Court on April 20, 2009 and the Court entered a final order authorizing the DIP Loan on the amended terms on April 22, 2009.

Under the terms of the DIP Loan, MEC is required to pay an arrangement fee of 3% under the DIP Loan (on each tranche as it is made available) and advances bear interest at a rate per annum equal to LIBOR plus 12.0% (set at 12.2% at December 31, 2009).  MEC is also required to pay a commitment fee equal to 1% per annum on all undrawn amounts.

The DIP Loan is secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens of third parties), as well as a pledge of capital stock of certain guarantors.  Under the DIP Loan, MEC may request funds to be advanced on a monthly basis and such funds must be used in accordance with an approved budget.  The terms of the DIP Loan contemplate that MEC will sell all or substantially all its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

At December 31, 2009, $45.0 million (net of $1.3 million of unamortized deferred arrangement fees) due under the DIP Loan was included in the current portion of “loans receivable from MEC, net” on the Company’s consolidated balance sheet.

On October 28, 2009, the Court entered a final order authorizing amendments to the DIP Loan, which, among other things, increased the principal amount available thereunder by $26.0 million to up to $64.4 million and extends the maturity date to April 30, 2010. Under the amended DIP Loan, MEC must use its best efforts to market and sell all its assets, including seeking stalking horse bidders, conducting auctions and obtaining sales orders from the Court. If certain assets sale milestones are not satisfied, there will be an event of default and/or additional arrangement fees will be payable by MEC. The other fees and the interest rate payable by MEC to the MID Lender under the amended DIP Loan were unchanged. All advances under the amended DIP Loan must be made in accordance with an approved budget.

Subsequent to the consolidated balance sheet date, an additional $11.0 million was drawn and $27.8 million was repaid under the DIP Loan.  On March 3, 2010, the DIP loan was further amended and restated, such that an additional $7.0 million was approved by the Court and made available to MEC under the DIP Loan.  Accordingly, the maximum commitment thereunder is $71.4 million, of which $3.5 million is available to be borrowed by MEC as at March 29, 2010.

To the Petition Date (note 1(a)), approximately $9.4 million of external third-party costs were incurred in association with these loan facilities between MEC and the MID Lender.  Prior to the Petition Date, these costs were recognized as deferred financing costs at the MEC segment level and have been amortized into interest expense (of which a portion has been capitalized in the case of the MEC Project Financing Facilities) over the respective term of each of the loan facilities.  Prior to the Petition Date, such costs were charged to “general and administrative” expenses at a consolidated level in the periods in which they were incurred.

All interest and fees charged by the Real Estate Business prior to the Petition Date relating to the loan facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC’s related deferred financing costs, have been eliminated from the Company’s consolidated results of operations and financial position.

(b)   Magna Lease Terminations

During the three months ended March 31, 2008, the Real Estate Business and Magna completed a lease termination agreement on a property in the United Kingdom that the Real Estate Business is seeking to redevelop for residential purposes.  The Real Estate Business paid Magna $2.0 million to terminate the lease and the termination payment has been included in “real estate properties, net” at December 31, 2009 and 2008 on the Company’s consolidated balance sheets.

During the three months ended March 31, 2008, the Real Estate Business and Magna also agreed to terminate the lease on a property in Canada.  In conjunction with the lease termination, Magna agreed to pay the Company a fee of $3.9 million, which amount has been recognized by the Real Estate Business in “other gains, net” in the Company’s consolidated statement of income (loss) for the year ended December 31, 2008.

(c)   MEC’s Real Estate Sales to Magna

On March 5, 2009, MEC announced that one of its subsidiaries in Austria had entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate located in Oberwaltersdorf, Austria (note 4(b)) for a purchase price of approximately 4.6 million euros ($6.0 million).  The transaction was completed on April 28, 2009.

In April 2008, MEC completed the sale to a subsidiary of Magna of 225 acres of excess real estate located in Ebreichsdorf, Austria for proceeds of 20.0 million euros ($31.5 million), net of transaction costs.  MEC recognized a gain in the year ended December 31, 2008 of 11.6 million euros ($18.2 million), net of tax, which was recorded as a contribution of equity in contributed surplus.

(d)   Sale of MEC Real Estate to Joint Venture

On April 2, 2008, one of MEC’s European wholly-owned subsidiaries, Fontana Beteiligungs GmbH (“Fontana”), entered into an agreement to sell real estate with a carrying value of 0.2 million euros ($0.3 million) located in Oberwaltersdorf, Austria to Fontana Immobilien GmbH, an entity in which Fontana had a 50% joint venture equity interest, for 0.8 million euros ($1.2 million).  The purchase price was originally payable in instalments according to the sale of apartment units by the joint venture and, in any event, was due no later than April 2, 2009.  On August 1, 2008, Fontana sold its 50% joint venture equity interest in Fontana Immobilien GmbH to a related party.  The sale price included nominal cash consideration equal to Fontana’s initial capital contribution and a future profit participation in Fontana Immobilien GmbH.  Fontana and Fontana Immobilien GmbH also agreed to amend the real estate sale agreement such that payment of the purchase price to Fontana was accelerated to, and paid on, August 7, 2008, resulting in a gain in the year ended December 31, 2008 of 0.6 million euros ($0.9 million), which is included in MEC’s “other gains (losses), net” in the Company’s consolidated statement of income (loss).

4.     DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE OF MEC

(a)   Discontinued Operations

On September 12, 2007, MEC’s Board of Directors approved a debt elimination plan (the “MEC Debt Elimination Plan”) to generate funds from, among other things, the sale of Great Lakes Downs in Michigan, Thistledown in Ohio, Remington Park in Oklahoma City and MEC’s interest in Portland Meadows in Oregon.  In September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain of these assets.  In October 2007, the U.S. investment bank began marketing Thistledown and Remington Park for sale and initiated an active program to locate potential buyers.  However, MEC subsequently took over the sales process from the U.S. investment bank and was in discussions with potential buyers of these assets prior to the Petition Date.  For additional details on the sales process for Thistledown under the Plan, and the sale of Remington Park, refer to note 2.

In November 2007, MEC initiated a program to locate a buyer for Portland Meadows and was marketing for sale its interest in this property prior to the Petition Date.

In March 2008, MEC committed to a plan to sell Magna Racino™.  MEC had initiated a program to locate potential buyers and, prior to the Petition Date, was marketing the assets for sale through a real estate agent.  For additional details on the sales process for Magna Racino™, refer to note 2.

On July 16, 2008, MEC completed the sale of Great Lakes Downs in Michigan for cash consideration of $5.0 million.

MEC’s results of operations related to discontinued operations for the three-month period and year ended December 31, 2009 and 2008, and MEC’s assets and liabilities related to discontinued operations as at December 31, 2009 and 2008, are shown in the following tables:

	Three Months		Year Ended
	Ended December 31,		December 31,
	2009(1)	2008	2009(1)	2008
Revenues	$—	$35,057	$21,226	$134,085
Costs and expenses	—	34,336	19,937	131,464
	—	721	1,289	2,621
Depreciation and amortization	—	—	—	605
Interest expense, net	—	833	505	3,463
Write-down of long-lived assets (note 14)	—	16,001	—	48,295
Income (loss) before undernoted	—	(16,113)	784	(49,742)
Gain on disposition	—	—	—	536
Income (loss) before income taxes	—	(16,113)	784	(49,206)
Income tax recovery	—	461	—	(9,211)
MEC’s income (loss) from discontinued operations	—	(16,574)	784	(39,995)
Eliminations (note 3(a))	—	678	443	2,914
Consolidated income (loss) from MEC’s discontinued operations	—	(15,896)	1,227	(37,081)
Add (deduct) loss (income) attributable to noncontrolling interest	—	7,677	(363)	18,475
Consolidated income (loss) from MEC’s discontinued operations attributable to MID	$—	$(8,219)	$864	$(18,606)

(1)   The results for the three-month period ended December 31, 2009 do not include the results of MEC’s discontinued operations, while the results for the year ended December 31, 2009 include the results of MEC’s discontinued operations up to the Petition Date of March 5, 2009 (note 1).

		(restated –
		note 1(f))
As at December 31,	2009(1)	2008
ASSETS

Current assets:
Cash and cash equivalents	$—	$10,110
Restricted cash	—	7,043
Accounts receivable	—	5,306
Prepaid expenses and other	—	2,048
Real estate properties, net	—	39,052
Fixed assets, net	—	12,989
Other assets	—	105
Future tax assets	—	17,880
Assets held for sale from MEC’s discontinued operations	—	94,533
Eliminations (note 3(a))	—	(72)
Consolidated assets held for sale from MEC’s discontinued operations	$—	$94,461

LIABILITIES

Current liabilities:
Accounts payable and accrued liabilities	$—	$23,318
Income taxes payable	—	597
Long-term debt due within one year	—	8,367
Loan payable to MID due within one year	—	403
Deferred revenue	—	746
Loan payable to MID, net	—	23,614
Other long-term liabilities	—	1,035
Future tax liabilities	—	17,880
MEC’s liabilities related to discontinued operations	—	75,960
Eliminations (note 3(a))	—	(24,017)
Consolidated liabilities related to discontinued operations	$—	$51,943

(1) MEC’s net assets were deconsolidated from the Company’s consolidated balance sheet as of the Petition Date of March 5, 2009 (note 1).

(b)   Assets Held for Sale

(i)             On August 9, 2007, MEC announced its intention to sell real estate properties located in Dixon, California and Ocala, Florida.  Prior to the Petition Date, MEC was marketing these properties for sale and had listed them with real estate brokers.  For additional details on the sales process for the Dixon and Ocala properties, refer to note 2.

(ii)          In March 2008, MEC committed to a plan to sell excess real estate in Oberwaltersdorf, Austria.  On March 5, 2009, MEC announced that one of its subsidiaries in Austria had entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate, including the excess real estate in Oberwaltersdorf, Austria, for a purchase price of approximately 4.6 million euros ($6.0 million).  The transaction was completed on April 28, 2009.

(iii)       MEC’s assets classified as held for sale and corresponding liabilities are shown in the table below.

		(restated –
		note 1(f))
As at December 31,	2009(1)	2008
ASSETS

Current assets:
Real estate properties, net
Dixon, California (note 14)	$—	$9,077
Ocala, Florida	—	8,407
Oberwaltersdorf, Austria	—	4,248
	$—	$21,732
LIABILITIES

Current liabilities:
Future tax liabilities	$—	$876

(1) MEC’s net assets were deconsolidated from the Company’s consolidated balance sheet as of the Petition Date of March 5, 2009 (note 1).

5.     REAL ESTATE PROPERTIES

(a)   Real estate properties consist of:

		(restated –
		note 1(f))
As at December 31,	2009	2008
Real Estate Business

Revenue-producing properties
Land	$219,962	$207,454
Buildings, parking lots and roadways — cost	1,418,989	1,334,858
Buildings, parking lots and roadways — accumulated depreciation	(418,922)	(355,360)
	1,220,029	1,186,952
Development properties
Land and improvements	169,816	209,218
Properties under development	—	1,163
	169,816	210,381
Properties held for sale	—	486
	1,389,845	1,397,819

MEC(1)

Revenue-producing racetrack and gaming properties
Land and improvements	—	171,467
Buildings — cost	—	517,012
Assets under capital lease — cost	—	45,648
Buildings — accumulated depreciation	—	(124,748)
Assets under capital lease — accumulated depreciation	—	(13,196)
Construction in progress	—	7,271
	—	603,454
Under-utilized racetrack real estate	—	76,130
Revenue-producing non-racetrack properties
Land and improvements	—	153
Buildings — cost	—	1,972
Buildings — accumulated depreciation	—	(8)
	—	2,117
	—	681,701
Eliminations (note 3(a))	—	(55,337)

Consolidated	$1,389,845	$2,024,183

(b)         During the year ended December 31, 2007, the Real Estate Business acquired certain lands included in “development properties” from MEC.  Prior to the Petition Date (note 1(a)), the Real Estate Business had recorded the cost of these lands at the exchange amount of the consideration paid (including transaction costs) and the excess of such exchange amount over MEC’s carrying values of such properties was eliminated in determining the consolidated carrying values of such properties.  Subsequent to the Petition Date, such excess amount of $50.5 million has been netted against the Real Estate Business’ carrying values of such properties.  The remaining portion of the amount eliminated at December 31, 2008 related to interest incurred by MEC on project financing facilities with the MID Lender (note 3(a)) that had been capitalized to MEC’s real estate properties.

(c)          As a result of further weakening in the commercial office real estate market in Michigan, in the fourth quarter of 2009, the Real Estate Business recorded a $4.5 million write-down of a revenue-producing commercial office building.  The write-down represents the excess of the carrying value of the asset over the estimated fair value.  Fair value was determined based on the present value of the estimated future cash flows from the leased property.  The write-down reduced the cost of the building and was included in “write-down of long-lived and intangible assets” on the consolidated statements of income (loss) for the three-month period and year ended December 31, 2009.

(1) MEC’s net assets were deconsolidated from the Company’s consolidated balance sheet as of the Petition Date of March 5, 2009 (note 1).

(d)         During the year ended December 31, 2008, one of the Real Estate Business’ properties consisting of land and a vacant building was written down by $0.5 million, from $1.0 million to $0.5 million, to reflect its expected net realizable value as a result of the Real Estate Business reclassifying the property from “revenue-producing properties” to “properties held for sale”.  On August 14, 2009, the Company completed the sale of this property for cash consideration of $0.8 million and realized a gain on disposal of $0.2 million for the year ended December 31, 2009.

6.              OTHER ASSETS

Other assets consist of:

		(restated –
		note 1(f))
As at December 31,	2009	2008
Real Estate Business

Long-term receivables	$554	$558
Deferred leasing costs	1,511	540
Other	—	12
	2,065	1,110
MEC(1)

Equity investments	—	28,717
Deposits	—	2,500
Deferred development costs	—	1,970
Goodwill	—	487
Other	—	416
	—	34,090
Consolidated	$2,065	$35,200

7.     BANK INDEBTEDNESS

Real Estate Business

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the “MID Credit Facility”).  During the year ended December 31, 2009, the maturity date of the MID Credit Facility was extended from January 21, 2009 to January 21, 2010.  Subsequent to year end, the maturity date was further extended to December 21, 2010, unless further extended with the consent of both parties.  Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business’ ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization.  The Real Estate Business is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers’ acceptance rates, in each case plus 3.50%, or the U.S. base or Canadian prime rate, in each case plus 2.5%.  At December 31, 2009 and 2008, the Company had no borrowings under the MID Credit Facility, but had issued letters of credit totalling $0.2 million (December 31, 2008 - $0.2 million).

MEC(1)

MEC’s bank indebtedness consists of the following short-term bank loans:

As at December 31,	2009	2008
MEC Credit Facility (a)	$—	$36,491
SAC Credit Facility (b)	—	2,969
	$—	$39,460

(a)          During the year ended December 31, 2008, the maturity date of the MEC Credit Facility was extended from March 31, 2008 to March 16, 2009.  However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to the Petition Date.  Borrowings under the MEC Credit Facility were available by way of U.S. dollar loans and letters of credit, each bearing interest at the U.S. base rate plus 5.0% or LIBOR plus 6.0%.  Loans under the MEC Credit Facility are collateralized by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC’s subsidiaries.  At December 31, 2008, MEC had borrowed $36.5 million under the

(1) MEC’s net assets were deconsolidated from the Company’s consolidated balance sheet as of the Petition Date of March 5, 2009 (note 1).

MEC Credit Facility and had issued letters of credit totalling $3.4 million, such that $0.1 million was unused and available.  The weighted average interest rate on the borrowings outstanding under the MEC Credit Facility at December 31, 2008 was 7.2%.  At December 31, 2008, MEC was not in compliance with a financial covenant contained in the MEC Credit Facility agreement.  As a result of MEC’s Chapter 11 filing on March 5, 2009 (note 1(a)), no waiver was obtained for this violation nor was the MEC Credit Facility repaid when due.

(b)         MEC’s wholly-owned subsidiary, The Santa Anita Companies, Inc. (“SAC”), which owns and operates Santa Anita Park, has a $7.5 million revolving loan under its existing credit facility with a U.S. financial institution, which is scheduled to mature on October 31, 2012 (the “SAC Credit Facility”).  The SAC Credit Facility must be fully repaid for a period of 60 consecutive days during each year.  The SAC Credit Facility is guaranteed by MEC’s wholly-owned subsidiary, LATC, and is collateralized by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC and SAC, and a pledge of all of the outstanding capital stock of LATC and SAC.  Borrowings under the SAC Credit Facility bear interest at the U.S. prime rate.  The weighted average interest rate on the borrowings outstanding under the SAC Credit Facility at December 31, 2008 was 3.3%.  At December 31, 2008, MEC was not in compliance with a financial covenant contained in the SAC Credit Facility agreement.  As a result of MEC’s Chapter 11 filing on March 5, 2009 (note 1(a)), no waiver was obtained for this violation.

8.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

		(restated –
		note 1(f))
As at December 31,	2009	2008
Real Estate Business

Accounts payable	$1,263	$3,094
Accrued salaries and wages	2,565	902
Accrued interest payable	371	356
Other accrued liabilities	16,977	8,059

	21,176	12,411
MEC(1)

Accounts payable	—	53,180
Accrued salaries and wages	—	8,576
Customer deposits	—	2,617
Joint venture funding obligation	—	9,092
Other accrued liabilities	—	35,595
	—	109,060
Consolidated	$21,176	$121,471

9.     OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

		(restated –
		note 1(f))
As at December 31,	2009	2008
MEC(1)

Finance obligation	$—	$9,039
Fair value of interest rate swaps	—	3,162
Deferred revenue	—	2,772
Postretirement and pension liabilities	—	3,302
Other	—	698

	$—	$18,973

(1) MEC’s net assets were deconsolidated from the Company’s consolidated balance sheet as of the Petition Date of March 5, 2009 (note 1).

10.  CONTRIBUTED SURPLUS

Changes in the Company’s contributed surplus are shown in the following table:

	Three Months		Year Ended
	Ended December 31,		December 31,
		(restated –		(restated –
		note 1(f))		note 1(f))
	2009	2008	2009	2008
Contributed surplus, beginning of period	$57,128	$56,974	$57,062	$46,608
Stock-based compensation	1,447	88	1,513	662
Gain on related party asset sale	—	—	—	9,792
Contributed surplus, end of period	$58,575	$57,062	$58,575	$57,062

11.       ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the Company’s accumulated other comprehensive income are shown in the following table:

	Three Months		Year Ended
	Ended December 31,		December 31,
		(restated –		(restated –
		note 1(f))		note 1(f))
	2009	2008	2009	2008
Accumulated other comprehensive income, beginning of period	$191,692	$231,529	$161,827	$251,267
Change in fair value of interest rate swaps, net of taxes and noncontrolling interest	—	(587)	92	(582)
Foreign currency translation adjustment, net of noncontrolling interest(i)	(1,308)	(68,514)	48,315	(88,257)
Recognition of foreign currency translation loss in net income (loss)(ii)	7,798	—	7,798	—
Change in net unrecognized pension losses, net of noncontrolling interest	—	(601)	—	(601)
Reclassification to income upon deconsolidation of MEC (note 1(c))	—	—	(19,850)	—
Accumulated other comprehensive income, end of period(iii)	$198,182	$161,827	$198,182	$161,827

(i)             The Company incurs unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the U.S. dollar.  During the three-month period ended December 31, 2009, the Company reported currency translation losses due to the weakening of the euro against the U.S. dollar and during the year ended December 31, 2009, the Company reported currency translation gains due to the strengthening of the euro and Canadian dollar against the U.S. dollar.  During the three-month period and year ended December 31, 2008, the Company reported currency translation losses due to a weakening of the euro and Canadian dollar against the U.S. dollar.

(ii)       Included in the Real Estate Business’ “other gains (losses), net” for the three-month period and year ended December 31, 2009 is a $7.8 million foreign currency translation loss realized from a capital transaction that gave rise to a reduction in the net investment in a foreign operation, which is considered a substantially complete liquidation of that foreign operation.

(iii)       Accumulated other comprehensive income consists of:

		(restated –
		note 1(f))
As at December 31,	2009	2008
Foreign currency translation adjustment, net of noncontrolling interest	$198,182	$163,567
Fair value of interest rate swaps, net of taxes and noncontrolling interest	—	(1,012)
Unrecognized pension actuarial losses, net of noncontrolling interest	—	(728)

	$198,182	$161,827

12.  NONCONTROLLING INTEREST

Changes in the noncontrolling interest of MEC are shown in the following table:

	Three Months		Year Ended
	Ended December 31,		December 31,
		(restated –		(restated –
		note 1(f))		note 1(f))
	2009	2008	2009	2008
Noncontrolling interest, beginning of period	$—	$100,930	$24,182	$142,037
MEC’s stock-based compensation	—	36	23	151
Disgorgement payment received from noncontrolling interest(i)	—	—	420	—
Comprehensive income (loss):
Net loss attributable to the noncontrolling interest	—	(74,981)	(6,308)	(125,828)
Other comprehensive income (loss) attributable to the noncontrolling interest
Change in fair value of interest rate swaps, net of taxes	—	(507)	79	(500)
Foreign currency translation adjustment	—	(763)	(74)	(146)
Change in net unrecognized actuarial pension losses	—	(533)	—	(533)
Gain on related party asset sale	—	—	—	8,435
MEC’s issuance of shares	—	—	—	595
MEC’s stock consolidation	—	—	—	(29)
Reclassification to income upon deconsolidation of MEC (note 1(c))	—	—	(18,322)	—

Noncontrolling interest, end of period	$—	$24,182	$—	$24,182

(i)             In January 2009, MEC received notice from an institutional shareholder holding more than 10% of MEC’s outstanding shares that such institution had completed various transactions involving MEC Class A Stock which were determined to be in violation of Section 16 of the Securities Exchange Act of 1934 (the “Act”).  In efforts to regain compliance with Section 16 of the Act, the institution was required to file reports with the Securities and Exchange Commission of the institution’s holdings in, and transactions involving, MEC Class A Stock and determined that, based on transactions completed in 2003 and 2004, a disgorgement payment of $0.4 million, representing “short-swing profits” realized by the institution, was required to be made to MEC.  The Company accounted for the cash receipt as an increase to the noncontrolling interest in MEC.

13.       STOCK-BASED COMPENSATION

(a)          On August 29, 2003, the Board approved the Incentive Stock Option Plan (the “MID Plan”), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company’s shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007.  At December 31, 2009, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

MID has granted stock options to certain directors and officers to purchase MID Class A Subordinate Voting Shares. Except for the options granted on November 10, 2009, as described below, such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant.  On November 12, 2009, MID granted to the outside directors and to management an aggregate of 455,000 stock options to acquire MID’s Class A Subordinate Voting Shares. The options granted vest 50% on the date of grant, 25% on the first anniversary of the date of grant and 25% on the second anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

A reconciliation of the changes in stock options outstanding is presented below:

	2009		2008
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
		Price		Price
	Number	(Cdn. $)	Number	(Cdn. $)
Stock options outstanding, January 1	494,544	34.83	516,544	35.09
Cancelled or forfeited	(8,000)	39.12	—	—
Stock options outstanding, March 31	486,544	34.76	516,544	35.09
Expired	—	—	(10,000)	41.17
Stock options outstanding, June 30	486,544	34.76	506,544	34.97
Cancelled or forfeited	(60,000)	32.15	(6,000)	41.17
Stock options outstanding, September 30	426,544	35.12	500,544	34.89
Granted	455,000	14.54	—	—
Cancelled or forfeited	—	—	(6,000)	40.49
Stock options outstanding, December 31	881,544	24.50	494,544	34.83
Stock options exercisable, December 31	624,044	27.47	407,544	34.47

The Company estimates the fair value of stock options granted at the date of grant using the Black-Scholes option valuation model.  The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise.  Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions outside of the Company’s control.  Because the Company’s outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide the only measure of the fair value of the Company’s stock options.

The weighted average assumptions used in determining the fair value of the MID stock options granted are shown in the table below:

	Three Months		Year Ended
	Ended December 31,		December 31,
	2009	2008	2009	2008
Risk-free interest rate	1.4%	—	1.4%	—
Expected dividend yield	4.3%	—	4.3%	—
Expected volatility of MID’s Class A Subordinate Voting Shares	56.2%	—	56.2%	—
Weighted average expected life (years)	4.0	—	4.0	—
Weighted average fair value per option granted	$3.65	—	$3.65	—

At December 31, 2009, the total unrecognized compensation expense related to the outstanding options is $0.3 million, which is expected to be recognized as an expense over a period of 1.9 years.

Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the “DSP”), which provides for a deferral of up to 100% of each outside director’s total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company.  The amounts deferred are reflected by notional deferred share units (“DSUs”) whose value reflects the market price of the Company’s Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined.  The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares.  The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares.  Effective January 1, 2005, all directors were required to receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs.  On January 1, 2008, the DSP was amended such that this 50% minimum requirement is only applicable to Board retainer fees.  Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date.  There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs.

A reconciliation of the changes in DSUs outstanding is presented below:

	2009	2008
DSUs outstanding, January 1	80,948	41,452
Granted	32,815	6,012
Redeemed	(11,245)	—
DSUs outstanding, March 31	102,518	47,464
Granted	21,540	5,579
Redeemed	(25,536)	—
DSUs outstanding, June 30	98,522	53,043
Granted	15,118	8,194
DSUs outstanding, September 30	113,640	61,237
Granted	10,999	19,711
Redeemed	(8,700)	—
DSUs outstanding, December 31	115,939	80,948

During the three-month period and year ended December 31, 2009, the Real Estate Business recognized stock-based compensation expense of $1.4 million (2008 — $0.5 million recovery) and $2.7 million (2008 — $0.1 million), respectively, which includes an expense of $22 thousand (2008 — $0.6 million recovery) and $1.2 million (2008 — $0.6 million recovery), respectively, pertaining to DSUs.

(b)   During the year ended December 31, 2008, MEC issued 21,687 shares of MEC Class A Stock to MEC’s directors in payment of services rendered.  As a result, the Company recognized a dilution loss of $0.4 million in the year ended December 31, 2008, which is included in MEC’s “other gains (losses), net”.

14.       WRITE-DOWN OF MEC’S LONG-LIVED AND INTANGIBLE ASSETS

When long-lived assets are identified as held for sale, the carrying value is reduced, if necessary, to the estimated net realizable value.  Net realizable value is evaluated at each interim reporting period based on discounted net future cash flows of the assets and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers.

Write-downs relating to MEC’s long-lived assets have been recognized as follows:

	Three Months		Year Ended
	Ended December 31,		December 31,
	2009	2008	2009	2008

Continuing Operations and Assets Held For Sale (note 4)
The Maryland Jockey Club(i)	$—	$49,795	$—	$49,795
Lone Star Park(i)	—	34,357	—	34,357
Golden Gate Fields(i)	—	30,475	—	30,475
The Meadows(i)	—	1,059	—	1,059
Dixon, California(ii)	—	5,092	—	10,092
	—	120,778	—	125,778
Discontinued Operations (note 4)
Magna Racino™(iii)	—	11,868	—	41,063
Portland Meadows(iv)	—	4,133	—	7,232
	—	16,001	—	48,295
	$—	$136,779	$—	$174,073

(i)            During the year ended December 31, 2008, MJC, Lone Star Park, Golden Gate Fields and The Meadows experienced lower average daily attendance and decreased wagering activity compared to previous years.  In addition, the 2009 business plans for these operations reflected reductions in estimated future cash flows based on lower expectations for growth and profitability resulting primarily from the significant downturn in the economy.  Based on these impairment indicators, the long-lived and intangible assets of MJC, Lone Star Park, Golden Gate Fields and The Meadows were tested for recoverability.  An expected present value approach of estimated future cash flows was used to determine the fair value of the long-lived and intangible assets.  Based on this analysis, impairment charges were required in the three-month period and year ended December 31, 2008 relating to (a) the entire amount of $47.8 million of MJC’s racing licence, (b) the entire amount of $34.4 million of Lone Star Park’s racing licence, (c) the entire amount of $27.7 million of Golden Gate Fields’ racing licence and (d) $1.1 million of fixed assets used in the operation of The Meadows.  In addition, impairment charges of $2.0 million at MJC and $2.8 million at Golden Gate Fields were required during the three-month period and year ended December 31, 2008, relating to development projects that were determined unlikely to have any future benefit.

(ii)          As a result of significant weakness in the Northern California real estate market and the U.S. financial market, MEC recorded impairment charges of $5.1 million and $10.1 million in the three-month period and year ended December 31, 2008, respectively, related to the Dixon, California real estate property, which represented the excess of the carrying value of the asset over the estimated net realizable value.

(iii)       As a result of the classification of Magna RacinoTM as discontinued operations in the year ended December 31, 2008, an evaluation of whether the carrying value of the assets exceeds their estimated value is made at each reporting period.  As a result, MEC recorded impairment charges, included in discontinued operations, of $11.9 million and $41.1 million in the three-month period and year ended December 31, 2008, respectively, which represented the excess of the carrying value of the assets over the estimated net realizable value.

(iv)      In June 2003, the Oregon Racing Commission (the “ORC”) adopted regulations that permitted wagering through instant racing terminals as a form of pari-mutuel wagering at Portland Meadows (the “Instant Racing Rules”).  In September 2006, the ORC granted a request by Portland Meadows to offer instant racing under its 2006-2007 race meet licence.  In June 2007, the ORC, acting under the advice of the Oregon Attorney General, temporarily suspended and began proceedings to repeal the Instant Racing Rules.  In September 2007, the ORC denied a request by Portland Meadows to offer instant racing under its 2007-2008 race meet licence.  In response to this denial, MEC requested the holding of a contested case hearing, which took place in January 2008.  On February 27, 2008, the Office of Administrative Hearings released a proposed order in MEC’s favour, approving instant racing as a legal form of wager at Portland Meadows.  However, on April 25, 2008, the ORC issued an order rejecting that recommendation. Based primarily on the ORC’s order to reject the Office of Administrative Hearings’ recommendation, MEC recorded an impairment charge of $3.1 million in the year ended December 31, 2008 related to the instant racing terminals and build-out of the instant racing facility.  In addition, as a result of the classification of Portland Meadows as discontinued operations (note 4(a)), an evaluation of whether the carrying value of the assets exceeds their estimated net realizable value is made at each reporting period.  As a result, MEC recorded a further impairment charge of $4.1 million during the three-month period and year ended December 31, 2008 to reflect a decline in the estimated net realizable value of the assets.  These aggregate impairment charges of $7.2 million are included in discontinued operations.

15.       EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share for the three-month period and year ended December 31, 2009 and 2008 are computed as follows:

	Three Months		Year Ended
	Ended December 31,		December 31,
		(restated		(restated
		– note 1(f))		– note 1(f))
	2009	2008	2009	2008
Income (loss) from continuing operations	$(72,800)	$(46,244)	$(43,153)	$6,334
Income (loss) from discontinued operations	—	(8,219)	864	(18,606)

Net income (loss) attributable to MID	$(72,800)	$(54,463)	$(42,289)	$(12,272)

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands)	46,708	46,708	46,708	46,708

Diluted earnings (loss) per Class A Subordinate Voting or Class B Share
– from continuing operations	$(1.56)	$(0.99)	$(0.93)	$0.14
– from discontinued operations	—	(0.18)	0.02	(0.40)
	$(1.56)	$(1.17)	$(0.91)	$(0.26)

The computation of diluted earnings (loss) per share for the three-month period and year ended December 31, 2009 excludes the effect of the potential exercise of 426,544 (2008 — 500,544) and 494,544 (2008 — 516,544) options, respectively, to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

16.       DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)   Items not involving current cash flows are shown in the following table:

	Three Months		Year Ended
	Ended December 31,		December 31,
		(restated		(restated
		– note 1(f))		– note 1(f))
	2009	2008	2009	2008
Real Estate Business
Straight-line rent adjustment	$207	$113	$760	$75
Interest and other income from MEC	(12,172)	(4,211)	(43,419)	(9,034)
Stock-based compensation expense	1,469	(489)	2,734	112
Depreciation and amortization	10,870	10,060	41,349	43,419
Write-down of long-lived assets	4,498	—	4,498	450
Impairment provision relating to loans receivable from MEC	90,800	—	90,800	—
Deconsolidation adjustment to the carrying values of amounts due from MEC	—	—	504	—
Loss (gain) on disposal of real estate	57	—	(206)	—
Other losses (gains), net	7,798	—	7,798	—
Future income taxes	(10,369)	(242)	(11,645)	1,375
Other	84	72	310	373
	93,242	5,303	93,483	36,770
MEC(1)
Stock-based compensation expense	—	36	23	303
Depreciation and amortization	—	12,034	7,014	45,668
Amortization of debt issuance costs	—	4,767	3,346	12,813
Equity loss (income)	—	433	(65)	3,042
Write-down of long-lived and intangible assets	—	120,778	—	125,778
Deconsolidation adjustment to the carrying value of the investment in MEC	—	—	46,173	—
Other losses (gains), net	—	—	—	(1,589)
Future income taxes	—	(34,719)	—	(33,198)
Other	—	1,849	20	2,441
	—	105,178	56,511	155,258
Eliminations (note 3(a))	—	(328)	(339)	(2,863)
Consolidated	$93,242	$110,153	$149,655	$189,165

(1) The results for the three-month period ended December 31, 2009 do not include the results of MEC, while the results for the year ended December 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1).

(b)         Changes in non-cash balances are shown in the following table:

	Three Months		Year Ended
	Ended December 31,		December 31,
		(restated		(restated
		– note 1(f))		– note 1(f))
	2009	2008	2009	2008
Real Estate Business
Accounts receivable	$1,817	$785	$571	$4,954
Loans receivable from MEC, net	(51)	671	(771)	17
Prepaid expenses and other	1,137	43	(5)	172
Accounts payable and accrued liabilities	2,128	(5,289)	7,392	988
Income taxes	2,305	2,788	2,981	(5,870)
Deferred revenue	2,107	2,178	1,542	1,663
	9,443	1,176	11,710	1,924
MEC(1)
Restricted cash	—	(5,951)	189	8,955
Accounts receivable	—	(4,660)	(18,624)	4,275
Prepaid expenses and other	—	951	(2,076)	(3,734)
Accounts payable and accrued liabilities	—	16,102	11,289	(12,940)
Income taxes	—	(265)	48	2,140
Loans payable to MID, net	—	(671)	653	(17)
Deferred revenue	—	3,231	217	1,775
	—	8,737	(8,304)	454
Eliminations (note 3(a))	—	(131)	(43)	250
Consolidated	$9,443	$9,782	$3,363	$2,628

17.       DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

(a)          Derivative Financial Instruments

The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions.  At December 31, 2009, the Company held foreign exchange forward contracts to purchase Cdn. $0.6 million and sell $0.5  million.  These contracts matured on January 4, 2010 and were entered into by a wholly-owned subsidiary of the Real Estate Business with a U.S. dollar functional currency to mitigate its foreign exchange exposure to a Canadian dollar denominated payable to the Real Estate Business’ corporate operations having the Canadian dollar as its functional currency.  Based on foreign exchange rates at December 31, 2009, the fair value of these foreign exchange forward contracts at December 31, 2009 was a liability of approximately $10 thousand, which is included in the Real Estate Business’ “accounts payable and accrued liabilities” on the Company’s consolidated balance sheet.

At December 31, 2008, the Company had one foreign exchange forward contract to purchase 4.2 million euros and sell $5.6 million.  The contract matured on March 16, 2009 and was entered into by a wholly-owned subsidiary of the Real Estate Business with a U.S. dollar functional currency to mitigate its foreign exchange exposure under a euro denominated short-term loan payable to another wholly-owned subsidiary of the Real Estate Business having the euro as its functional currency. Based on foreign exchange rates at December 31, 2008, the fair value of the foreign exchange forward contract at December 31, 2008 was an asset of approximately $0.3 million, which is included in the Real Estate Business’ “prepaid expenses and other” on the Company’s consolidated balance sheet.

(1) The results for the three-month period ended December 31, 2009 do not include the results of MEC, while the results for the year ended December 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1).

The following tables summarize the impact of these derivative financial instruments on the Company’s unaudited interim consolidated financial statements as at December 31, 2009 and for the three-month period and year then ended:

As at December 2009
Derivatives not designated as hedging instruments
Foreign exchange forward contracts (included in “accounts payable and accrued liabilities”)	$10

Amount
of Loss
	Location of Loss	Recognized
	Recognized in Income	in Income on
Three Months Ended December 31, 2009	on Derivatives	Derivative
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Gains (Losses)	$(10)

Amount
of Loss
	Location of Loss	Recognized
	Recognized in Income	in Income on
Year Ended December 31, 2009	on Derivatives	Derivative
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Gains (Losses)	$(526)

(b)         Fair Value Measurements

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability.  Codification Topic 820, “Fair Value Measurements and Disclosures” establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

The following table represents information related to the Company’s assets and liabilities measured at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall:

	Quoted Prices in
	Active Markets	Significant
	for Identical	Other	Significant
	Assets or	Observable	Unobservable
	Liabilities	Inputs	Inputs
As at December 31, 2009	(Level 1)	(Level 2)	(Level 3)
ASSETS AND LIABILITIES CARRIED AT FAIR VALUE ON ON A RECURRING BASIS

Assets carried at fair value
Cash and cash equivalents	$135,163	$—	$—
Restricted cash	458	—	—

Liabilities carried at fair value
Foreign exchange forward contract	—	10	—

ASSETS CARRIED AT FAIR VALUE ON A NON-RECURRING BASIS
Loans receivable from MEC, net (note 3(a))	$—	$—	$362,404
Real estate property (note 5)	—	—	10,000

Certain assets are measured at fair value on a non-recurring basis.  During the three-month period and year ended December 31, 2009, loans receivable with an aggregate cost of $453.2 million was written down to fair value of $362.4 million.  The impairment provision of $90.8 million was included in “impairment provision related to loans receivable from MEC” on the consolidated statements of income (loss) for the three-month period and year ended December 31, 2009.  Loans receivable from MEC, net are a Level 3 fair value measurement as estimated recoverability was partially determined based on the value of the collateral based on third party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets to be transferred to the Company under the Plan or for which the Court has yet to approve for sale under the Plan, net of expected administrative, priority and allowed claims to be paid by the Company under the Plan (note 3).

During the three-month period and year ended December 31, 2009, a real estate property with a cost of $14.5 million was written down to fair value of $10.0 million.  The write-down of $4.5 million was included in “write-down of long-lived and intangible assets” on the consolidated statements of income (loss) for the three-month period and year ended December 31, 2009.  This is a Level 3 fair value measurement as the fair value of the real estate property was determined based on the present value of the estimated future cash flows from the leased property.

18.  COMMITMENTS AND CONTINGENCIES

(a)   In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees.  Management believes that adequate provisions have been recorded in the accounts where required.  Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)   In addition to the letters of credit issued under the Company’s credit facilities (note 7), the Company had $2.2 million of letters of credit issued with various financial institutions at December 31, 2009 to guarantee various construction projects. These letters of credit are secured by cash deposits of the Company.

(c)   At December 31, 2009, the Company’s contractual commitments related to construction and development projects outstanding amounted to approximately $1.1 million.

(d)   On November 14, 2006, MEC completed the sale of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc., each an MEC wholly-owned subsidiary through which MEC owned and operated The Meadows, MEC’s standardbred racetrack in Pennsylvania, to PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc., and a fund managed by Oaktree Capital Management, LLC (together, “Millennium-Oaktree”).  On closing, MEC received cash consideration of $171.8 million, net of transaction costs of $3.2 million, and the Meadows Holdback Note in the amount of $25.0 million payable to MEC over a five-year period, subject to offset for certain indemnification obligations (the “Meadows Holdback Note”).  Under the terms of the Meadows Holdback Note, MEC agreed to release the security requirement for the holdback amount, defer subordinate payments under the Meadows Holdback Note, defer receipt of holdback payments until the opening of the permanent casino at The Meadows and defer receipt of holdback payments to the extent of available cash flows (as defined in the terms of the Meadows Holdback Note), in exchange for Millennium-Oaktree providing an additional $25.0 million of equity support for PA Meadows, LLC.

The parties also entered into a racing services agreement whereby MEC agreed to pay $50 thousand per annum and continue to operate, for its own account, the racing operations at The Meadows until at least July 2011.  However, as a result of MEC’s Chapter 11 filing on the Petition Date (note 1(a)), on August 31, 2009, MEC was authorized by the Court to terminate the racing services agreement.  $5.6 million of the proceeds from the sale of The Meadows was initially deferred and included in MEC’s “other long-term liabilities” representing the estimated net present value of the future operating losses expected over the term of the racing services agreement.  Such amount was being recognized as a reduction of “general and administrative” expenses in MEC’s results of operations over the term of the racing services agreement.  Effective January 1, 2008, The Meadows entered into an agreement with the Meadows Standardbred Owners Association, which expired on December 31, 2009, whereby the horsemen made contributions to subsidize backside maintenance and marketing expenses at The Meadows.  As a result, the estimated operating losses expected over the remaining term of the racing services agreement were revised, resulting in $2.0 million of previously deferred gains being recognized in MEC’s “other gains (losses), net” for the year ended December 31, 2008.

19.  CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a)   Recently Adopted Canadian GAAP Accounting Standards

(i)    Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (the “CICA”) issued Handbook Section 3064, “Goodwill and Intangible Assets”, amended Handbook Section 1000, “Financial Statement Concepts”, and Accounting Guideline 11, “Enterprises in the Development Stage”, and withdrew Handbook Section 3062, “Goodwill and Other Intangible Assets”, and Handbook Section 3450, “Research and Development Costs”.  Handbook Section 3064 clarifies that costs may only be deferred when they relate to an item that meets the definition of an asset.  The concept of matching revenues and expenses remains appropriate only for allocating the cost of an asset that is consumed in generating revenue over multiple reporting periods.  Handbook Section 3064 also provides extensive guidance on when expenditures qualify for recognition as intangible assets.  These changes are effective for fiscal years beginning on or after October 1, 2008.  The Company’s adoption of these accounting standards for Canadian GAAP purposes on January 1, 2009 did not have any impact on the Company’s unaudited interim consolidated financial statements, nor did it create any reconciling differences between Canadian and U.S. GAAP in the Company’s consolidated balance sheets, statements of income (loss) or statements of comprehensive income (loss).

(ii)   Business Combinations and Noncontrolling Interests

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, Handbook Section 1601, “Consolidated Financial Statements”, and Handbook Section 1602, “Non-controlling Interests” and withdrew Handbook Section 1581, “Business Combinations”, and Handbook Section 1600, “Consolidated Financial Statements”.

Handbook Section 1582 applies to a transaction in which the acquirer obtains control of one or more businesses.  The term “business” is more broadly defined than in the existing standard.  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  Any interest in the acquiree owned prior to obtaining control will be re-measured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions.  Contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration.  A bargain purchase will result in recognition of a gain.  Acquisition costs must be expensed.

Similar to the requirements of Codification Topic 810, “Consolidation” (note 1(f)), under Handbook Section 1602, any noncontrolling interest is recognized as a separate component of shareholder’s equity.  Net income (loss) is calculated without deduction for the noncontrolling interest.  Rather, net income (loss) is allocated between the controlling and noncontrolling interests.

Handbook Section 1601 carries forward the requirements of Handbook Section 1600, other than those relating to noncontrolling interests.

These changes are effective for fiscal years beginning on or after January 1, 2011 but may be adopted early at the beginning of a fiscal year.  The Company’s adoption of these accounting standards for Canadian GAAP purposes on January 1, 2009 did not have any impact on the Company’s unaudited interim consolidated financial statements, nor did it create any reconciling differences between Canadian and U.S. GAAP in the Company’s consolidated balance sheets, statements of income (loss) or statements of comprehensive income (loss).

(b)   Reconciliation to Canadian GAAP

The Company’s accounting policies as reflected in these unaudited interim consolidated financial statements do not materially differ from Canadian GAAP except as described in the following tables presenting net loss attributable to MID, earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share and comprehensive income (loss) attributable to MID under Canadian GAAP:

	Three Months		Year Ended
	Ended December 31,		December 31,
	2009	2008	2009	2008
Net loss attributable to MID under U.S. GAAP	$(72,800)	$(54,463)	$(42,289)	$(12,272)
Interest expense on subordinated notes(i)	—	(321)	6,570 *	(1,265)
Depreciation and amortization(ii)	—	41	(340)*	54
Development property carrying costs(iii)	—	202	—	580
Stock-based compensation(iv)	—	—	3,204 *	—
Net gain on related party asset sale(v)	—	—	—	9,914
Foreign currency translation gains (losses)(vi)	—	—	(28,241)	(105)
Other	—	(18)	—	(122)
Net loss attributable to MID under Canadian GAAP	$(72,800)	$(54,559)	$(61,096)	$(3,216)
Basic and diluted earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share	$(1.56)	$(0.99)	$(1.33)	$0.40
— continuing operations	—	(0.18)	0.02	(0.47)
— discontinued operations	$(1.56)	$(1.17)	$(1.31)	$(0.07)

Comprehensive loss attributable to MID under U.S. GAAP	$(66,310)	$(124,165)	$(5,934)	$(101,712)
Net adjustments to U.S. GAAP net loss per above table	—	(96)	(18,807)	9,056
Translation of development property carrying costs(iii)	111	(179)	210	(226)
Foreign currency translation gains (losses)(vi)	—	—	28,241	105
Employee defined benefit and postretirement plans(vii)	—	601	(728)*	601
Comprehensive income (loss) attributable to MID under Canadian GAAP	$(66,199)	$(123,839)	$2,982	$(92,176)

*  Reflects cumulative impact of Canadian GAAP accounting to MID’s investment in MEC being adjusted to nil upon deconsolidation of MEC at the Petition Date (note 1(c)).

(i)        Financial Instruments and Long-term Debt

Under Canadian GAAP, a portion of the face value of MEC’s convertible subordinated notes (the “MEC Notes”) attributable to the value of the conversion feature at inception is recorded as part of the noncontrolling interest in MEC, rather than as a liability.  The remaining value of the MEC Notes at inception is accreted up to their face value on an effective yield basis over the term of the MEC Notes, with the accretion amount being included in MEC’s net interest expense.  Under U.S. GAAP, the MEC Notes are recorded entirely as debt, resulting in lower net interest expense than under Canadian GAAP.

(ii)       Depreciation and Amortization

Based on the terms of MEC’s sale of The Meadows in 2006, the sale of The Meadows’ real estate properties and fixed assets is not accounted for as a sale and leaseback, but rather using the financing method of accounting under U.S. GAAP as MEC is deemed to have a continuing interest in the transaction.  Accordingly, under U.S. GAAP, such real estate properties and fixed assets were required to remain on the balance sheet and continue to depreciate and $7.2 million of the sale proceeds were required to be deferred at inception and were included in MEC’s “other long-term liabilities” on the Company’s consolidated balance sheets at December 31, 2008 and 2007.  Under U.S. GAAP, these sale proceeds are to be recognized at the point when the transaction subsequently qualifies for sale recognition.  Under Canadian GAAP, the disposal of such real estate properties and fixed assets was recognized as a sale transaction.

(iii)      Capitalization of Development Property Carrying Costs

Under both Canadian and U.S. GAAP, certain carrying costs incurred in relation to real estate property held for development are permitted to be capitalized as part of the cost of such property while being held for development.  However, Codification Subtopic 970-360, “Real Estate — Property, Plant and Equipment”, is more restrictive than CICA Handbook Section 3061, “Property, Plant and Equipment”, in relation to the necessary criteria required to capitalize such costs.  As a result, certain carrying costs have been capitalized from time to time under Canadian GAAP that are not permitted under U.S. GAAP.

(iv)      Stock-based Compensation

Canadian GAAP requires the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004.  The Company also adopted this policy under U.S. GAAP effective January 1, 2004.  However, under U.S. GAAP, the cumulative impact on adoption of stock-based compensation is not recognized in the consolidated financial statements as an adjustment to opening deficit.  As a result, prior to the deconsolidation of MEC (note 1(c)), $3.2 million of MEC’s stock-based compensation expense related to periods prior to January 1, 2004 are excluded from MID shareholders’ equity under U.S. GAAP but not under Canadian GAAP.

(v)       MEC Sales to Magna

Under Canadian GAAP, a gain on the sale of real estate to a related party that owns less than 80% of the vendor’s share capital, where the exchange amount is supported by independent evidence, is considered an income item rather than a contribution to equity as required under U.S. GAAP.  However, under U.S. GAAP, where the related tax effect of the gain on the related party transaction is offset by the utilization of losses from activities other than the related party transaction, the benefit from such losses is recognized as an income item rather than as a contribution of equity.

(vi)      Investment Translation Gains or Losses

Under Canadian GAAP, investment translation gains or losses are accumulated in the “accumulated other comprehensive income” component of shareholders’ equity, and the appropriate amounts of the investment translation gains or losses are reflected in income when there is a reduction resulting from capital transactions in the Company’s net investment in the operations that gave rise to such exchange gains and losses.  Under U.S. GAAP, the appropriate amounts of the investment translation gains or losses are only reflected in income when there is a sale or partial sale of the Company’s investment in these operations or upon a complete or substantially complete liquidation of the investment.

(vii)     Employee Defined Benefit and Postretirement Plans

Codification Topic 715, “Compensation — Retirement Benefits” requires employers to recognize the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of a defined benefit postretirement plan as an asset or liability on the consolidated balance sheets with a corresponding adjustment to “accumulated other comprehensive income”, net of related tax and noncontrolling interest impact.  No such adjustment is required under Canadian GAAP.

(viii)    Joint Ventures

Under U.S. GAAP, MEC’s investments in joint ventures are accounted for using the equity method of accounting, resulting in MEC’s proportionate share of the net income or loss of the joint ventures in which it has an interest being recorded in a single line, “equity loss (income)” on the Company’s consolidated statements of income (loss).  Similarly, MEC’s investment in joint ventures is included in a single line “other assets” on the Company’s consolidated balance sheets.  Only cash invested by MEC into its interests in joint ventures are reflected in the Company’s consolidated statements of cash flows.  Under Canadian GAAP, MEC’s investments in joint ventures are accounted for using the proportionate consolidation method.  MEC’s proportionate share of the joint ventures in which it has an interest is added to the consolidated balance sheets, consolidated statements of income (loss) and consolidated statements of cash flows on a line-by-line basis.

The following tables indicate the items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under Canadian GAAP:

		Property
	U.S.	Carrying	Canadian
As at December 31, 2009	GAAP	Costs	GAAP
Real estate properties, net	$1,389,845	$4,325	$1,394,170
Future tax assets	9,850	(218)	9,632
Future tax liabilities	37,824	1,258	39,082
MID shareholders’ equity	1,589,542	2,849	1,592,391

		Long-		Sale	Property	Stock-
	U.S.	term	Benefit	of The	Carrying	based	Joint	Canadian
As at December 31, 2008	GAAP	Debt	Plans	Meadows	Costs	Comp.	Ventures	GAAP
Cash and cash equivalents	$144,764	$—	$—	$—	$—	$—	$1,012	$145,776
Accounts receivable	33,915	—	—	—	—	—	363	34,278
Prepaid expenses and other	20,724	—	—	—	—	—	463	21,187
Non-current restricted cash	—	—	—	—	—	—	9,651	9,651
Real estate properties, net	2,024,183	—	—	(6,035)	4,029	—	52,845	2,075,022
Fixed assets, net	71,206	—	—	(181)	—	—	62	71,087
Other assets	35,200	—	—	—	—	—	(25,151)	10,049
Future tax assets	62,781	—	—	(400)	(218)	—	—	62,163
Accounts payable and accrued liabilities	121,471	(96)	—	—	—	—	9,615	130,990
Income taxes payable	10,363	—	—	—	—	—	5	10,368
Long-term debt due within one year	82,649	—	—	—	—	—	22,125	104,774
Note obligation due within one year, net	74,601	(875)	—	—	—	—	—	73,726
Note obligation, net	149,015	(2,723)	—	—	—	—	—	146,292
Other long-term liabilities	18,973	—	(1,357)	(7,216)	—	—	7,500	17,900
Future tax liabilities	105,497	544	—	—	1,172	—	—	107,213
MID shareholders’ equity	1,621,988	(6,570)	728	340	2,639	(3,204)	—	1,615,921
Noncontrolling interest	24,182	9,720	629	260	—	3,204	—	37,995

U.S. GAAP permits assets held for sale and assets of discontinued operations, as well as liabilities related to such assets, to be classified as current items on the balance sheet.  Canadian GAAP only permits such items to be classified as current items if the sale of such items has occurred prior to the date of completion of the financial statements.

The following table indicates the impact this difference between U.S. and Canadian GAAP had on the Company’s consolidated balance sheet at December 31, 2008 with respect to the classification of MEC’s assets held for sale (note 4) and assets held for sale from discontinued operations (note 4), and liabilities related to such assets:

	U.S.	Canadian
As at December 31, 2008	GAAP	GAAP
ASSETS
Current assets:
Assets held for sale	$21,732	$—
Assets held for sale from discontinued operations	94,461	24,507
Assets held for sale	—	21,732
Assets held for sale from discontinued operations	—	69,954

LIABILITIES
Current liabilities:
Liabilities related to assets held for sale	$876	$—
Liabilities related to discontinued operations	51,943	33,028
Liabilities related to assets held for sale	—	876
Liabilities related to discontinued operations	—	18,915